This Management Proxy Circular and the accompanying materials require your immediate attention. If you are in doubt as to how to deal with these documents or the matters to which they refer, please consult a professional advisor.

TRANSACTION INVOLVING
METALLICA RESOURCES INC., ITS SHAREHOLDERS
AND
NEW GOLD INC.

NOTICE AND MANAGEMENT PROXY CIRCULAR FOR
 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 17, 2008

These materials are important and require your immediate attention. They require the shareholders of Metallica Resources Inc. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisor. If you have any questions, including questions regarding the procedures for voting, please contact Kingsdale Shareholder Services Inc., which has been retained by Metallica Resources Inc. to provide proxy solicitation services, toll-free at 1-866-581-1571.

MAY 16, 2008

May 16, 2008

Dear Shareholder:

          The Board of Directors of Metallica Resources Inc. (“Metallica”) cordially invites you to attend the annual and special meeting (the “Meeting”) of shareholders of Metallica (“Metallica Shareholders”) to be held commencing at 10:00 a.m. (Toronto time) on June 17, 2008 at The Sutton Place Hotel, 955 Bay St., Toronto, Ontario.

          At the Meeting, Metallica Shareholders will be asked, in addition to the routine annual resolutions, to approve a special resolution (the “Special Resolution”) in respect of a proposed statutory arrangement pursuant to Section 192 of the Canada Business Corporations Act (the “Arrangement”) involving Metallica and New Gold Inc. (“New Gold”). Pursuant to a business combination agreement dated May 9, 2008 (the “Business Combination Agreement”) among Metallica, New Gold and Peak Gold Ltd. (“Peak”), Metallica and New Gold have agreed to complete the Arrangement pursuant to which all of the common shares of Metallica (the “Metallica Common Shares”) will be acquired by New Gold and Metallica will become a wholly-owned subsidiary of New Gold. As a result of the Arrangement, each Metallica Shareholder will receive common shares of New Gold (the “New Gold Common Shares”) on the basis of 0.9 of a New Gold Common Share and C$0.0001 in cash for each Metallica Common Share held by such Metallica Shareholder. Peak Shareholders will be asked, at a special meeting to be held on the same day as the Meeting, to approve an arrangement (the “BC Arrangement”) pursuant to which all of the common shares of Peak will be acquired by New Gold and Peak will also become a wholly-owned subsidiary of New Gold. The Arrangement involving Metallica and New Gold will not proceed unless the BC Arrangement between Peak and New Gold is completed concurrently. The Arrangement and the BC Arrangement are collectively referred to as the “Transaction”.

          Upon completion of the Transaction, a new globally diversified intermediate gold company with a market capitalization of approximately US$1.6 billion will be created. The combined company, to be called New Gold Inc., will own three operating gold mines in Australia, Brazil and Mexico and have a strong balance sheet to fund development stage projects in Canada and Chile, including the New Afton Project which is scheduled to commence production in late 2009.

          New Gold is an exploration stage mining company listed on the Toronto Stock Exchange and the American Stock Exchange. Its principal exploration and development property is located in British Columbia, Canada. Peak is a gold producer in Australia and Brazil. Peak’s common shares are listed on the TSX Venture Exchange.

          The Arrangement requires an affirmative vote of not less than 66 2/3% of the votes cast in respect thereof at the Meeting. The Arrangement is also subject to certain conditions and the approval of the Court.

          The Board of Directors of Metallica has unanimously approved the Business Combination Agreement and the terms of the Arrangement and recommends that shareholders vote IN FAVOUR of the Special Resolution for the reasons set forth in the attached Management Proxy Circular.

          The Metallica Board has determined that the Arrangement is fair, from a financial point of view, to Metallica Shareholders. The Metallica Board made this determination based upon, among other things, the opinion of Canaccord Capital Corporation that as of the date of such opinion the Transaction is fair, from a financial point of view, to Metallica Shareholders.

          The accompanying Notice of Annual and Special Meeting of Shareholders, Management Proxy Circular and Joint Disclosure Booklet provide a detailed description of the Arrangement and include certain information to assist you in considering how to vote on the Arrangement. You are encouraged to consider carefully all of the information in the accompanying documents including the documents incorporated by reference therein. If you require assistance, you should consult your financial, legal or other professional advisors.

          Your vote is important regardless of the number of Metallica Common Shares you own. If you are a registered holder of Metallica Common Shares, we encourage you to take the time now to complete, sign, date and return the enclosed form of proxy (printed on white paper) by no later than 5:00 p.m. (Toronto time) on June 13, 2008, to ensure that your Metallica Common Shares will be voted at the meeting in accordance with your instructions, whether or not you are able to attend in person. If you hold your Metallica Common Shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your Metallica Common Shares.

          Subject to obtaining court approval and satisfying all other conditions of closing, including obtaining the approval of Metallica Shareholders, it is anticipated that the Arrangement will be completed by June 30, 2008.

          If you have any questions relating to the Transaction, please contact Kingsdale Shareholder Services Inc., toll free, at 1-866-581-1571.

          On behalf of Metallica, I would like to thank all Metallica Shareholders for their continuing support.

Yours very truly,

Craig J. Nelsen
Director and Chairman of the Board

METALLICA RESOURCES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

          NOTICE IS HEREBY GIVEN that an annual and special meeting of Metallica Shareholders will be held at The Sutton Place Hotel, 955 Bay St., Toronto, Ontario, on June 17, 2008, at 10:00 a.m. (Toronto time), for the following purposes:

1.	to receive the audited consolidated financial statements of Metallica for the financial year ended December 31, 2007 and the auditors’ report thereon;

2.
to elect as directors of Metallica the eight individuals identified in the accompanying Circular for the term expiring on the earlier of the Effective Date of the Transaction (as defined in the Circular) and the next annual meeting (or until their successors are elected or appointed);

3.	to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of Metallica and authorize the directors to fix their remuneration;

4.
in accordance with the interim order of the Supreme Court of British Columbia (the “Court”) dated May 15, 2008 (the “Interim Order”), to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Special Resolution”), the full text of which is included as Schedule “A” to the Circular, approving an arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”), involving Metallica, Metallica Shareholders and New Gold Inc. (“New Gold”) pursuant to which, among other things: (i) all the common shares of Metallica (“Metallica Common Shares”) will be acquired by New Gold, (ii) each Metallica Shareholder (other than a Dissenting Holder) will be entitled to receive common shares of New Gold (“New Gold Common Shares”) on the basis of 0.9 of a New Gold Common Share and C$0.0001 in cash for each Metallica Common Share held by such Metallica Shareholder, and (iii) Metallica will become a wholly-owned subsidiary of New Gold; and

5.	to transact such further or other business as may properly come before the Meeting and any adjournments or postponements thereof.

          The Metallica Board has fixed May 16, 2008 as the record date (“Record Date”) for determining Metallica Shareholders who are entitled to receive notice of and to vote at the Meeting. Only Metallica Shareholders of record on May 16, 2008 are entitled to receive notice of the Meeting and to attend and vote at the Meeting. This Notice is accompanied by the Circular, the Joint Disclosure Booklet, a form of proxy (printed on white paper) and a letter of transmittal (printed on yellow paper).

          Registered holders of Metallica Common Shares who are unable to attend the Meeting in person are requested to complete, date, sign and deposit the enclosed form of proxy with Metallica, c/o Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1, prior to 5:00 p.m. (Toronto time) on June 13, 2008, or, if the Meeting is adjourned or postponed, not less than 48 hours prior to the start of such adjourned or postponed meeting. Non-registered holders of Metallica Common Shares should complete and return the voting instruction form or other authorization provided to them in accordance with the instructions provided therein. Failure to do so may result in your Metallica Common Shares not being voted at the Meeting. If you have any questions about the information contained in the Circular or require assistance in completing your form of proxy or letter of transmittal, please contact Metallica’s proxy solicitation agent, Kingsdale Shareholder Services Inc., at 1-866-581-1571.

          Registered holders of Metallica Common Shares who validly dissent from the Arrangement will be entitled to be paid the fair value of their Metallica Common Shares, subject to strict compliance with Section 190 of the CBCA, as modified by the provisions of the Interim Order, the Final Order and the Plan of Arrangement. Failure to comply strictly with the requirements set forth in Section 190 of the CBCA, as modified by the provisions of the Interim Order, the Final Order and the Plan of Arrangement may result in the loss or unavailability of any right of dissent.

          The Arrangement is subject to shareholder approval pursuant to the Interim Order. Before the Arrangement can become effective, it must be approved by a final order (the “Final Order”) of the Court. A copy of the Plan of Arrangement, Interim Order and the Notice of Petition for the Final Order are attached as Schedule “B”, Schedule “D” and Schedule “E”, respectively, to the Circular. Any Metallica Shareholder may participate, be represented and present evidence or arguments at the hearing for the Final Order. Reference is made to the Interim Order and the Final Order under the heading “The Business Combination Agreement — Court Approval and Completion of the Arrangement” in the Joint Disclosure Booklet.

          The Arrangement will be completed pursuant to the Business Combination Agreement among Metallica , New Gold and Peak, a copy of which is available on SEDAR at www.sedar.com or upon request to the Corporate Secretary free of charge at 36 Toronto Street, Suite 1000, Toronto, Ontario, M5C 2C5 (Telephone: 1-888-933-0313). A summary of the Business Combination Agreement is included in the Joint Disclosure Booklet.

          The Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Any adjourned or postponed meeting resulting from an adjournment or postponement of the Meeting will be held at a time and place to be specified either by Metallica before the Meeting or by the Chair at the Meeting.

DATED May 16, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

Richard J. Hall
President and Chief Executive Officer

SCHEDULES

SCHEDULE “A” SPECIAL RESOLUTION

SCHEDULE “B” PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE CBCA

SCHEDULE “C” FAIRNESS OPINION OF CANACCORD CAPITAL CORPORATION

SCHEDULE “D” INTERIM ORDER

SCHEDULE “E” NOTICE OF PETITION

SCHEDULE “F” COMPARISON OF SHAREHOLDER RIGHTS

SCHEDULE “G” DISSENT PROVISIONS OF THE CBCA

SCHEDULE “H” STATEMENT OF CORPORATE GOVERNANCE PRACTICES

THE JOINT DISCLOSURE BOOKLET INCLUDED WITH THIS MANAGEMENT INFORMATION CIRCULAR CONSTITUTES A PART OF THIS MANAGEMENT INFORMATION CIRCULAR AND THE COMPLETE DOCUMENT SHOULD BE READ IN ITS ENTIRETY. THE MANAGEMENT INFORMATION CIRCULAR AND THE JOINT DISCLOSURE BOOKLET ARE COLLECTIVELY REFERRED TO AS THIS “CIRCULAR”.

ii

NOTICE TO UNITED STATES SHAREHOLDERS

          THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES, NOR HAS THE SEC OR ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

          The New Gold Common Shares and Metallica Replacement Options to be issued under the Arrangement have not been registered under the U.S. Securities Act and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court as described under “The Arrangement — Court Approval of the Arrangement” in this Circular. The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with applicable Canadian disclosure requirements. Residents of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

          Likewise, information concerning the properties and operations of Metallica, New Gold and Peak has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this Circular are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005.

          While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the SEC. As such, certain information contained in this Circular concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Investors are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable.

          In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the SEC standards.

          Financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of United States companies. Metallica Shareholders should be aware that the exchange of their Metallica Common Shares for New Gold Common Shares as described herein may have tax consequences in both the United States and Canada. Such consequences for Metallica Shareholders who are resident in, or citizens of, the United States may not be described fully herein. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” in this Circular.

          The enforcement by Metallica Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Metallica, New Gold and Peak are incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein may be residents of a foreign country, and that all or a substantial portion of the assets of Metallica, New Gold, Peak and those persons may be located outside the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

          This Circular, the Joint Disclosure Booklet and the documents incorporated by reference in the Joint Disclosure Booklet contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage, and the anticipated benefits of the Transaction and the future prospects of Metallica, New Gold and Peak. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Metallica and/or Metallica, New Gold and Peak following the completion of the Transaction to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in this Circular and the sections entitled “Risk Factors” for each of Metallica, New Gold and Peak in the Joint Disclosure Booklet. Although Metallica has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

          All forward-looking statements attributable to Metallica, New Gold or Peak, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Readers of this Circular are cautioned not to place undue reliance on forward-looking statements contained in this Circular or in any document incorporated by reference herein, which reflect the analysis of the management of Metallica, New Gold or Peak, as appropriate, only as of the date of this Circular. None of Metallica, New Gold or Peak undertakes any obligation to release publicly the results of any revision to these forward-looking statements, including without limitation any that may be made to reflect events or circumstances after the date of this Circular or to reflect the occurrence of unanticipated events, unless otherwise required by law.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

          Unless otherwise indicated, all references to “US$” or “U.S. dollars” in this Circular refer to United States dollars and all references to “C$” or “Canadian dollars” in this Circular refer to Canadian dollars.

          On March 28, 2008, the last trading day before the announcement of the Transaction, the exchange rate for one

          U.S. dollar expressed in Canadian dollars, based on the noon buying rates provided by the Bank of Canada, was C$1.02.

          On May 16, 2008, the exchange rate for one U.S. dollar expressed in Canadian dollars, based upon the noon buying rates provided by the Bank of Canada, was C$1.00.

INFORMATION CONTAINED IN THIS CIRCULAR AND THE ACCOMPANYING JOINT DISCLOSURE BOOKLET

          The information contained in this Circular is given as at May 16, 2008, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein.

          No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Metallica.

          This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

          Information contained in this Circular should not be construed as legal, tax or financial advice and Metallica Shareholders are urged to consult their own professional advisors in connection with such matters.

          Certain information pertaining to New Gold and/or Peak, including forward-looking statements made by New Gold and/or Peak, included or incorporated by reference herein, has been provided by New Gold and/or Peak or is based on publicly available documents and records on file with the Canadian Securities Authorities and other public sources. Although Metallica does not have any knowledge that would indicate that any such information is untrue or incomplete, Metallica assumes no responsibility for the accuracy or completeness of such information, nor for the failure by such other persons to disclose events which may have occurred or which may affect the completeness or accuracy of such information but which is unknown to Metallica.

SUMMARY

          The following information is a summary of the contents of this Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial data and statements contained elsewhere in this Circular and the Joint Disclosure Booklet, including the appendices hereto and documents incorporated by reference. Capitalized terms used in this summary are defined in the Glossary of Terms or as set out in this summary.

Date, Time and Place of Meeting

          The Meeting will be held on June 17, 2008, at 10:00 a.m. (Toronto time) at The Sutton Place Hotel, 955 Bay St., Toronto, Ontario.

The Record Date

          The Record Date for determining the Metallica Shareholders entitled to receive notice of and to vote at the Meeting is as of the close of business on May 16, 2008.

Purpose of the Meeting

          The principal purpose of the meeting is to consider and, if deemed advisable to pass, with or without variation, the Special Resolution.

          At the Meeting, Metallica Shareholders will also be asked (i) to receive the audited financial statements for the year ended December 31, 2007; (ii) to elect directors; and (iii) to appoint auditors.

Metallica Shareholder Approval

          The approval of the Special Resolution will require the affirmative vote of not less than 662/3% of the votes cast in respect thereof by Metallica Shareholders present in person or by proxy at the Meeting. A majority of the votes cast by Metallica Shareholders present in person or by proxy at the Meeting is required to elect directors and to appoint auditors of Metallica.

Financial Statements

          The audited consolidated financial statements of Metallica for the financial year ended December 31, 2007 have been approved by the Audit Committee and the Metallica Board. They will be placed before the Meeting for acceptance by the Metallica Shareholders.

Election of Board of Directors

          The term of office of the current directors of Metallica will expire at the Meeting or when their successors are duly elected or appointed. The Metallica Board is currently composed of eight directors, three of whom are Canadian residents.

          It is proposed to nominate the eight persons listed herein for election as directors of Metallica to hold office for a term expiring on the earlier of the effective date of the Transaction and the next annual meeting of the Metallica Shareholders or until each such director’s successor is elected or appointed pursuant to relevant provisions of Metallica’s by-laws or governing statute. All such proposed nominees are currently directors of Metallica.

Appointment of Auditors

          PricewaterhouseCoopers LLP, chartered accountants, have been the auditors of Metallica since June 1998. At the Meeting, or any adjournment thereof, PricewaterhouseCoopers LLP will be proposed for reappointment as auditors of Metallica for the financial year ending December 31, 2008.

Implementation of the Arrangement

          If the Arrangement is approved at the Meeting and the Final Order approving the Arrangement is issued by the Court and the applicable conditions to completion of the Arrangement have been satisfied, Articles of Arrangement will be filed pursuant to which:

(a)
each Metallica Common Share (other than Metallica Common Shares in respect of which a Metallica Shareholder has validly exercised Dissent Rights) will be directly transferred and assigned by such Metallica Shareholder to New Gold (free and clear of any liens) in exchange for 0.9 of a New Gold Common Share and C$0.0001 in cash;

(b)
each Metallica Common Share in respect of which a Metallica Shareholder has validly exercised Dissent Rights will be directly transferred and assigned by such Metallica Shareholder to New Gold (free and clear of any liens) in accordance with the Plan of Arrangement;

(c)	with respect to each Metallica Common Share transferred and assigned in accordance with the Plan of Arrangement;

(i)
the registered holder thereof will cease to be the registered holder of such Metallica Common Share and the name of such registered holder will be removed from the register of Metallica Shareholders as of the Effective Time;

(ii)	the certificate(s) representing such Metallica Common Share will be deemed to have been cancelled as of the Effective Time; and

(iii)
the registered holder thereof will be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Metallica Common Share;

(d)	Metallica Options will be exchanged for Metallica Replacement Options to acquire the number of New Gold Common Shares equal to the product of:

(i)	the number of Metallica Common Shares subject to the Metallica Option immediately before the Effective Time, and

(ii)
0.9 plus the portion of a New Gold Common Share that, immediately prior to the Effective Time, has a fair market value equal to C$0.0001 for each Metallica Common Share that the holder was entitled to receive under the Metallica Option (rounded down to the nearest number of New Gold Common Shares); and

(e)
each holder of a Metallica Warrant outstanding immediately prior to the Effective Time will receive upon the subsequent exercise or conversion of such holder’s Metallica Warrant, in accordance with its terms, in lieu of each Metallica Share to which such holder was entitled upon such conversion but for the same aggregate consideration payable therefor, 0.9 of a New Gold Common Share and C$0.0001 in cash.

          See “The Arrangement.”.

Fairness Opinion

          As part of its engagement as financial advisor to the Metallica Board, Canaccord Capital Corporation (“Canaccord”) provided a fairness opinion (the “Fairness Opinion”), the written version of which is dated May 9, 2008. As at the date of the Fairness Opinion and subject to the analyses, assumptions, qualifications and limitations discussed in the Fairness Opinion, Canaccord has concluded that the Transaction is fair, from a financial point of view, to Metallica Shareholders.

          See “The Arrangement —Fairness Opinion of Canaccord Capital Corporation” in this Circular and the Fairness Opinion attached as Schedule “C” to this Circular. Metallica Shareholders are encouraged to read the Fairness Opinion in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the reviews undertaken.

Reasons for the Transaction and Recommendation of the Metallica Board

          The Metallica Board has reviewed the terms of the proposed Transaction and the Fairness Opinion and has concluded that the Arrangement is fair, from a financial point of view, to the Metallica Shareholders and that the Arrangement is in the best interests of Metallica and the Metallica Shareholders. THE METALLICA BOARD HAS APPROVED THE ARRANGEMENTAND RECOMMENDS THAT METALLICA SHAREHOLDERS VOTE FOR THE SPECIAL RESOLUTION. In the course of their evaluation of the Transaction, the Metallica Board consulted with Metallica’s senior management, legal counsel and financial advisors, reviewed a significant amount of information, including information derived from Metallica’s due diligence review of New Gold and Peak, and considered a number of factors including, among others, the following:

•
Premium to Metallica Shareholders. New Gold has offered Metallica Shareholders a premium to the Metallica Common Share price. The consideration to be received by Metallica Shareholders under the Transaction represents a premium of approximately 25.5% based on the volume-weighted average price of Metallica Common Shares on the TSX for the 20 trading days ended March 28, 2008 (being the last trading day prior to the announcement of the Transaction) and based upon the volume-weighted average price of New Gold Common Shares on the TSX for the same period or approximately 12.7% based on the closing price of the Metallica Common Shares on the TSX on March 28, 2008 of C$5.60 (being the last trading day prior to the announcement of the Transaction) and the closing price of the New Gold Common Shares on the TSX on March 28, 2008 of C$7.01.

•
Expected Benefits from Owning Shares of the Combined Company. The Metallica Board believes that share ownership in the Combined Company resulting from the Transaction will result in a number of benefits to Metallica Shareholders, specifically, the Transaction:

• diversifies gold production with multiple producing mines;

• enhances production growth profile in the medium term;

• provides shareholders with a significant stake in the Combined Company; and

• ensures availability of the necessary funding for the development of the El Morro Project.

•
Continued Participation by Metallica Shareholders in the Assets of Metallica and Participation in the Assets of New Gold and Peak. Metallica Shareholders, through their ownership of New Gold Common Shares, will continue to participate in any increase in the value of Metallica’s mineral projects as well as the other assets of Metallica and will also benefit from any increase in the value of the assets currently owned by New Gold and Peak.

•
Fairness Opinion. The Metallica Board considered the opinion of Canaccord to the effect that, as of the date thereof, and subject to the analyses, assumptions, qualifications and limitations set forth in the Fairness Opinion, the Transaction is fair, from a financial point of view, to Metallica Shareholders.

•
Tax Deferred Rollover. A Metallica Shareholder who is an Eligible Holder should generally be able to exchange Metallica Common Shares for New Gold Common Shares and cash under the Arrangement on a fully or partially tax-deferred rollover basis by making an appropriate Section 85 Election jointly with New Gold. While not free from doubt, Metallica Shareholders who are U.S. Holders should benefit from a tax deferred reorganization and should not recognize any capital gains for U.S. federal income tax purposes with respect to the receipt of the New Gold Common Shares in exchange for Metallica Common Shares. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

•
Business Combination Agreement. Under the Business Combination Agreement, the Metallica Board remains able to respond, in accordance with its fiduciary duties, to unsolicited proposals that are more favourable to Metallica Shareholders than the Arrangement. The fees payable to New Gold and Peak in connection with a termination of the Business Combination Agreement as a result of Metallica entering into a Superior Proposal are considered to be reasonable in the circumstances and not preclusive of other proposals.

•
Approval Thresholds. The Metallica Board considered the following required approvals to be protective of the rights of Metallica Shareholders. The Special Resolution must be approved by not less than 66 2/3% of the votes cast in respect thereof by Metallica Shareholders present in person or by proxy at the Meeting. The Arrangement must also be approved by the Court, which will consider, among other things, the fairness of the Arrangement to Metallica Shareholders.

•
Dissent Rights. Registered Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise their Dissent Rights and receive the fair value of their Metallica Common Shares.

•
Outstanding Metallica Warrants and Metallica Options. In accordance with the terms of the Metallica Warrants, each holder of a Metallica Warrant outstanding immediately prior to the Effective Time will receive upon the subsequent exercise or conversion of such holder’s Metallica Warrant in accordance with its terms, and will accept in lieu of each Metallica Common Share to which such holder was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the Share Consideration it would have been entitled to receive as a result of the Arrangement if, on the Effective Date, the warrantholder had been the registered holder of the number of Metallica Common Shares to which such holder was entitled upon exercise. Holders of Metallica Options who have not exercised such Metallica Options prior to the Effective Time will receive Metallica Replacement Options under the Arrangement.

6

          In the course of its deliberations, the Metallica Board also identified and considered a variety of risks, including, but not limited to:

•
as Metallica Shareholders will receive New Gold Common Shares based on a fixed rate, New Gold Common Shares received by Metallica Shareholders under the Arrangement may have a market value lower than expected;

•	the issue of New Gold Common Shares under the Transaction and their subsequent sale may cause the market price of New Gold Common Shares to decline; and

•
the risks to Metallica if the Transaction is not completed, including the costs to Metallica in pursuing the Transaction and the diversion of management attention away from the conduct of Metallica’s business in the ordinary course.

          The foregoing summary of the information and factors considered by the Metallica Board is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Transaction, the Metallica Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion and recommendation. The Metallica Board’s recommendations were made after consideration of all of the above-noted factors and in light of the Metallica Board’s collective knowledge of the business, financial condition and prospects of Metallica, and were also based upon the advice of financial advisors and legal advisors to the Metallica Board. In addition, individual members of the Metallica Board may have assigned different weights to different factors.

The Companies

          New Gold is a British Columbia company engaged in the acquisition, exploration and development of natural resource properties. New Gold’s principal focus is on the exploration and development of a copper-gold project (the “New Afton Project”) located near Kamloops, British Columbia. New Gold is a reporting issuer (or equivalent) in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador, and is subject to the periodic reporting obligations under Section 13(a) of the U.S. Exchange Act.

          Peak is a British Columbia company engaged in the acquisition, exploration, development and operation of precious metal properties. The principal products and sources of cash flow for Peak are derived from the sale of gold and copper. Peak’s principal mineral properties are a 100% interest in the Amapari gold mine (the “Amapari Mine”) located in Brazil and a 100% interest in the Peak gold mines (the “Peak Mines”) located in Australia. Peak is a reporting issuer (or equivalent) in British Columbia, Alberta, Manitoba, Ontario, Quebec and Prince Edward Island.

          Metallica is a Canadian company engaged in the production of gold and silver in Mexico, and is also pursuing the exploration and development of various precious and base metal properties throughout the Americas. Metallica’s principal mineral property is a 100% interest in the Cerro San Pedro gold and silver mine (the “Cerro San Pedro Mine”) located near the city of San Luis Potosi, Mexico. Metallica is a reporting issuer (or equivalent) in British Columbia, Alberta, Ontario and Québec, and is subject to the periodic reporting obligations under Section 13(a) of the U.S. Exchange Act.

          Upon completion of the Arrangement and the BC Arrangement, a new globally diversified intermediate gold company will be created with a market capitalization of approximately US$1.6 billion. The Combined Company, to be called New Gold Inc., will own three operating gold mines in Australia, Brazil and Mexico, and have a strong balance sheet to fund development stage projects in Canada and Chile, including the New Afton Project which is scheduled to commence production in late 2009.

          See “Information Concerning Peak”, “Information Concerning New Gold”, “Information Concerning Metallica” and “Information concerning the Combined Company after the Transaction” in the Joint Disclosure Booklet.

Conditions to Completion of the Transaction

          The Arrangement is subject to a number of specified conditions, including, among others, Metallica Shareholder approval, a Final Order of the Court approving the Arrangement, all key regulatory approvals having been obtained and the concurrent completion of the BC Arrangement, pursuant to which New Gold will acquire all of the issued and outstanding Peak Common Shares. See “The Arrangement — Shareholder Approval of the Transaction” in the Circular and “Summary of the Business Combination Agreement — Conditions Precedent” in the Joint Disclosure Booklet.

No Solicitation/Superior Proposal

          In the Business Combination Agreement, Metallica has agreed not to, directly or indirectly, solicit or participate in any discussions or negotiations with any person (other than New Gold) regarding an Acquisition Proposal. Nonetheless, the Metallica Board is permitted to consider and accept a Superior Proposal under certain conditions. New Gold is entitled to a four business day period within which to exercise a right to match any Superior Proposal. If Metallica enters into an agreement regarding a Superior Proposal, Metallica will be required to pay the Termination Fee.

          See “Summary of the Business Combination Agreement — No Solicitation Covenants”, “Summary of the Business Combination Agreement — Superior Proposal” and “Summary of the Business Combination Agreement — Termination” in the Joint Disclosure Booklet.

Termination of Business Combination Agreement

          The Parties may agree in writing to terminate the Business Combination Agreement at any time prior to the Effective Time and upon the occurrence of various other events including, but not limited to, the Arrangement not being completed before July 2, 2008. In addition, Metallica, New Gold or Peak may terminate the Business Combination Agreement at any time prior to the Effective Time if certain specified events occur.

          See “Summary of the Business Combination Agreement — Termination” in the Joint Disclosure Booklet.

Termination Fee

          The Business Combination Agreement provides that Metallica will pay a Termination Fee of C$22 million (as to 50% to New Gold and as to 50% to Peak) if: (i) the Business Combination Agreement is terminated by Metallica in connection with Metallica entering into an agreement in respect of a Superior Proposal; or (ii) the Metallica Board makes a change of recommendation in respect of the Arrangement.

          See “Summary of the Business Combination Agreement — Termination” in the Joint Disclosure Booklet.

Exchange of Metallica Common Share Certificates and Treatment of Fractional Shares

          A letter of transmittal is enclosed with this Circular for use by Metallica Shareholders for the purpose of surrendering share certificates representing Metallica Common Shares to the Depositary at the address of the Depositary set out in the letter of transmittal. Provided that a Registered Shareholder has delivered and surrendered to the Depositary all share certificates, together with a letter of transmittal properly completed and executed in accordance with the instructions of such letter of transmittal, and any additional documents as the Depositary may reasonably require, the Metallica Shareholder will be entitled to receive, and New Gold will cause the Depositary to deliver a certificate representing the number of New Gold Common Shares issuable or deliverable pursuant to the Arrangement and the cash component of the consideration in respect of the exchange of Metallica Common Shares. See “The Arrangement — Material Terms of the Arrangement — Letter of Transmittal” in this Circular.

          The letter of transmittal enclosed with this Circular includes a space to allow Eligible Holders to request a tax instruction letter and related materials to assist them in making a tax election under Section 85 of the ITA (and any corresponding election under any applicable provincial tax legislation) (a “Section 85 Election”) in order to wholly or partly defer recognition of capital gains that would otherwise be realized on the disposition of the Metallica Common Shares. Eligible Holders who request a tax instruction letter and related materials for a Section 85 Election and who would like to make a similar election for Quebec income tax purposes may request a tax instruction letter and related materials concerning such Quebec election by so indicating in the space provided in the letter of transmittal. Non-Registered Holders will need to deal with their broker or other intermediary to receive the tax election package and the necessary election forms. See “The Arrangement — Material Terms of the Arrangement — Tax Election Procedure for Metallica Shareholders Subject to Canadian Taxation” in this Circular.

          No fractional New Gold Common Shares will be issued. If a Metallica securityholder is entitled to a fractional share representing 0.5 or more of a New Gold Common Share, the number of New Gold Common Shares to be issued to that Metallica securityholder will be rounded up to the nearest whole New Gold Common Share. If a Metallica Shareholder is entitled to a fractional share representing less than 0.5 of a New Gold Common Share, the number of New Gold Common Shares to be issued to that Metallica securityholder will be rounded down to the nearest whole New Gold Common Share.

          Any cash consideration to be received by a Metallica Shareholder will be rounded up to the nearest whole cent.

          See “The Arrangement — Material Terms of the Arrangement — Fractional Shares” in this Circular.

Rights of Dissent

          Registered Shareholders are entitled to exercise Dissent Rights by providing written notice to Metallica at or before 5:00 p.m. (Toronto time) on June 13, 2008 (or on the day that is two Business Days immediately preceding any adjourned or postponed Meeting) in the manner described under the heading “Dissenting Holders’ Rights” in this Circular. If a Registered Shareholder dissents, and the Arrangement is completed, New Gold will acquire the shares of the Dissenting Holder for a debt claim against New Gold entitling the Dissenting Holder to be paid the “fair value” of its Dissenting Metallica Common Shares as of the close of business on the day before the day the Special Resolution is adopted. This amount may be the same as, more than or less than the Share Consideration offered under the Arrangement. Only Registered Shareholders are entitled to dissent. Shareholders should carefully read the section in this Circular entitled “The Arrangement — Dissenting Holders’ Rights” if they wish to exercise Dissent Rights. It is a condition of the Arrangement that Dissent Rights not be exercised in respect of, in the aggregate, more than 10% of the outstanding Metallica Common Shares.

          See “The Arrangement — Dissenting Holders’ Rights” in this Circular.

Certain Canadian Federal Income Tax Considerations

          A Metallica Shareholder who is an Eligible Holder should generally be able to exchange Metallica Common Shares for New Gold Common Shares and cash under the Arrangement on a fully or partially tax-deferred rollover basis by making an appropriate Section 85 Election jointly with New Gold. Such a Metallica Shareholder who does not make a Section 85 Election and who is resident in Canada for the purposes of the ITA will generally realize a capital gain (or a capital loss) equal to the amount by which the fair market value of the New Gold Common Shares and cash received by the Metallica Shareholder under the Arrangement exceed (or are less than) the adjusted cost base to the Metallica Shareholder of the Metallica Common Shares so exchanged and any reasonable costs of disposition.

          A Metallica Shareholder who is not resident in Canada for the purposes of the ITA will generally not be subject to tax under the ITA on any capital gain realized on the exchange of such Metallica Shareholder’s Metallica Common Shares for New Gold Common Shares and cash under the Arrangement, unless the Metallica Common Shares are “taxable Canadian property” to such Metallica Shareholder and such gain is not otherwise exempt from tax under the ITA pursuant to the provisions of an applicable tax convention.

Certain United States Federal Income Tax Considerations

          Based on representations of Metallica and New Gold, Metallica believes that, while it is not free from doubt, it is likely that the exchange of Metallica Common Shares for New Gold Common Shares and Canadian currency, together with the amalgamation, pursuant to the Arrangement will be treated as a reorganization under Section 368(a) of the Tax Code. In accordance with treatment of this exchange as a reorganization and except as discussed below, the Holders of Metallica Common Shares should not recognize gain or loss for U.S. federal income tax purposes on the exchange of Metallica Common Shares for New Gold Common Shares and cash pursuant to the Arrangement, except that gain (but not loss) realized will be recognized to the extent of the cash received. There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge the qualification of the Arrangement as a tax-deferred reorganization for federal income tax purposes or that, if challenged, a U.S. court would not agree with the IRS.

          The foregoing summary is qualified in its entirety by the more detailed discussion of United States federal income tax consequences of the Arrangement set forth under the heading “Certain United States Federal Income Tax Considerations”.

Combined Company Unaudited Pro Forma Financial Information

          The unaudited pro forma consolidated financial information for the Combined Company is provided in Schedule “F” to the Joint Disclosure Booklet. The unaudited pro forma consolidated financial information for the Combined Company is based on the assumptions described in the respective notes to the Combined Company’s unaudited pro forma consolidated financial statements as at March 31, 2008 and for the three-month period ended March 31, 2008 and the year ended December 31, 2007. The unaudited pro forma consolidated balance sheet has been prepared based on the assumption that, among other things, the Transaction had occurred on March 31, 2008. The unaudited pro forma consolidated financial statements are not necessarily indicative of the Combined Company’s consolidated financial position and results from operations if the events reflected therein were in effect for the periods presented, nor do they purport to project the Combined Company’s consolidated financial position or results from operations for any future period.

Risk Factors

          There are risks associated with the completion of the Transaction. Metallica Shareholders should consider a number of risk factors in evaluating whether to approve the Special Resolution. Risk factors are discussed herein and in documents incorporated by reference. See “Risk Factors” in this Circular.

METALLICA RESOURCES INC.

INFORMATION CONCERNING THE MEETING

Date, Time and Place of the Meeting

          The Meeting will be held on June 17, 2008, at 10:00 a.m. (Toronto time) at The Sutton Place Hotel, 955 Bay Street, Toronto, Ontario.

Record Date

          The Record Date for determining persons entitled to receive notice of and vote at the Meeting is May 16, 2008. Shareholders of record as at the close of business on May 16, 2008 will be entitled to attend and vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Circular.

Purpose of the Meeting

          The principal purpose of the meeting is to consider and, if deemed advisable, to pass, with or without variation, the Special Resolution.

          At the meeting, Metallica Shareholders will also be asked (i) to receive the audited financial statements for the year ended December 31, 2007; (ii) to elect directors; and (iii) to appoint auditors.

          A majority of the votes cast by Metallica Shareholders present in person or by proxy at the Meeting is required to elect directors and to appoint auditors.

          The approval of the Special Resolution will require the affirmative vote of not less than 66 2/3% of the votes cast in respect thereof by Metallica Shareholders present in person or by proxy at the Meeting.

Solicitation of Proxies

          This Circular is being furnished in connection with the solicitation of proxies by or on behalf of management of Metallica for use at the Meeting (or any adjournment or postponement thereof) to be held at the time and place and for the purposes set out in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally, by telephone or other electronic means by officers and regular employees of Metallica (for no additional compensation). All costs incurred in connection with the preparation and mailing of this Circular and the accompanying form of proxy and letter of transmittal, as well as the costs of solicitation of proxies will be borne by Metallica. Metallica has retained Kingsdale Shareholder Services Inc. (“Kingsdale”), The Exchange Tower, 130 King Street West, Suite 2950, Toronto, Ontario, M5X 1E2 to aid in soliciting proxies from the Metallica Shareholders. Shareholders may contact Kingsdale in North America toll free at 1-866-581-1571 or by email at contactus@kingsdaleshareholder.com. Shareholders outside of North America and banks and brokers should call collect at 416-867-2272. The aggregate fee for these services is expected to be approximately C$85,000 plus out-of-pocket expenses.

Appointment of Proxyholders

          The persons named in the accompanying form of proxy are Craig J. Nelsen and Richard J. Hall, each of whom is a representative of management of Metallica. Each Metallica Shareholder has the right to appoint a person or company, other than the persons named in the enclosed form of proxy, who need not be a shareholder of Metallica, to attend and act for and on behalf of the Metallica Shareholder at the Meeting. This right may be exercised by inserting such person’s name in the blank space provided in the accompanying form of proxy or by completing another proper form of proxy. A proxy that is in writing, must be dated the date on which it is executed, must be executed by the Metallica Shareholder or his or her attorney authorized in writing or, if the Metallica Shareholder is a corporation, by a duly authorized officer or attorney of that corporation and, if the proxy is to apply to less than all the Metallica Common Shares registered in the name of the Metallica Shareholder, must specify the number of Metallica Common Shares to which it is to apply.

Voting by Proxyholder

          The Metallica Common Shares represented by a properly executed proxy will be voted for or against all matters to be voted on at the Meeting in accordance with the instructions of the Registered Shareholder on any vote that may be called for.

          In the absence of any instructions to the contrary, the Metallica Common Shares represented by proxies received by management will be voted FOR the approval of each of the matters proposed by management at the Meeting and as described in the notice.

          The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of Metallica knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matters do properly come before the Meeting, it is intended that the person appointed as proxy shall vote on such other business in such manner as that person then considers to be proper.

Registered Shareholders

          Registered Shareholders may wish to vote by proxy whether or not they attend the Meeting in person. Registered Shareholders who choose to submit a proxy may do so by any of the following options:

(a)
completing, dating and signing the enclosed proxy and returning it to the Transfer Agent by fax at 416-361-0470, or by mail or hand to Equity Transfer & Trust Company at 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1; or

(b)
using the Transfer Agent’s website at www.voteproxyonline.com (Registered Shareholders who choose this option must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number);

in all cases ensuring that the proxy is received by 5:00 p.m. (Toronto time) on June 13, 2008 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time to which the Meeting is adjourned or postponed. Failure to complete or deposit a proxy properly may result in its invalidation. The time limit for the deposit of proxies may be waived by the Chairman of the Meeting at his or her discretion.

Beneficial Shareholders

          Only Registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Metallica Common Shares beneficially owned by a person (a “Non-Registered Holder”) are registered either (a) in the name of an Intermediary that the Non-Registered Holder deals with in respect of the shares (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans), or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, Metallica will be distributing copies of the Notice of Meeting, this Circular including the Joint Disclosure Booklet, the form of proxy and the letter of transmittal (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

          Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the Transfer Agent as set out above; or

(b)
more typically, be given a form which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting information form”) which the Intermediary must follow.

          In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the form of proxy and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy or proxy authorization form is to be delivered.

Revocation of Proxies

          A Registered Shareholder executing a proxy has the power to revoke it as to any matter on which a vote shall not already have been cast:

(a)
by depositing an instrument in writing executed by such Metallica Shareholder or by such Metallica Shareholder’s attorney authorized in writing, or, if the Metallica Shareholder is a corporation, by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing:

(i)
at the above-mentioned office of the Transfer Agent, at any time up to and including 5:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournments or postponements thereof, or

(ii)	with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof; or

(b)	in any other matter permitted by law.

          A Non-Registered Holder should contact his or her Intermediary and carefully follow the instructions provided by the Intermediary in order to revoke a voting information form (or a proxy).

Metallica Common Shares Outstanding and Principal Holders of Metallica Common Shares

          At the close of business on May 15, 2008, 96,428,478 Metallica Common Shares were issued and outstanding. Each Metallica Shareholder is entitled to one vote per Metallica Common Share held on the Record Date on all matters to come before the Meeting, including the Special Resolution. Holders of Metallica Common Shares are the only Metallica securityholders that will have voting rights at the Meeting.

          To the knowledge of the directors and executive officers of Metallica, no shareholder beneficially owned, directly or indirectly, or exercised control or direction over, Metallica Common Shares carrying more than 10% of the voting rights attached to all issued Metallica Common Shares as at May 15, 2008.

Executive Compensation

          The following table sets forth the annual and long-term compensation paid to, or earned by, the Named Executive Officers during the three most recently completed financial years. No other executive officer of Metallica had a total compensation exceeding $150,000 during the most recently completed financial year.

					Long Term Compensation

		Annual Compensation			Awards		Payouts

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions (C$) (1)	LTIP Payouts ($)	All Other Compensation (US$)(2)

Richard J. Hall	2007	216,667	149,200	Nil	113,500	198,114	Nil	11,604
President and CEO	2006	158,333	111,250	Nil	200,000	460,000	Nil	8,863
	2005	148,333	75,000	Nil	150,000	150,500	Nil	11,293
Bradley J. Blacketor	2007	153,750	73,800	Nil	58,800	97,722	Nil	8,440
Vice-President,	2006	138,333	77,000	Nil	100,000	345,000	Nil	7,321
CFO and Secretary	2005	128,333	65,000	Nil	100,000	107,500	Nil	27,385
Troy J. Fierro (3)	2007	156,667	76,400	Nil	64,500	261,660	Nil	43,782
Vice-President of Operations	2006	105,000	Nil	Nil	225,000	Nil	Nil	3,767
	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mark A. Petersen	2007	113,350	53,800	Nil	44,300	71,556	Nil	6,944
Vice-President of Exploration	2006	94,125	35,000	Nil	50,000	Nil	Nil	5,530
	2005	88,542	22,313	Nil	30,000	Nil	Nil	14,529

(1)
The amounts shown for each Named Executive Officer represent the value of restricted share units (“RSUs”) awarded under Metallica’s RSU Plan. The values for 2005 were determined based on a share price of $2.15 multiplied by the number of RSUs awarded to each Named Executive Officer (70,000 awarded to Mr. Hall and 50,000 awarded to Mr. Blacketor). These RSUs vested on March 1, 2008. The values for 2006 were determined based on a share price of $4.60 multiplied by the number of RSUs awarded to each Named Executive Officer (100,000 awarded to Mr. Hall and 75,000 awarded to Mr. Blacketor). These RSUs vest on March 9, 2009. The values for 2007 were determined based on a share price of $5.34 multiplied by the number of RSUs awarded to each Named Executive Officer (37,100 awarded to Mr. Hall, 18,300 awarded to Mr. Blacketor, 49,000 awarded to Mr. Fierro and 13,400 awarded to Mr. Petersen). These RSUs vest on May 24, 2010 except for 30,000 RSUs related to Mr. Fierro which vest on December 13, 2010. See “Information Concerning the Meeting — Compensation Committee” for details of the RSU Plan.

(2)
Principally consists of contributions to the 401(k) retirement plan and life insurance for the Named Executive Officers. Other compensation in 2005 also includes payout of accrued vacation to Mr. Hall, Mr. Blacketor and Mr. Petersen totalling $2,555, $20,564, and $9,268 respectively. Other compensation for Mr. Fierro in 2007 includes $35,861 for moving expenses.

(3)	Troy J. Fierro began employment on April 3, 2006.

Equity Compensation Plan Information

Long Term Incentive Plan (LTIP) Awards

          Metallica does not have a LTIP. No LTIP award was paid to the Named Executive Officers during the most recently completed financial year.

Stock Option Grants

          The following table sets forth stock options granted to the Named Executive Officers during the year ended December 31, 2007 (all amounts in Canadian dollars):

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

Richard J. Hall	76,500	9.0%	$5.07	$5.07	May 24, 2012
President and CEO	37,000	4.4%	$5.03	$5.03	December 13, 2012
Bradley J. Blacketor	37,800	4.5%	$5.07	$5.07	May 24, 2012
Vice-President, CFO and Secretary	21,000	2.5%	$5.03	$5.03	December 13, 2012
Troy J. Fierro,	39,200	4.6%	$5.07	$5.07	May 24, 2012
Vice President of Operations	25,300	3.0%	$5.03	$5.03	December 13, 2012
Mark A. Petersen,	27,600	3.3%	$5.07	$5.07	May 24, 2012
Vice President of Exploration	16,700	2.0%	$5.03	$5.03	December 13, 2012

Exercises of Options

          The following table sets forth information concerning the financial year-end value of unexercised options held by the Named Executive Officer (all amounts in Canadian dollars):

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (2)	Unexercised Options at December 31, 2007		Value of Unexercised In-the Money Options at December 31, 2007 (1)

			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)

Richard J. Hall	50,000	196,500	371,166	142,334	1,073,374	174,751
President and CEO	100,000	371,000
Bradley J. Blacketor	—	—	311,267	72,533	1,031,406	87,810
Vice-President, CFO and Secretary
Troy J. Fierro,	70,000	100,800	101,500	118,000	139,742	137,535
Vice President of Operations
Mark A. Petersen,	25,000	94,750	43,100	46,200	83,376	46,753
Vice President of Exploration	20,000	69,400
	15,000	31,050
	50,000	185,500

(1)	Value of unexercised in-the-money options calculated using the closing price of the Metallica Common Shares on the TSX on December 29, 2007 ($5.34), less exercise price of in-the-money options.

(2)
50,000 options were exercised on October 15, 2007 at an exercise price of $1.32. The closing price of the common shares on October 15, 2007 was $5.25. 150,000 options were exercised on December 12, 2007 at an exercise price of $1.32. The closing price of the common shares on December 12, 2007 was $5.03. 25,000 options were exercised on February 7, 2007 at an exercise price of $1.32. 20,000 options were exercised on February 7, 2007 at an exercise price of $1.64. 15,000 options were exercised on February 7, 2007 at an exercise price of $3.04. 70,000 options were exercised on February 7, 2007 at an exercise price of $3.67. The closing price of the common shares on February 7, 2007 was $5.11.

Pension Plan

          Since 1997, Metallica has sponsored a defined contribution tax-deferred retirement plan in accordance with the provisions of Section 401(k) of the U.S. Internal Revenue Code (the “Retirement Plan”). The Retirement Plan is available to all permanent U.S.-based employees. The purpose of the Retirement Plan is to enable Metallica’s employees to make tax-deferred contributions to a trust established under the Retirement Plan. Upon termination of an employee’s employment with Metallica, all amounts contributed by the employee to the Retirement Plan, as well as amounts contributed by Metallica on behalf of the employee in respect of which the employee has vested, may be paid out to the employee, rolled into another retirement plan maintained by another employer or rolled into an eligible rollover account under the U.S. Employee Retirement Income Security Act.

          Under the Retirement Plan, U.S.-based employees of Metallica and its affiliates may elect to defer up to 100% of their compensation, but not to exceed US$15,500 for 2008 (US$15,500 for 2007), by way of payroll deductions (“employee contributions”). The Retirement Plan also allows for employees that are at least age 50 by year end to defer an additional US$5,000 for 2008 (US$5,000 for 2007). Metallica makes a matching contribution to the Retirement Plan in common shares of Metallica or cash, subject to a maximum of 50% of the employee’s contribution up to 10% of the employee’s compensation. By way of example, if an employee elects to contribute 8% of his or her compensation to the Retirement Plan, Metallica contributes 4% of the employee’s compensation, in the form of common shares of Metallica or cash, to the Retirement Plan. If an employee elects to contribute 15% of his or her compensation, Metallica contributes 5% of that employee’s compensation, in the form of common shares of Metallica or cash, to the Retirement Plan. The employee vests in respect of Metallica’s contributions upon completion of three years’ employment with Metallica or its affiliates. At Metallica’s Annual General Meeting of shareholders on June 7, 2001, the shareholders approved the issuance of up to 300,000 shares of Metallica common stock to satisfy Metallica’s obligations as to employer matching contributions under the Retirement Plan. As of April 14, 2008, common shares totalling 147,012 had been issued pursuant to the Retirement Plan.

Employment Contracts

          Metallica has entered into employment contracts with each of its four executive officers: Richard J. Hall, President and Chief Executive Officer; Bradley J. Blacketor, Vice President, Chief Financial Officer and Secretary; Troy J. Fierro, Vice President of Operations; and Mark A. Petersen, Vice President of Exploration. The current annual salaries under these contracts are $300,000, $170,000, $205,000 and $135,000, respectively. All four employment contracts are for an unlimited term. The employment contracts for each Mr. Hall and Mr. Blacketor provide that in the event the executive officer’s employment is terminated by Metallica Management Inc. (“MMI”) for other than Manifest Cause, as defined under the employment agreement, or if the executive officer resigns from his employment for Good Reason, as defined under the employment agreement, MMI shall pay to the executive officer a lump sum amount equal to three times the executive officer’s annual salary currently in effect. The employment agreements for each Mr. Fierro and Mr. Peterson provide that in the event following a change of control, as defined under the employment agreement, the executive officer’s employment is terminated by MMI for other than Good Cause, as defined under the employment agreement, or if the executive officer resigns from his employment for Good Reason, as defined under the employment agreement, MMI shall pay to the executive officer a lump sum amount equal to three times the executive officer’s annual salary currently in effect.

Compensation Committee

          The Compensation Committee consists of three non-management directors. The Committee reviews and recommends to the Metallica Board the remuneration of senior officers, in addition to other duties as outlined in the Compensation Committee Charter. It is also charged with reviewing senior officer hiring, management development and management succession. The Compensation Committee is composed of Craig J. Nelsen (Chairman), J. Alan Spence and Ian A. Shaw.

Report on Executive Compensation

          The compensation policy of Metallica is done from the perspective of ownership. Executive officers are expected to reap the majority of their income from the appreciation in the value of stock options and common shares they hold in Metallica. Given the low number of employees, the compensation practices are flexible, entrepreneurial and geared to meeting the requirements of the individual and hence securing the best possible talent to manage the operations of Metallica. Compensation of officers currently consists of base salary, annual bonus and longer-term incentives in the form of stock options and RSUs.

          Bonuses may be paid for significant and specific achievements that have a strategic impact on the fortunes of Metallica. The amounts are determined on a discretionary basis after review by the Metallica Board of the contribution of each individual, including the executive officers of Metallica. Although they may be members of the Metallica Board, the executive officers do not individually make any decisions with respect to their respective salary or bonus. In certain cases, bonuses of certain individuals, other than the executive officers, may be tied to specific criteria put in place at the time of engagement. The Compensation Committee is in the process of formalizing a bonus incentive program for Metallica’s executive officers that is tied to measurable objectives that benefit the shareholders of Metallica.

          Metallica’s Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term and to reward employees for both past and future performance.

          Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of his/her position with, and contribution to, Metallica.

          On November 10, 2005, the Metallica Board adopted a RSU plan with an effective date of March 10, 2005 (“RSU Plan”). The RSU Plan provides for the Compensation Committee of the Metallica Board to grant RSUs to employees subject to vesting and other conditions as determined by the Compensation Committee. The vesting period may not exceed three years from the award date and may be accelerated at the discretion of the Compensation Committee. The RSU Plan provides compensation opportunities that facilitate recruitment and retention and promote alignment of interest between employees and shareholders of Metallica.

          Under the RSU Plan, selected employees receive an award of RSUs. The RSUs vest and are redeemable on the settlement date determined by the Compensation Committee which may not end later than December 31st of the third calendar year following the award date. The vesting of RSUs can occur in the case of death, retirement or change of control. The redemption value for a RSU is the five day average closing price of a Metallica Common Share prior to the redemption date. As of December 31, 2007, Metallica had awarded 250,000 RSUs with a vesting date of March 9, 2009 and 183,700 RSUs with a vesting date of May 24, 2010 and 30,000 RSUs with a vesting date of December 13, 2010.

          The Executive Compensation table above summarizes the compensation data for the Chief Executive Officer, Chief Financial Officer, Vice President of Operations and Vice President of Exploration.

          The Chief Executive Officer’s annual compensation is set by the Metallica Board and comprises the components described above. The individual performance of the Chief Executive Officer is measured against the goals, objectives and standards set annually between the Chief Executive Officer and the Compensation Committee. The goals include both financial and non-financial dimensions, covering performance in the following areas: financial performance, operations, human resources management, strategic planning and corporate governance.

          Based on a review of the foregoing, and the relevant competitive factors, the Compensation Committee rates the performance of the Chief Executive Officer as part of his performance review and recommends to the Metallica Board his compensation based on his and Metallica’s performance.

Compensation of Metallica Board

          During the financial year ended December 31, 2007, non-executive directors received an annual fee of US$7,500. In addition, each director received a Metallica Board meeting attendance fee of US$500. The Chairman of the Metallica Board received an annual fee of US$20,000. The Chairman of the Audit Committee received an annual fee of US$15,000 and the members of the Audit Committee each received an annual fee of US$10,000. Each director who chaired a Committee (other than the Audit Committee) received an annual fee of US$10,000. Each member of a Committee (other than the Audit Committee) received an annual fee of US$5,000.

          Non-executive directors are also entitled to reimbursement from Metallica of out-of-pocket costs incurred in connection with acting in their capacities as directors.

          Metallica entered into consulting agreements with Robert Martinez, who became a Director of Metallica on June 9, 2005, to provide technical advisory services at the rate of $1,000 per day plus out of-pocket expenses. On March 28, 2007, Mr. Martinez’s consulting rate was increased to $1,250 per day. In October 2004, Metallica entered into a consulting agreement with a company controlled by Jorge Mendizabal. The agreement, as amended, provides for consulting fees of $6,250 per month. On April 1, 2007, the consulting fees were increased to $7,188 per month.

Directors’ RSUs and Options

Director	Number of RSUs [1]	Number of Options [2]		Exercise Price of the Options/ Warrants (Cdn$)	Expiration Date of the Options/ Warrants

Craig J. Nelsen	11,400	25,000		1.64	03/10/10
		50,000		3.04	05/23/11
		23,600	[3]	5.07	05/24/12

J. Alan Spence	6,500	25,000		1.64	03/10/10
		50,000		3.04	05/23/11
		13,300	[3]	5.07	05/24/12

Ian A. Shaw	8,900	25,000		1.64	03/10/10
		50,000		3.04	05/23/11
		18,500	[3]	5.07	05/24/12

Richard J. Hall	137,100	150,000		1.64	03/10/10
		200,000		3.04	05/23/11
		76,500	[3]	5.07	05/24/12
		37,000	[3]	5.03	12/13/12

A. J. Ali	5,200	50,000		1.42	06/09/10
		50,000		3.04	05/23/11
		10,800	[3]	5.07	05/24/12

Robert Martinez	42,500	50,000		1.42	06/09/10
		50,000		3.04	05/23/11
		87,700	[3]	5.07	05/24/12

Thomas F. Pugsley	—	25,000	[3]	4.53	12/18/12

Jorge Mendizabal	96,400	33,333		1.64	03/10/10
		16,667		1.42	06/09/10
		50,000		3.04	05/23/11
		44,200	[3]	5.07	05/24/12

1	All RSUs were granted in 2007, except for 100,000 RSUs granted to Richard Hall in 2006 and 75,000 RSUs granted to Jorge Mendizabal in 2006.

2	Includes vested and non-vested options as of May 15, 2008.

3	Stock Options granted in 2007.

Performance Graph

          The following chart compares the total cumulative shareholder return for C$100 invested on December 31, 2001 in common shares of Metallica with the total return of S&P/TSX Composite (Gold) Index.

Cumulative Value of $100 Invested
Metallica -S&PITSX Composite (Gold)

	2001	2002	2003	2004	2005	2006	2007

Metallica Resources Inc.	$1.15	$1.19	$2.21	$1.44	$2.15	$4.60	$5.34
Value of $100 Investment	$100.00	$103.48	$192.17	$125.22	$186.96	$400.00	$464.34
S&P/TSX Composite (Gold)	$1,229.07	$1,547.43	$1,804.62	$1,662.51	$2,016.30	$2,581.37	$2,729.27
Value of $100 Investment	$100.00	$125.91	$146.84	$135.27	$164.06	$210.04	$222.06

Securities Authorized For Issuance Under Equity Compensation Plans

          Metallica’s Stock Option Plan was designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term and to reward employees and service providers for both past and future performance. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of his/her position with, and contribution to, Metallica. In 2006, Metallica Shareholders approved an amendment to the Stock Option Plan to increase the maximum number of Metallica Common Shares issuable to 7,500,000, which represents 7.7% of the current issued and outstanding shares. As of May 15, 2008 there were 2,770,352 outstanding Metallica Options which represents 2.87% of the current issued and outstanding shares.

          The following table provides information as of December 31, 2007, concerning options outstanding pursuant to the Stock Option Plan of Metallica, which has been approved by Metallica Shareholders and which is the only equity compensation plan of Metallica under which equity securities of Metallica are authorized for issuance:

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of Common Shares remaining available for future issuance under the stock option plan

Existing Plans	3,066,851	$3.17	6,138,233

          The material provisions of the Stock Option Plan are as follows:

(a)
the persons who are eligible to be granted options under the Stock Option Plan are “service providers”, which means (i) any officer or employee or insider of Metallica or any of its subsidiaries, and (ii) any other person or company engaged to provide ongoing consulting or management services to Metallica or any entity controlled by Metallica; note that the terms “insider”, “controlled” and “subsidiary” shall have the meaning ascribed thereto in the Securities Act (Ontario), or to a registered retirement savings plan established by a service provider, or to personal holding companies controlled by a service provider.

(b)
the maximum number of shares which may be made issuable under the Stock Option Plan to any one Related Person, together with any other previously established or proposed share compensation arrangements in favour of such Related Person, shall be 5% of the number of Metallica Common Shares outstanding at the date of grant;

(c)
the exercise price for the Metallica Common Shares under each option granted under the Stock Option Plan is determined by the Metallica Board, or by a committee appointed for this purpose by the Metallica Board, on the basis of the market price at the time of granting of each option. The exercise price may not be less than the market price on the TSX, where “market price” means the prior trading day closing price of the shares of Metallica on any exchange on which shares are listed or on any other market on which the shares are quoted;

(d)
options granted under the Stock Option Plan may, at the discretion of the Metallica Board or committee, provide that the number of shares which may be acquired pursuant to the option shall not exceed a specified number or percentage each year (or other specified period) during the term of the option (a “vesting restriction”); however, all options become fully vested, and each optionee shall be entitled to exercise his or her options upon the occurrence of an “Acceleration Event” as defined in the Stock Option Plan, which includes a take-over of Metallica, a merger of Metallica where Metallica is not the continuing or surviving corporation, the sale of all or substantially all of the assets of Metallica, or the liquidation or dissolution of Metallica;

(e)	options may be granted under the Stock Option Plan for a term not exceeding ten years;

(f)
if a holder of an option ceases to be a service provider to Metallica (other than as a result of the death of such holder), such holder’s options terminate on the earlier of (i) 90 days after the holder ceases to be a service provider, and (ii) the original expiry date of the option; if a holder of an option dies while he or she is a service provider, such holder’s options terminate on the earlier of (i) one year after the date of death of the holder, and (ii) the original expiry date of the option; and

(h)	options may not be assigned or transferred, except by will or by the laws of descent and distribution.

Indebtedness of Board of Directors and Officers

          None of the current or former directors, executive officers or employees of Metallica or any of its subsidiaries nor any of their associates is currently or has, at any time since the beginning of Metallica’s most recently completed financial year, been indebted to Metallica or any of its subsidiaries.

Interest of Insiders in Material Transactions

          Except as otherwise disclosed herein, no insider of Metallica has any interest in any material transactions involving Metallica.

Audit Committee Disclosure

          Information concerning Metallica’s audit committee and relationship with auditor is set out the Form 20-F of Metallica for the year ended December 31, 2007 which is available on SEDAR at www.sedar.com.

Statement of Corporate Governance Practices

          In accordance with National Instrument 58-101, Metallica is required to disclose annually its corporate governance practices. Corporate governance relates to the activities of the Metallica Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of the management who are appointed by the Metallica Board and who are in charge of the day-to-day management of Metallica.

          The Metallica Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. The Metallica Board is of the view that Metallica’s approach to corporate governance is appropriate for its size and resources. Metallica will periodically monitor and refine such practices as the size and scope of its operations increase. Metallica’s corporate governance approach is summarized in Schedule “H” as required by Form 58-101F1.

FINANCIAL STATEMENTS

          The audited consolidated financial statements of Metallica for the financial year ended December 31, 2007 have been approved by the Audit Committee and Metallica Board and are enclosed in the Annual Report and are available on SEDAR at www.sedar.com. They will be placed before the Meeting for acceptance by the shareholders.

ELECTION OF DIRECTORS

          The Metallica Board consists of a minimum of three and a maximum of ten directors, to be elected annually. Each director holds office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws. At the Meeting, Metallica Shareholders will be asked to elect eight directors. The following sets forth information concerning the eight persons (the “Nominees”) nominated by management for election as directors.

          The following table provides the names of the Nominees and information concerning them. The persons named in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. Each director elected will hold office until his successor is elected at the next annual meeting of Metallica, or until his successor is elected or appointed. All such proposed nominees are currently directors of Metallica.

Name & Municipality of Residence	Office Held	Director Since	Present Occupation if Different from Office Held	Shares Beneficially Owned or Over which Control is Exercised (1)

Craig J. Nelsen (3)(4)(5)	Chairman & Director	1994	President, CEO and	777,500
Centennial, Colorado			Director, Avanti Mining Inc.
Richard J. Hall	President,	1999	Same	497,512 (6)
Centennial, Colorado	CEO & Director
J. Alan Spence (2)(3)(4)	Director	1994	President, Spence Resource	114,750
Toronto , Ontario			Management Inc., a mineral
			resource consulting firm
Ian A. Shaw (2)(3)(4)	Director	1994	Managing Director, Shaw &	73,750
Toronto , Ontario			Associates, a financial
			management services company
Jorge Mendizabal (5)	Director	2005	Managing Director, Minera	16,000
San Luis Potosi , Mexico			San Xavier, S.A. de C.V. a
			wholly owned subsidiary of
			Metallica
Amjad (“A.J.”) Ali (2)	Director	2005	Chief Financial Officer,	25,000 (6)
Castle Rock, Colorado			Avanti Mining Inc.
Thomas F. Pugsley,	Director	2007	Chairman and Director of	Nil
Oakville , Ontario			First Nickel Inc.
Robert Martinez (5)	Director	2005	Management/Mining	Nil
Coeur d’Alene , Idaho			Optimization Consultant

(1)	The information as to shares beneficially owned or over which they exercise control or direction not being within the knowledge of Metallica has been furnished by the respective nominees individually.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Nominating Committee.

(5)	Member of the Health and Safety Committee.

(6)	Richard Hall owns 20,000 warrants and Amjad Ali owns 100,000 Metallica Warrants.

          IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

          To the knowledge of Metallica, no Nominee is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. To the knowledge of Metallica, in the past ten years, no Nominee has become bankrupt, made a proposal under any legislation related to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

          The following is a brief biographical description, including principal occupations of each of the officers and directors of Metallica.

          Craig J. Nelsen holds a Master of Science degree in Geology from the University of New Mexico and a Bachelor of Arts degree in Geology from the University of Montana, and has been involved in exploration and mining for over 31 years. From January 1991 to January 1994, Mr. Nelsen was Senior Vice-President of Exploration with Lac Minerals Ltd, and Chairman of the Board of Directors and Chief Executive Officer of Metallica from January 1994 through March 1999. In April 1999, Mr. Nelsen resigned as Chief Executive Officer of Metallica but continues to serve as its Chairman. Mr. Nelsen was the Executive Vice-President of Exploration and Development for Gold Fields Ltd., an international gold mining company from April 1999 through May 2007. Mr. Nelsen is currently the President, Chief Executive Officer and a Director of Avanti Mining Inc., a minerals exploration company.

          Richard J. Hall holds Bachelors and Masters degrees in Geology, and a Masters degree in Business Administration, all from Eastern Washington University. Mr. Hall has over 35 years of experience in the mining industry and has previously held senior management positions with Dayton Mining Corporation and Pegasus Gold Corporation. Mr. Hall was appointed President and Chief Executive Officer, and a Director of Metallica on November 8, 1999.

          Ian A. Shaw holds a Bachelor of Commerce degree from the University of Toronto and is a Chartered Accountant. He has over 32 years of experience in the mining industry. Mr. Shaw held financial positions with Sherritt Inc. (1975 – 1986) and Curragh Inc. (1986 – 1993). From October 1993 to the present he has provided financial management services as a consultant, sometimes in the capacity as an officer or director, to a number of mineral resource companies. He currently holds positions that include Director and Chair of the Audit Committee of Capital Gold Corporation, Chief Financial Officer of Pelangio Mines Inc, Unor Inc. and Olivut Resources Ltd. Mr. Shaw was formerly the Secretary and Treasurer of Metallica, and is currently a Director of Metallica, a position he has held since January 1994.

          J. Alan Spence holds a Master of Science degree in Geology from McGill University and an Executive Master of Business Administration diploma from Columbia University. He has been involved in mineral exploration and development for over 40 years, including positions as Director of Exploration with Inco Ltd., Vice-President of North American Partners Ltd., a venture capital fund, and President of South American Goldfields Inc. which pioneered gold and diamond exploration in the Guiana Shield from 1988 to 1992. Mr. Spence was Chairman of Bactech Metallurgical Solutions Inc., a refractory minerals process technology company from 1999 to 2001. Mr. Spence has been a Director of Canuc Resources from 1987 to 1997; a Director of Consolidated Nevada Goldfields Company from 1989 to 1993, and has been President of I.M.I. Minerals Development since 1993. Mr. Spence is currently the President of Spence Resource Management Inc. Mr. Spence has been a Director of Metallica since January 1994.

          Amjad Ali is a Chartered Accountant with 25 years of experience in the mining and petroleum industries, and another 10 years of experience in the transportation and aerospace services sector. Mr. Ali is currently the Chief Financial Officer of Avanti Mining Inc. and a Director of Centenario Copper Corporation. Mr. Ali was the Executive Vice-President and Chief Financial Officer of EuroZinc Mining Corporation from 2004 to 2006. From 1998 to 2003, Mr. Ali was the Chief Operating Officer and Chief Financial Officer of Resource 21, a subsidiary of Boeing, designed to produce satellite-based imaging data and information services primarily for the agricultural industry. From 1992 to 1998, Mr. Ali was the Vice-President, Finance and Chief Financial Officer of Vista Gold Corp., a gold mining company listed on the Toronto Stock Exchange and the American Stock Exchange. From 1981 to 1991, Mr. Ali held various senior financial positions with Denison Mines Limited, with the last one being the Vice President, Finance of its subsidiary Quintette Coal Limited, a company that mined metallurgical coal for export to the Japanese steel industry. Mr. Ali has been a Director of Metallica since June 2005.

          Robert Martinez has over thirty years of experience in the mining industry. From 1988 until his retirement in 2004, Mr. Martinez worked for Coeur d’Alene Mines Corporation, most recently as President and Chief Operating Officer. Prior to joining Coeur d’Alene Mines Corporation, Mr. Martinez held senior positions with Amselco Minerals, Phelps Dodge Corporation and Amax, Inc. Mr. Martinez holds a Bachelor of Science in Metallurgical Engineering from the University of Arizona. Mr. Martinez has been a Director of Metallica since June 2005.

          Jorge Mendizabal is the Managing Director of Minera San Xavier, S.A. de C.V. (“MSX”), Metallica’s wholly owned subsidiary which holds the Cerro San Pedro Mine. Mr. Mendizabal has been a Director of MSX since 1998. From 2000 to present, Mr. Mendizabal has been the General Director and President of the Board of Firex, S.A. de C.V., a metals recovery consulting company. Mr. Mendizabal has been a Director of Fyrem, S.A. de C.V., which operates a recycling smelter, since 1998. From 1998 to 2001, Mr. Mendizabal was the General Director and President of the Board of Fyrem, S.A. de C.V. Mr. Mendizabal has been a Director of Metallica since June 2005.

          Thomas F. Pugsley has over 40 years of extensive experience in building and operating mines. Mr. Pugsley is currently the Chairman and Director of First Nickel Inc. Prior to that, he held various senior management positions for Falconbridge Limited including Senior Vice President, Projects and Engineering which included responsibilities for the US$1.8 billion Collahuasi Project in Chile, development and construction of the Raglan Project in Nunavut, Canada and evaluation and development of the Koniambo Project in New Caledonia. Mr. Pugsley holds a Bachelor of Science in Mining Engineering from the Royal School of Mines in London England and a Masters Degree in Mining Engineering from McGill University in Montreal. Mr. Pugsley has been a Director of Metallica since December 2007.

          Troy J. Fierro holds a Bachelor of Science degree in Mine Engineering from the South Dakota School of Mines and Technology. He also attended Advanced Mine Feasibility and Design courses at the Queens University in Kingston, Ontario. Mr. Fierro has over 23 years of experience in the mining industry and was previously the Vice President Operations for Coeur d’Alene Mines Corporation. Mr. Fierro began his mining career at the Homestake Gold Mine in Lead, South Dakota which eventually progressed to senior management positions with several international precious metals producers. Mr. Fierro has been a Director on the Nevada Mining Association and the Northwest Mining Association Boards. Mr. Fierro has been Vice President of Operations for Metallica since April 2006.

          Bradley J. Blacketor holds a Bachelor of Science degree in Business Administration with distinction from Indiana University and a Masters degree in Business Administration from Colorado State University. He is also a Certified Public Accountant. He has over 25 years of experience in domestic and foreign accounting, taxation and finance. He was Chief Financial Officer and Secretary for Mincorp Ltd. of Denver, Colorado (1991 to 1997), Vice President and Controller of Pincock, Allen & Holt, Inc. of Lakewood, Colorado (1988 to 1991) and an Audit Manager at Touche Ross & Co. in Denver, Colorado (1983 to 1988). He was appointed Chief Financial Officer and Secretary for Metallica in 1997 and Vice President of Metallica in June 2003.

          Mark A. Petersen holds a Bachelor of Arts degree in Geology from The College of Wooster, Wooster, Ohio. He also holds a Master of Business Administration degree from the University of Colorado, Denver, Colorado, and a Master of Science degree in Geology from Kent State University, Kent, Ohio. He has been involved in precious and base metals exploration and development for over 23 years. Since joining Metallica in 1995, Mr. Petersen has held positions as Senior Project Manager, in-house Exploration Consultant, Exploration Manager, and his most recent appointment as Vice President of Exploration, which occurred in March 2007. Prior to joining Metallica, Mr. Petersen held positions as an exploration geologist with major mining companies that included Lac Minerals USA, Bond Gold and St. Joe Gold.

APPOINTMENT OF AUDITORS

          PricewaterhouseCoopers LLP, chartered accountants, have been the auditors of Metallica since June 1998. At the Meeting, or any adjournment thereof, PricewaterhouseCoopers LLP will be proposed for reappointment as auditors of Metallica for the financial year ending December 31, 2008. Unless authority to vote in respect thereof is withheld, the nominees named in the accompanying form of proxy will vote IN FAVOUR of such reappointment and IN FAVOUR of authorizing the Metallica Board to fix their remuneration.

THE ARRANGEMENT

          The Arrangement will be carried out pursuant to the Business Combination Agreement and the Plan of Arrangement. A summary of the principal terms of the Plan of Arrangement is provided in this section. This summary does not purport to be complete and is qualified in its entirety by reference to the Plan of Arrangement, which is appended to this Circular at Schedule “B”. A summary of the principal terms of the Business Combination Agreement is provided in the Joint Disclosure Booklet. The entire Business Combination Agreement is available on SEDAR at www.sedar.com. Capitalized terms have the meanings set out in the Glossary of Terms, or are otherwise defined herein.

Approval of Special Resolution

          At the Meeting, Metallica Shareholders will be asked to approve the Special Resolution, in the form set out in Schedule “A” to this Circular. The approval of the Special Resolution will require the affirmative vote of at least 66 2/3%of the votes cast in respect thereof by Metallica Shareholders present in person or by proxy at the Meeting. Unless indicated on the form of proxy, the nominees named in the accompanying form of proxy will vote IN FAVOUR of the Special Resolution.

Background to the Transaction

          Since mid-2004, Metallica has engaged in an extensive process considering various potential strategic alternatives to maximize shareholder value. On July 14, 2004, Metallica formally engaged Canaccord Capital Corporation (“Canaccord”) as its financial advisor with respect to reviewing and investigating strategic alternatives. During this process, Metallica has entered into ten confidentiality agreements with parties other than Peak and New Gold and has from time to time during this period evaluated a variety of types of potential transactions, including possible acquisitions of Metallica by other parties, acquisitions of other parties by Metallica, acquisitions and dispositions of material assets, and business combinations involving more than one other party. Metallica and these other parties engaged in preliminary discussions and preliminary due diligence, and certain alternatives were developed to a greater extent than others, but none was ultimately determined to be sufficiently attractive to proceed with or to submit to the Metallica Shareholders.

          In January 2008, in light of the Metallica Board’s assessment of the capital markets’ receptiveness as well as favourable indications from investors and industry participants, the Metallica Board considered a potential opportunity to combine with one or two other parties to create a mid-tier gold company, with a view to filling a thinly-populated niche in the Canadian gold mining sector left open by recent merger and acquisition activity in the Canadian mining industry. In late January and early February 2008, initial exploratory discussions were held among individual directors.

          From Monday, February 25, 2008 to March 3, 2008, preliminary discussions were held among directors of each of Metallica, Peak and New Gold to establish whether and on what basis each of the three companies would be receptive to considering a transaction to combine all three companies, and certain preliminary indicative terms were discussed during this time.

          On March 3, 2008, Metallica, New Gold and Peak entered into the Confidentiality Agreement and began to exchange confidential, non-public information regarding their respective businesses.

          On March 6, 2008, the Metallica Board convened a meeting at which the Metallica Board received a report on the discussions and received a presentation from Canaccord. The Metallica Board also considered various legal matters and consulted with Stikeman Elliott LLP (“Stikeman”). The Metallica Board discussed the potential benefits and potential risks involved in the proposed transaction and determined that negotiations should proceed.

          Negotiations continued during the period from March 6 to March 25 concerning the proposed structure of the transaction and the terms of the proposed letter agreement in respect of the Transaction (the “Letter Agreement”). Each of the parties conducted preliminary, high-level due diligence during this period.

          On March 26, the Metallica Board convened a meeting to receive a presentation from Canaccord, at which time Canaccord gave its oral opinion to the effect that, as of March 26, 2008, based on and subject to various assumptions, matters considered and limitations, subject to the completion of due diligence and transaction documentation, the Arrangement was fair, from a financial point of view, to the Metallica Shareholders.

          On March 27, the Metallica Board convened a meeting to receive an update as to the negotiations in respect of the proposed transaction. The Metallica Board discussed issues that had arisen in the course of the negotiations and consulted with Canaccord and Stikeman. The Metallica Board approved the entering into of a letter agreement in respect of the Transaction in substantially the form of the Letter Agreement presented to the Metallica Board, subject to resolution of certain issues presented at the Meeting.

          On March 29 and 30, 2008, counsel for each of New Gold, Metallica and Peak exchanged revised versions of the Letter Agreement and settled the final terms of the Letter Agreement.

          The Letter Agreement was negotiated and executed by the Parties late in the evening of March 30, 2008 and the terms of the Transaction were announced in a joint press release issued by Metallica, New Gold and Peak in the early morning of March 31, 2008.

          The Letter Agreement provided that the Transaction was subject to the completion of confirmatory due diligence, regulatory approvals and obtaining a minimum two-thirds shareholder approval at special meetings of the shareholders of each of Metallica, Peak and majority approval at a special meeting of the shareholders of New Gold. In addition, the parties agreed to negotiate in good faith and use their best efforts to enter into a definitive agreement in respect of the transaction on or prior to May 9, 2008. In addition, the obligations of Peak and Metallica to enter into a definitive agreement to implement the Transaction were conditional on New Gold obtaining the approval of the Noteholders to the amendments to the Note Indenture.

          From April 1 to April 21, 2008, negotiations took place between Peak, Metallica and New Gold concerning the amendments to be made to the Note Indenture.

          On April 25, 2008, New Gold announced that it had mailed a circular to its Noteholders requesting their approval of the amendments to the Note Indenture. The amendments were the product of negotiations between Peak, Metallica and New Gold and were approved by the Board of Directors of each of the companies. The amendments amend or eliminate certain covenants in the Note Indenture and provide that the Noteholders are to be granted a first priority security interest in the New Afton Property. As an inducement to the holders of Notes to vote in favour of the amendments, New Gold has agreed to issue 4,150,000 warrants to purchase common shares of New Gold prior to June 2017 at an exercise price of $15.00 per New Gold Common Share. The amendments and the grant of warrants will only take effect if the business combination of Peak, New Gold and Metallica occurs.

          On May 8, 2008, New Gold announced that the amendments to the Note Indenture had been approved by the written resolution of the holders of more than 66 2/3% of the outstanding principal amount of the Notes.

          During the period from March 31, 2008 to May 9, 2008 each of Metallica, New Gold and Peak conducted due diligence in respect of the other companies and the form of Business Combination Agreement was negotiated.

          On May 8, 2008, the Metallica Board convened a meeting at which it received a report from Stikeman and a presentation of the Fairness Opinion from Canaccord (subject to completion of the final terms of the Business Combination Agreement). Following these presentations and after discussion of the Transaction, the Metallica Board voted unanimously to approve the execution and delivery of the Business Combination Agreement subject to completion of final terms, and to approve the Arrangement.

          Late on May 9, 2008, the Metallica, Peak and New Gold executed and delivered the Business Combination Agreement.

Recommendation of the Metallica Board

          The Metallica Board retained Canaccord as its financial advisor. Canaccord has given an opinion that, as of the date of the Fairness Opinion, the Transaction was fair, from a financial point of view, to Metallica Shareholders. The Metallica Board, having taken into account the Fairness Opinion and such other matters as it considered relevant, has unanimously determined that the Transaction is fair to Metallica Shareholders and that the Transaction is in the best interests of Metallica. Accordingly, the Metallica Board unanimously recommends that Metallica Shareholders vote FOR the Special Resolution.

Reasons for the Arrangement

          In the course of their evaluation of the Arrangement, the Metallica Board consulted with Metallica’s senior management, legal counsel and financial advisors, reviewed a significant amount of information, including information derived from Metallica’s due diligence review of New Gold, and considered a number of factors including, among others, the following:

•
Premium to Metallica Shareholders. New Gold has offered Metallica Shareholders a premium to the Metallica Common Share price. The consideration to be received by Metallica Shareholders under the Transaction represents a premium of approximately 25.5% based on the volume-weighted average price of Metallica Common Shares on the TSX for the 20 trading days ended March 28, 2008 (being the last trading day prior to the announcement of the Transaction) and based upon the volume-weighted average price of New Gold Common Shares on the TSX for the same period or approximately 12.7% based on the closing price of the Metallica Common Shares on the TSX on March 28, 2008 of C$5.60 (being the last trading day prior to the announcement of the Transaction) and the closing price of the New Gold Common Shares on the TSX on March 28, 2008 of C$7.01.

•
Expected Benefits from Owning Shares of the Combined Company. The Metallica Board believes that share ownership in the Combined Company resulting from the Transaction will result in a number of benefits to Metallica Shareholders, specifically, the Transaction:

• diversifies gold production with multiple producting mines;

• enhances production growth profile in the medium term;

• provides shareholders with a significant stake in the Combined Company; and

• ensures availability of the necessary funding for the development of the El Morro Project.

•
Continued Participation by Metallica Shareholders in the Assets of Metallica and Participation in the Assets of New Gold and Peak. Metallica Shareholders, through their ownership of New Gold Common Shares, will continue to participate in any increase in the value of Metallica’s mineral projects as well as the other assets of Metallica and will also benefit from any increase in the value of the assets currently owned by New Gold and Peak.

•
Fairness Opinion. The Metallica Board considered the opinion of Canaccord to the effect that, as of the date thereof, and subject to the analyses, assumptions, qualifications and limitations set forth in the Fairness Opinion, the Transaction is fair, from a financial point of view, to Metallica Shareholders.

•
Tax Deferred Rollover. A Metallica Shareholder who is an Eligible Holder should generally be able to exchange Metallica Common Shares for New Gold Common Shares and cash under the Arrangement on a fully or partially tax-deferred rollover basis by making an appropriate Section 85 Election jointly with New Gold. While not free from doubt, Metallica Shareholders who are U.S. Holders should benefit from a tax deferred reorganization and should not recognize any capital gains for U.S. federal income tax purposes with respect to the receipt of the New Gold Common Shares in exchange for Metallica Common Shares. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

•
Business Combination Agreement. Under the Business Combination Agreement, the Metallica Board remains able to respond, in accordance with its fiduciary duties, to unsolicited proposals that are more favourable to Metallica Shareholders than the Arrangement. The fees payable to New Gold and Peak in connection with a termination of the Business Combination Agreement as a result of Metallica entering into a Superior Proposal are reasonable in the circumstances and not preclusive of other proposals.

•
Approval Thresholds. The Metallica Board considered the following required approvals to be protective of the rights of Metallica Shareholders. The Special Resolution must be approved by not less than 66 2/3% of the votes cast in respect thereof by Metallica Shareholders present in person or by proxy at the Meeting. The Arrangement must be also be approved by the Court, which will consider, among other things, the fairness of the Arrangement to Metallica Shareholders.

•
Dissent Rights. Registered Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise their Dissent Rights and receive the fair value of their Metallica Common Shares.

•
Outstanding Metallica Warrants and Metallica Options. In accordance with the terms of the Metallica Warrants, each holder of a Metallica Warrant outstanding immediately prior to the Effective Time will receive upon the subsequent exercise or conversion of such holder’s Metallica Warrant, and will accept in lieu of each Metallica Common Share to which such holder was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the Share Consideration it would have been entitled to receive as a result of the Arrangement if, on the Effective Date, the warrantholder had been the registered holder of the number of Metallica Common Shares to which such holder was entitled upon exercise. Holders of Metallica Options who have not exercised such Metallica Options prior to the Effective Time will receive Metallica Replacement Options under the Arrangement.

          In the course of its deliberations, the Metallica Board also identified and considered a variety of risks, including, but not limited to:

•
as Metallica Shareholders will receive New Gold Common Shares based on a fixed exchange ratio, New Gold Common Shares received by Metallica Shareholders under the Arrangement may have a market value lower than expected;

•	the issue of New Gold Common Shares under the Transaction and their subsequent sale may cause the market price of New Gold Common Shares to decline; and

•
the risks to Metallica if the Transaction is not completed, including the costs to Metallica in pursuing the Transaction and the diversion of management attention away from the conduct of Metallica’s business in the ordinary course.

          The foregoing summary of the information and factors considered by the Metallica Board is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Transaction, the Metallica Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion and recommendation. The Metallica Board’s recommendations were made after consideration of all of the above-noted factors and in light of the Metallica Board’s collective knowledge of the business, financial condition and prospects of Metallica, and were also based upon the advice of financial advisors and legal advisors to the Metallica Board. In addition, individual members of the Metallica Board may have assigned different weights to different factors.

Fairness Opinion of Canaccord Capital Corporation

          Canaccord was retained to act as financial advisor to the Metallica Board and to provide an opinion as to whether the Transaction is fair, from a financial point of view, to Metallica Shareholders.

          At the meeting held on May 8, 2008, Canaccord made a presentation to the Metallica Board and advised the Metallica Board that, based upon certain analyses, assumptions, qualifications and limitations, in its opinion, the Transaction was fair, from a financial point of view, to Metallica Shareholders. Canaccord’s advice concerning the fairness, from a financial point of view, of the Transaction to Metallica Shareholders was subsequently formalized in the written Fairness Opinion.

          The full text of the Fairness Opinion which sets forth, among other things, the assumptions made, information reviewed and matters considered by Canaccord in rendering its Fairness Opinion, as well as the limitations the opinions are subject to, are attached as Schedule “C” to this Circular. Metallica Shareholders are urged to read the Fairness Opinion in its entirety. The summary of the opinion described in this Circular is qualified in its entirety by reference to the full text of such opinion.

          The Fairness Opinion was provided for the use of the Metallica Board only and may not be relied upon by any other person. Such opinion does not constitute a recommendation to any Metallica Shareholder as to how such Metallica Shareholder should vote on the proposed Special Resolution or any matter related thereto.

          The Fairness Opinion was rendered on the basis of the securities markets, economic and general business and financial conditions prevailing as at the date thereof and on information relating to the subject matter thereof as represented to Canaccord. As set forth in the Fairness Opinion, Canaccord has, subject to the exercise of its professional judgement, relied upon, and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by it from public sources or provided to it and has not attempted to independently verify the accuracy or completeness of such information. The Fairness Opinion assumes, and is conditional upon, such completeness, accuracy and fair presentation. Canaccord was not asked to prepare, and has not prepared, a formal valuation of Metallica, New Gold, Peak or any of their respective securities or assets.

          Pursuant to an agreement with Canaccord, Metallica has agreed to pay fees to Canaccord for the financial advisory services provided in connection with the Transaction of which substantially all is contingent upon the completion of the Transaction. Canaccord is also entitled to be reimbursed for all reasonable out-of-pocket expenses, whether or not the Transaction is completed, incurred by Canaccord in carrying out its obligations. Metallica has agreed to pay Canaccord a cash fee for rendering the Fairness Opinion, no portion of which is conditional upon this Fairness Opinion being favourable. Metallica has agreed to indemnify Canaccord, subject to certain limitations, against liabilities arising out of the services provided by Canaccord in connection with the Transaction. Canaccord is not an associated or affiliated entity or insider (as defined in the Securities Act (Ontario) or the rules and policies promulgated thereunder) of Metallica, New Gold or any of their respective subsidiaries, associates or affiliates.

          Canaccord acts as a trader and dealer, both as principal and agent, in all Canadian and U.S. financial markets and, as such, may have had and may in the future have positions in the securities of Metallica, New Gold or Peak, and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Canaccord conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Metallica, New Gold or Peak or the Transaction.

Court Approval of the Arrangement

          An arrangement under the CBCA requires Court approval. Prior to the mailing of this Circular, Metallica obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Schedule “D” to this Circular.

          Subject to approval of the Special Resolution by Metallica Shareholders at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on Thursday, June 19, 2008 at 9:45 a.m. (Vancouver time) in the Court at 800 Smithe Street, Vancouver, British Columbia. Any Metallica securityholder or other person who wishes to appear, or to be represented, and to present evidence or arguments must serve and file a notice of appearance as set out in the Notice of Petition for the Final Order and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions, if any, as the Court deems fit. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those persons having previously served a notice of appearance in compliance with the Notice of Petition and the Interim Order will be given notice of the postponement, adjournment or rescheduled date. A copy of the Notice of Petition for the Final Order is attached as Schedule “E” to this Circular.

          The Court’s approval is required for the Arrangement to become effective and the Court has been informed that approval, if obtained, will constitute the basis for the Section 3(a)(10) Exemption under the U.S. Securities Act with respect to, among other things, New Gold securities to be issued pursuant to the Arrangement as described above under “United States Securities Laws Considerations”.

          Assuming the Final Order is granted and the other conditions to closing contained in the Business Combination Agreement are satisfied or waived to the extent legally permissible, then Articles of Arrangement will be filed with the Director to give effect to the Arrangement.

Material Terms of the Arrangement

          The following is a summary of certain material terms of the Plan of Arrangement and is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as Schedule “B” to this Circular. Metallica Shareholders should read the Plan of Arrangement carefully and in its entirety. At the first moment in time on the day the Arrangement becomes effective, the following transactions will occur and will be deemed to occur in the order set out in the Plan of Arrangement:

(a)
the Metallica Common Shares held by each Dissenting Holder, if any, shall be deemed to have been transferred by the holder thereof, without any further act or formality, free and clear of all liens, claims and encumbrances, to New Gold in consideration for a debt claim against New Gold in the amount determined and payable in accordance with the Plan of Arrangement, and the name of such holder will be removed from the register of holders of Metallica Common Shares, and New Gold will be recorded as the registered holder of the Metallica Common Shares so transferred and will be deemed to be the legal and beneficial owner of such Metallica Common Shares free and clear of any liens, claims or encumbrances;

(b)
each Metallica Common Share outstanding immediately prior to the Effective Time held by a Metallica Shareholder other than (i) a Dissenting Holder who is ultimately entitled to be paid the fair value of the Metallica Common Shares held by such Dissenting Holder or (ii) New Gold or any affiliate thereof, shall be transferred to New Gold in exchange for the Share Consideration and New Gold will be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

(c)
each Metallica Option outstanding immediately prior to the Effective Time, whether vested or not, will be exchanged for a fully-vested Metallica Replacement Option to acquire the number of New Gold Common Shares equal to the product of: (A) the number of Metallica Common Shares subject to the Metallica Option immediately before the Effective Time, and (B) 0.9 plus the portion of a New Gold Common Share that, immediately prior to the Effective Time, has a fair market value equal to C$0.0001 cash, (provided that if the foregoing would result in the issuance of a fraction of a New Gold Common Share on any particular exercise of Metallica Replacement Options, then the number of New Gold Common Shares otherwise issued shall be rounded down to the nearest whole number of New Gold Common Shares). The exercise price per New Gold Common Share subject to any such Metallica Replacement Option shall be an amount equal to the quotient of (A) the exercise price per Metallica Common Share subject to such Metallica Option immediately prior to the Effective Time divided by (B) 0.9 plus such portion of a New Gold Common Share that, immediately prior to the Effective Time, has a fair market value equal to C$0.0001 cash (provided that the aggregate exercise price payable on any particular exercise of Metallica Replacement Options shall be rounded up to the nearest whole cent). Except as set out above, the terms of each Metallica Replacement Option shall be the same as the terms of the Metallica Option exchanged therefor pursuant to the Metallica Common Share Option Plan and any agreement evidencing the grant thereof prior to the Effective Time;

(d)
in accordance with the terms of the Metallica Warrants, each holder of a Metallica Warrant outstanding immediately prior to the Effective Time will receive upon the subsequent exercise or conversion of such holder’s Metallica Warrant, in accordance with its terms, and will accept in lieu of each Metallica Common Share to which such holder was theretofore entitled upon such exercise or conversion but for the same aggregate consideration payable therefor, the Share Consideration; and

(e)
New Gold Subco and Metallica will be amalgamated under the CBCA except that the separate legal existence of Metallica will not cease and Metallica will survive the merger, on the terms prescribed in the Plan of Arrangement.

Effect of the Arrangement

          On completion of the Arrangement:

(a)	The Combined Company will have approximately 211 million common shares issued and outstanding, of which Metallica Shareholders will own 41% and Peak Shareholders will own 41% of the Combined Company;

(b)
Eligible Holders who would otherwise be subject to Canadian federal income tax as a result of the exchange may generally avoid that result by properly making an appropriate election under Section 85 of the ITA, subject to certain rules and restrictions set out in this Circular and the accompanying letter of transmittal;

(c)
assuming there are 96,428,478 Metallica Common Shares and 36,970,717 New Gold Common Shares issued and outstanding at the Effective Time and outstanding Metallica Options in respect of 2,770,352 Metallica Common Shares (based on May 9, 2008 information) and Metallica Warrants to acquire 19,840,810 Metallica Common Shares, New Gold will issue approximately 86,785,630 New Gold Common Shares to acquire the Metallica Common Shares and reserve approximately 20,350,046 New Gold Common Shares for issue upon exercise of Metallica Replacement Options and Metallica Warrants that will become exercisable for New Gold Common Shares after the Effective Time. Under the BC Arrangement, New Gold will issue an aggregate of 87,401, 668 New Gold Common Shares to holders of Peak Common Shares and will reserve an aggregate of 30,414,000 New Gold Common Shares for issuance to holders of Peak Options and Peak Warrants. On completion of the Arrangement there will be, using New Gold’s issued share capital as at May 9, 2008, approximately 211,158,015 New Gold Common Shares issued and outstanding; and

(d)
Metallica, which will have amalgamated with New Gold Subco on the terms prescribed in the Plan of Arrangement, will be a wholly-owned subsidiary of New Gold and the subsidiaries and related corporations of Metallica will remain as its subsidiaries and related corporations.

Effective Date of the Arrangement

          If the Special Resolution is passed, the Final Order is obtained, every other requirement of the CBCA relating to the Arrangement is complied with and all other conditions disclosed in the Joint Disclosure Booklet under “Summary of the Business Combination Agreement — Conditions Precedent” are satisfied or waived, the Arrangement will become effective on the Effective Date. Neither the Arrangement nor the BC Arrangement will become effective unless the other becomes effective. New Gold, Metallica and Peak currently expect that the Effective Date will be June 30, 2008.

Letter of Transmittal

          A letter of transmittal is enclosed with this Circular for use by Metallica Shareholders for the purpose of the surrender of share certificates. The details for the surrender of share certificates to the Depositary and the addresses of the Depositary are set out in the letter of transmittal. Provided that a Registered Shareholder has delivered and surrendered to the Depositary all share certificates, together with a letter of transmittal properly completed and executed in accordance with the instructions of such letter of transmittal, and any additional documents as the Depositary may reasonably require, the Metallica Shareholder will be entitled to receive, and New Gold will cause the Depositary to deliver a certificate representing the number of New Gold Common Shares issuable or deliverable pursuant to the Arrangement and the cash component of the consideration in respect of the exchange of Metallica Common Shares.

Lost Certificates

          If a certificate which immediately prior to the Effective Time represented Metallica Common Shares has been lost or destroyed, upon the making of an affidavit of that fact by the Metallica Shareholder so claiming, the Depository will issue the consideration payable to such Metallica Shareholder deliverable in accordance with the Metallica Shareholder’s letter of transmittal.

Tax Election Procedure for Metallica Shareholders Subject to Canadian Taxation

          The letter of transmittal enclosed with this Circular includes a space to allow Eligible Holders to request a tax instruction letter and related materials to assist them in making a tax election under Section 85 of the ITA (and any corresponding election for Quebec income tax purposes) (a “Section 85 Election”) in order to wholly or partly defer recognition of capital gains that would otherwise be realized on the disposition of their Metallica Common Shares. Eligible Holders who request a tax instruction letter and related materials for a Section 85 Election and who would like to make a similar election for Quebec income tax purposes may request a tax instruction letter and related materials concerning such Quebec election by so indicating in the space provided in the letter of transmittal. Non-Registered Holders will need to deal with their broker or other intermediary to receive the tax election package and the necessary election forms.

          Under the Business Combination Agreement, New Gold is obligated to make a Section 85 Election jointly with any Eligible Holder who provides two signed, completed copies of the necessary election forms to a representative appointed by New Gold within 90 days after the Effective Date. New Gold has agreed to execute such forms and return them to the Eligible Holder within 90 days after receiving them. New Gold is not required to execute any election forms provided after 90 days from the Effective Date although it may in its sole discretion choose to do so. Neither New Gold nor Metallica will be responsible for the proper completion or filing of any Section 85 Election. With the exception of New Gold’s execution and mailing of the Section 85 Election form, each Eligible Holder will be solely responsible for complying with all applicable requirements relating to the making and filing of the Eligible Holder’s Section 85 Election. Accordingly, none of New Gold, Metallica or the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to deliver a Section 85 Election in accordance with the procedures set out in the tax instruction letter, nor for the proper completion or filing of any Section 85 Election within the time and in the form prescribed under the ITA (or the corresponding provisions of any applicable provincial tax legislation).

          See “Certain Canadian Federal Income Tax Considerations” in this Circular.

Cancellation of Rights after Six Years

          Any certificate which immediately before the Effective Date represented Metallica Common Shares and which has not been surrendered, with all other documents required by the Depositary, on or before the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in Metallica, New Gold or the Depositary. On such date, all Metallica Common Shares to which the former holder of such certificate was entitled shall be deemed to have been surrendered to New Gold and consideration to which such former holder was entitled shall be deemed to have surrendered to New Gold. Accordingly, persons who tender certificates for Metallica Common Shares after the sixth anniversary of the Effective Date will not receive New Gold Common Shares, will not own any interest in New Gold, and will not be paid any cash or other compensation.

Fractional Shares

          No fractional New Gold Common Shares will be issued. If a Metallica securityholder is entitled to a fractional share representing 0.5 or more of a New Gold Common Share, the number of New Gold Common Shares to be issued to that Metallica securityholder will be rounded up to the nearest whole New Gold Common Share. If a Metallica securityholder is entitled to a fractional share representing less than 0.5 of a New Gold Common Share, the number of New Gold Common Shares to be issued to that Metallica securityholder will be rounded down to the nearest whole New Gold Common Share.

          Any cash consideration to be received by a Metallica securityholder will be rounded up to the nearest whole cent.

Delivery Requirements

          The method of delivery of share certificates, the letter of transmittal and all other required documents is at the option and risk of the Metallica Shareholder surrendering them. Metallica recommends that such documents be delivered by hand to the Depositary, at the office noted in the letters of transmittal, and a receipt obtained therefor or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. Metallica Shareholders holding Metallica Common Shares which are registered in the name of an intermediary (such as a bank, trust company securities dealer or broker, or the trustee or administrator of a self-administered registered retirement savings plan, registered education savings plan or similar plan) must contact such intermediary to arrange for the surrender of their share certificates.

Interests of Senior Management and Others in the Arrangement

          In considering the recommendations of the Metallica Board with respect to the Arrangement, Metallica Shareholders should be aware that certain members of Metallica’s senior management and the Metallica Board have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Metallica Board are aware of these interests and considered them along with other matters described above in “The Arrangement — Reasons for the Arrangement”.

          The executive officers and directors of Metallica beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 1,567,150 Metallica Common Shares, representing approximately 1.63% of the Metallica Common Shares outstanding as of the close of business on May 15, 2008. All of the Metallica Common Shares held by the executive officers and directors of Metallica will be treated in the same fashion under the Arrangement as Metallica Common Shares held by any other Metallica Shareholder. No executive officer or director of Metallica owns 1% or more of the issued and outstanding Metallica Common Shares. Craig Nelsen owns 300,000 Peak Common Shares and 150,000 warrants of Peak. Amjad Ali owns 370,000 warrants of Peak.

          Other than as described in this Circular, no informed person or proposed director of Metallica, or any associate or affiliate of any informed person or proposed director, has or had a material interest, direct or indirect, in any transaction of Metallica since the beginning of the last completed financial year, or in any proposed transaction, which has materially affected or would materially affect Metallica or any of its subsidiaries.

          Certain directors and officers of Metallica are and may continue to be involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of Metallica. As required by law, each of the directors and officers of Metallica is required to disclose any potential conflict of interest and to act honestly, in good faith and in the best interests of Metallica.

Metallica Options

          The executive officers and directors of Metallica beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, Metallica Options to acquire 1,779,200 Metallica Common Shares outstanding as of the close of business on May 15, 2008. All of the Metallica Options held by the executive officers and directors of Metallica will be treated in the same manner under the Arrangement as Metallica Options held by every other holder of Metallica Options. All holders of Metallica Options will receive Metallica Replacement Options under the Arrangement. Each Metallica Replacement Option will entitle the holder thereof to acquire from Metallica the number of New Gold Common Shares equal to the product of: (A) the number of Metallica Common Shares subject to the Metallica Option immediately before the Effective Time, and (B) 0.9 plus the portion of a New Gold Common Share that, immediately prior to the Effective Time, has a fair market value equal to C$0.0001, provided that if the foregoing would result in an the issuance of a fraction of a New Gold Common Share on any particular exercise of Metallica Replacement Options, then the number of New Gold Common Shares shall be rounded down to the nearest whole number of New Gold Common Shares. The exercise price per New Gold Common Share subject to any such Metallica Replacement Option shall be an amount equal to the quotient of (A) the exercise price per Metallica Common Share subject to such Metallica Option immediately before the Effective Time divided by (B) 0.9 plus such portion of a New Gold Common Share that, immediately prior to the Effective Time, has a fair market value equal to C$0.0001 cash (provided that the aggregate exercise price payable on any particular exercise of Metallica Replacement Options shall be rounded up to the nearest whole cent). Except as set out above, the terms of each Metallica Replacement Option shall be the same as the terms of the Metallica Option exchanged therefor pursuant to the Metallica Stock Option Plan and any agreement evidencing the grant thereof prior to the Effective Time.

Executive Employment Agreements

          The Named Executive Officers have each entered into written employment agreements (the “Employment Agreements”) with Metallica. The Named Executive Officers’ employment agreements each provide that in the event of the termination of his employment or resignation for good cause such Named Executive Officer is entitled to receive three times his annual salary in effect for the current financial year.

Indemnification of Directors and Officers

          Under the Business Combination Agreement, New Gold has agreed that all rights to indemnification in favour of the current and former directors and officers of Metallica and its subsidiaries provided in the current articles or by-laws of Metallica or any of its subsidiaries, or in any agreement, and any directors’ and officers’ insurance currently existing in favour of the directors and officers of Metallica and its subsidiaries, will survive the completion of the Transaction (or be replaced with substantially equivalent coverage) and will continue in effect for at least six years after the Effective Date.

Appointment to Board of Directors of the Combined Company

          On completion of the Transaction, it is expected that the board of directors of the Combined Company will include one individual, Craig Nelsen, who is a member of the current Metallica Board. See “Information Concerning the Combined Company after the Transaction” in the Joint Disclosure Booklet.

Dissenting Holders’ Rights

          Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Registered Shareholders with Dissent Rights. Any Registered Shareholder who dissents from the Special Resolution in compliance with section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, will transfer their shares to New Gold and will, in the event the Arrangement becomes effective, have a debt claim against New Gold to be paid the fair value of the Metallica Common Shares held by such Dissenting Holder determined as of the close of business on the day before the day the Final Order is obtained. Shareholders are cautioned that fair value could be determined to be less than the Share Consideration.

          Section 190 of the CBCA provides that a shareholder may only make a claim under that section with respect to all of the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder’s name. One consequence of this provision is that only a Registered Shareholder may exercise the Dissent Rights in respect of Metallica Common Shares that are registered in that Metallica Shareholder’s name.

          In many cases, shares beneficially owned by a Non-Registered Holder are registered either: (a) in the name of an Intermediary, or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. Accordingly, a Non-Registered Shareholder will not be entitled to exercise its Dissent Rights directly (unless the shares are re-registered in the Non-Registered Shareholder’s name). A Non-Registered Holder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Holder deals in respect of its shares and either: (i) instruct the Intermediary to exercise the Dissent Rights on the Non-Registered Holder’s behalf (which, if the Metallica Common Shares are registered in the name of The Canadian Depository for Securities Limited or other clearing agency, may require that such Metallica Common Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Metallica Common Shares in the name of the Non-Registered Shareholder, in which case the Non-Registered Holder would be able to exercise the Dissent Rights directly.

          A Registered Shareholder who wishes to dissent must provide a Dissent Notice to Metallica (a) at 36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 (Attention: Corporate Secretary) or (b) by facsimile transmission to (416) 350-3510 (Attention: Corporate Secretary) to be received not later than 5:00 p.m. (Toronto time) on June 13, 2008 (or 5:00 p.m. (Toronto time) on the day which is two Business Days immediately preceding any adjourned or postponed Meeting). Failure to strictly comply with these dissent procedures may result in the loss or unavailability of the right to dissent.

          The filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote at the Meeting. However, the CBCA provides, in effect, that a Registered Shareholder who has submitted a Dissent Notice and who votes for the Special Resolution will no longer be considered a Dissenting Holder with respect to that class of shares voted for the Special Resolution, being the Metallica Common Shares. The CBCA does not provide, and Metallica will not assume, that a proxy submitted instructing the proxyholder to vote against the Special Resolution, a vote against the Special Resolution or an abstention constitutes a Dissent Notice, but a Registered Shareholder need not vote its Metallica Common Shares against the Special Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote for the Special Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Special Resolution, should be validly revoked in order to prevent the proxyholder from voting such Metallica Common Shares in favour of the Special Resolution and thereby causing the Registered Shareholder to forfeit its Dissent Rights.

          Metallica (or its successor) is required, within ten (10) days after Metallica Shareholders adopt the Special Resolution, to notify each Dissenting Holder that the Special Resolution has been adopted. Such notice is not required to be sent to any Metallica Shareholder who voted for the Special Resolution or who has withdrawn its Dissent Notice.

          A Dissenting Holder who has not withdrawn its Dissent Notice prior to the Meeting must then, within twenty (20) days after receipt of notice that the Special Resolution has been adopted, or if the Dissenting Holder does not receive such notice, within twenty (20) days after learning that the Special Resolution has been adopted, send to Metallica a written notice (a “Demand for Payment”) containing its name and address, the number of Metallica Common Shares in respect of which he or she dissents (the “Dissenting Metallica Common Shares”), and a demand for payment of the fair value of such Metallica Common Shares. Within thirty (30) days after sending the Demand for Payment, the Dissenting Holder must send to Metallica or the Transfer Agent certificates representing Metallica Common Shares in respect of which he or she dissents. The Transfer Agent will endorse on share certificates received from a Dissenting Holder a notice that the holder is a Dissenting Holder and will forthwith return the share certificates to the Dissenting Holder. A Dissenting Holder who fails to make a Demand for Payment in the time required or to send certificates representing Dissenting Metallica Common Shares has no right to make a claim under section 190 of the CBCA.

          Under section 190 of the CBCA, a Dissenting Holder ceases to have any rights as a Metallica Shareholder in respect of its Dissenting Metallica Common Shares other than the right to be paid the fair value of the Dissenting Metallica Common Shares as determined pursuant to the Interim Order, unless (i) the Dissenting Holder withdraws its Dissent Notice before Metallica makes an Offer to Pay, (ii) Metallica fails to make an Offer to Pay in accordance with subsection 190(12) of the CBCA and the Dissenting Holder withdraws the Demand for Payment, or (iii) the directors of Metallica revoke the Special Resolution, in which case the Dissenting Holder’s rights as a Metallica Shareholder will be reinstated.

          Pursuant to the Plan of Arrangement, in no case shall Metallica or any other person be required to recognize any Dissenting Holder as a Metallica Shareholder after the Effective Date, and the names of such Metallica Shareholders shall be deleted from the list of Registered Shareholders at the Effective Date.

          Pursuant to the Plan of Arrangement, Dissenting Holders who are ultimately determined to be entitled to be paid fair value for their Dissenting Metallica Common Shares shall be deemed to have transferred such Dissenting Metallica Common Shares to New Gold at the Effective Time.

          Pursuant to the Plan of Arrangement, Dissenting Holders who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Dissenting Metallica Common Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Holder as at and from the Effective Date.

          New Gold is required, not later than seven (7) days after the later of the Effective Date and the date on which a Demand for Payment is received from a Dissenting Holder, to send to each Dissenting Holder who has sent a Demand for Payment an Offer to Pay for its Dissenting Metallica Common Shares in an amount considered by the Metallica Board to be the fair value of the Metallica Common Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. Metallica must pay for the Dissenting Metallica Common Shares of a Dissenting Holder within ten (10) days after an Offer to Pay has been accepted by a Dissenting Holder, but any such offer lapses if Metallica does not receive an acceptance within thirty (30) days after the Offer to Pay has been made.

          If New Gold fails to make an Offer to Pay for a Dissenting Holder’s Metallica Common Shares, or if a Dissenting Holder fails to accept an Offer to Pay that has been made, New Gold may, within fifty (50) days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Metallica Common Shares of Dissenting Holders. If New Gold fails to apply to a court, a Dissenting Holder may apply to a court for the same purpose within a further period of twenty (20) days or within such further period as a court may allow. A Dissenting Holder is not required to give security for costs in such an application.

          If New Gold or a Dissenting Holder makes an application to court, New Gold will be required to notify each affected Dissenting Holder of the date, place and consequences of the application and of its right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting Holders who have not accepted an Offer to Pay will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any person is a Dissenting Holder who should be joined as a party, and the court will then fix a fair value for the Dissenting Metallica Common Shares of all Dissenting Holders. The final order of a court will be rendered against New Gold in favour of each Dissenting Holder for the amount of the fair value of its Dissenting Metallica Common Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Holder from the Effective Date until the date of payment.

          Registered Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Metallica Common Shares as determined under the applicable provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) will be more than or equal to the consideration under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Holder of consideration for such Dissenting Metallica Common Shares.

          The foregoing is only a summary of the dissenting holder provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order), which are technical and complex. A complete copy of section 190 of the CBCA is attached as Schedule “G” to this Circular. It is recommended that any Registered Shareholder wishing to avail itself of its Dissent Rights under those provisions seek legal advice, as failure to comply strictly with the provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice its Dissent Rights.

Treatment of Metallica Options and Metallica Warrants

Metallica Options

          All holders of Metallica Options will receive Metallica Replacement Options under the Arrangement. Each Metallica Replacement Option will entitle the holder thereof to acquire from Metallica the number of New Gold Common Shares equal to the product of: (A) the number of Metallica Common Shares subject to the Metallica Option immediately before the Effective Time, and (B) 0.9 plus the portion of a New Gold Common Share that, immediately prior to the Effective Time, has a fair market value equal to C$0.0001, provided that if the foregoing would result in the issuance to a fraction of a New Gold Common Share on any particular exercise of Metallica Replacement Option, then the number of New Gold Common Shares shall be rounded down to the nearest whole number of New Gold Common Shares. The exercise price per New Gold Common Share subject to any such Metallica Replacement Option shall be an amount equal to the quotient of (A) the exercise price per Metallica Common Share subject to such Metallica Option immediately before the Effective Time divided by (B) 0.9 plus such portion of a New Gold Common Share that, immediately prior to the Effective Time, has a fair market value equal to C$0.0001 cash (provided that the aggregate exercise price payable on any particular exercise of Metallica Replacement Options shall be rounded up to the nearest whole cent). Except as set out above, the terms of each Metallica Replacement Option shall be the same as the terms of the Metallica Option exchanged therefor pursuant to the Metallica Stock Option Plan and any agreement evidencing the grant thereof prior to the Effective Time.

Metallica Warrants

          Upon completion of the Arrangement, and in accordance with the terms of the Metallica Warrants, each holder of a Metallica Warrant outstanding immediately prior to the Effective Time will receive upon the subsequent exercise or conversion of such holder’s Metallica Warrant, in accordance with its terms, and will accept in lieu of each Metallica Common Share to which such holder was theretofore entitled upon such exercise or conversion but for the same aggregate consideration payable therefor, the Share Consideration. As is the case under the existing terms of the Metallica Warrants with respect to Metallica Common Shares obtained upon exercise, New Gold Common Shares obtained upon exercise after the Effective Time may be subject to restrictions upon resale as specified in the relevant Metallica Warrants. Holders of Metallica Warrants should consult their professional advisors with respect to these conditions and restrictions.

Fees, Costs and Expenses

          All expenses incurred in connection with the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement will be paid by the party incurring those expenses except that in the event that a party enters into an agreement to effect an Acquisition Proposal that is a Superior Proposal, or a party makes a change of recommendation in respect of the Transaction, then such party will pay to the other parties an aggregate amount in cash equal to; (a) $22,000,000 in the event that Metallica is the terminating party; (b) $18,000,000 in the event that Peak is the terminating party; or (c) $8,000,000 in the event that New Gold is the terminating party. See “Summary of the Business Combination — Termination” in the Joint Disclosure Booklet.

          Metallica estimates that it will incur fees and related expenses in the aggregate amount of approximately C$18.1 million if the Transaction is completed including, without limitation, financial advisors’ fees, legal and accounting fees, severance payments, filing fees, proxy solicitation fees and the costs of preparing, printing and mailing this Circular.

REGULATORY MATTERS

Competition Law Matters

          The Transaction is subject to the following regulatory reviews under applicable competition laws:

Canadian Competition Law

          The Competition Act requires a pre-merger notification to the Commissioner for transactions that exceed certain financial thresholds and, in the case of share acquisitions, that exceed an additional voting interest threshold. If a transaction is subject to pre-merger notification, a pre-merger filing must be submitted to the Commissioner and a waiting period must expire or be waived by the Commissioner before the proposed transaction may be completed. The Parties may choose to file either a short form (generally with a 14-day waiting period) or a long form (with a 42-day waiting period). However, if the Parties file a short form, the Commissioner may, within 14 days, require a long form to be filed, in which case the proposed transaction generally may not be completed until 42 days after the Parties file a long form.

          The Commissioner’s review of a transaction may take less than or longer than the statutory waiting period. Where the Commissioner completes her review of a notifiable transaction prior to the expiry of the applicable statutory waiting period and notifies the notifying Parties that she does not, at that time, intend to make an application under the merger provisions of the Competition Act in respect of the proposed transaction, the statutory waiting period terminates.

          Whether or not a pre-merger filing is required, the Commissioner may apply to the Competition Tribunal, a specialized tribunal empowered to deal with certain matters under the Competition Act, with respect to a “merger” (as defined in the Competition Act) and, if the Competition Tribunal finds that the merger is likely to prevent or lessen competition substantially, it may order that the merger not proceed or, in the event that the merger has been completed, order its dissolution or the disposition of some or all of the assets or shares involved. The Competition Tribunal also may issue an interim order under the Competition Act prohibiting the completion of the merger for a period of up to 30 days where (a) the Commissioner has certified that she is making an inquiry under the Competition Act in connection with the merger and that in her opinion more time is required to complete the inquiry, and (b) the Competition Tribunal finds that, in the absence of an interim order, a party to the merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the merger on competition under the merger provisions of the Competition Act because that action would be difficult to reverse. The duration of such interim orders may be extended for an additional period of up to 30 days where the Competition Tribunal finds that the Commissioner is unable to complete her inquiry because of circumstances beyond her control.

          The Commissioner may, upon request, issue an advance ruling certificate (“ARC”), where she is satisfied that she would not have sufficient grounds on which to apply to the Competition Tribunal under the merger provisions of the Competition Act. If the Commissioner issues an ARC in respect of a proposed transaction, that transaction is exempt from the pre-merger notification provisions. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued. Alternatively, the Commissioner may issue a “no action” letter following a notification or an application for an ARC, indicating that she is of the view that grounds do not then exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the proposed transaction, while preserving, during the three years following completion of the proposed transaction, her authority to so initiate proceedings should circumstances change.

          The Transaction is a merger that requires pre-merger notification to the Commissioner. The Parties will request an ARC and, in the alternative, a “no action” letter.

Mexican Competition Law

          Under the Federal Law on Economic Competition of Mexico and the Regulations thereto, the Federal Competition Commission in Mexico (the “Mexican Commission”) must be notified of certain transactions. With respect to the Transaction, notification must be filed before the acquisition of the Peak Common Shares and the Metallica Common Shares by New Gold. There is a waiting period of ten business days following filing, during which the Parties may not complete the Transaction and during which the Mexican Commission may instruct the Parties to refrain from completing the Transaction until it issues its final resolution. If such instruction is not issued, then the Parties may complete the Transaction after the ten day waiting period expires, on the understanding that they will assume any risks associated with completing the Transaction before the Mexican Commission issues its final resolution. The Mexican Commission will issue its final resolution within 35 business days after filing (or after any additional information requested by the Mexican Commission has been provided). The Mexican Commission may, in some cases, extend the prior term for an additional 40 business days.

          The Mexican Commission may challenge the Transaction on anti-trust grounds either before or after the waiting periods terminate or expire. Accordingly, at any time before or after the completion of the Transaction, the Mexican Commission could take any action under anti-trust laws as any of them deems necessary or desirable in the public interest including, without limitation, seeking to enjoin the completion of the Transaction or permitting completion subject to regulatory concessions or conditions.

          Although the Parties believe that no competition or anti-trust filings will be required in any other jurisdiction, and that the Transaction will not violate any applicable competition or anti-trust laws, there is no assurance that a challenge to the Transaction on competition or anti-trust grounds will not be made in one or more jurisdictions before or after the Effective Date, nor is there any assurance as to the result of any such challenge.

Australian Foreign Investment Review

          Pursuant to the Foreign Acquisitions and Takeovers Act, 1975 (Cth), (the “Act”) and the Australian Government’s Foreign Investment Policy, notice must be provided to the Foreign Investment Review Board (“FIRB”) where foreign persons propose to acquire, directly or indirectly, a controlling interest in shares or assets of Australian businesses exceeding certain monetary thresholds, and/or an interest in Australian Urban Land. FIRB makes recommendations to the Federal Government on such foreign investment proposals but responsibility for making decisions on such proposals rests with the Federal Treasurer.

          Pursuant to the BC Arrangement, FIRB notification is required as there will be an acquisition by a foreign person of an interest in the shares of an Australian Urban Land Corporation, through the indirect acquisition by New Gold Inc. of Peak Gold Asia Pacific Pty Ltd. (“Peak APA”) and Peak Gold Mines Pty Ltd. (“Peak Mines”). Pursuant to the Act, each of Peak APA and Peak Mines is considered to be an Australian Urban Land Corporation. An Australian Urban Land Corporation is a corporation which holds greater than 50% of its total consolidated assets in Australian Urban Land, which includes all land situated in Australia other than rural land (including mining tenements, mineral rights, mining leases or production licenses over land situated in Australia). In the case of Peak APA and Peak Mines, that threshold has been met.

          Notification of the proposed foreign acquisition was filed on May 7, 2008. It is anticipated that confirmation from the Federal Treasurer on behalf of the Commonwealth of Australia that there is no objection to the proposed acquisition will be obtained within 30 days of filing. This period may, however, be extended in certain circumstances.

Canadian Securities Laws Considerations

          The New Gold Shares to be issued under the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirement to be obtained from Canadian Securities Authorities and the New Gold Shares will generally be “freely tradeable” (other than pursuant to certain “control distributions”) under applicable Canadian securities laws.

United States Securities Laws Considerations

Status under United States Securities Laws

          Each of Metallica and New Gold is a “foreign private issuer” as defined under the U.S. Securities Act and the U.S. Exchange Act. New Gold is subject to the periodic reporting requirements under Section 13(a) of the U.S. Exchange Act and the New Gold Common Shares are listed for trading on the AMEX. It is a condition of the Arrangement that the New Gold Common Shares issued pursuant to the Arrangement and which are reserved for issue upon exercise of the Metallica Replacement Options be listed on the AMEX.

Issuance and Resale of New Gold Common Shares Under United States Securities Laws

          The issuance of the New Gold Common Shares and the Metallica Replacement Options pursuant to the Arrangement will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof, and exemptions from registration under applicable United States state securities laws. The resale restrictions applicable to securities issued under Section 3(a)(10) were amended on February 15, 2008; however, the final text of the SEC’s amendments as applied to Section 3(a)(10) transactions has not yet been released. Accordingly, while Metallica believes the following discussion to be accurate, no assurance can be provided that the SEC’s final rules, once released, will not differ from the description below. Metallica securityholders are urged to consult with their own legal counsel to ensure that the resale of New Gold securities issued to them pursuant to the Arrangement complies with applicable securities legislation.

          The ability of a Metallica securityholder to resell the New Gold securities issued to it on completion of the Arrangement will depend on whether it is an “affiliate” of New Gold after the completion of the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Typically, persons who are executive officers, directors or major shareholders of an issuer are considered to be its “affiliates”.

          Under current law, Metallica believes that the resale restrictions applicable to the New Gold securities issued pursuant to the Arrangement will be as follows:

•	Persons that are not affiliates of New Gold after the completion of the Arrangement may freely resell such securities under the U.S. Securities Act.

•
Persons that are affiliates of New Gold after the completion of the Arrangement may resell such securities only pursuant to registration or an exemption from registration under the U.S. Securities Act.

Resales of Securities by Affiliates of New Gold

          Provided that New Gold remains a “foreign private issuer” as defined in Regulation S, persons who are affiliates of New Gold after the completion of the Arrangement may, under the U.S. Securities Act, resell the New Gold securities issued to the them pursuant to the Arrangement in an “offshore transaction” in accordance with Regulation S, provided no directed selling efforts are made in the United States by the seller, an affiliate or any person acting on their behalf, and that the conditions imposed by Regulation S for offshore resales by affiliates are satisfied. An “offshore transaction” includes a transaction executed using the facilities of the TSX, provided the offer of the securities is not made to a person in the United States, and neither the seller nor any person acting on the seller’s behalf knows the transaction has been pre-arranged with a buyer in the United States. Persons who are affiliates of New Gold after the completion of the Arrangement, solely by virtue of having a position as an officer or director of New Gold are subject to the additional condition that no selling concession, fee or other remuneration is paid in connection with the sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional conditions are imposed by Regulation S if the seller is an affiliate of New Gold for any reason other than solely for holding a position as an officer or director of New Gold.

          Persons who are affiliates of New Gold after the completion of the Arrangement may also be eligible to resell such securities in the United States in compliance with Rule 144 under the U.S. Securities Act. In general, subject to certain restrictions contained in Rule 144 as to the manner of sale, notice requirements, aggregation rules and the availability of certain public information about New Gold, affiliates will be entitled to resell in the United States under Rule 144, during any three-month period, that number of New Gold Common Shares that does not exceed the greater of one percent of the then outstanding securities of such class and the average weekly trading volume of such securities on the AMEX during the four weeks preceding the filing of the notice required by Rule 144 or if no such notice is required the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker.

Exercise of the Metallica Replacement Options

          The Metallica Replacement Options issued pursuant to the Arrangement may not be exercised in the United States or by or on behalf of a U.S. person, nor may any New Gold Common Shares issued upon such exercise be offered or resold, except pursuant to registration under the U.S. Securities Act or an exemption from such registration requirements. In the event that New Gold issues options to any holder of Metallica Options who is resident in the United States, New Gold has agreed to use commercially reasonable efforts to register the New Gold Common Shares issuable upon exercise of such options on Form S-8 under the U.S. Securities Act as soon as reasonably practicable after the closing of the Transaction, if and to the extent that such New Gold Common Shares are eligible for registration on such form.

          THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES, NOR HAS THE SEC OR ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Stock Exchange De-Listings and Reporting Issuer Status

          Metallica Common Shares are listed on the TSX and the AMEX. Following the Effective Date of the Transaction, Metallica Common Shares will be delisted from the TSX and the AMEX. New Gold is a reporting issuer (or the equivalent) in each province of Canada. New Gold Common Shares are listed on the TSX and the AMEX. It is a condition of the Transaction that the New Gold Common Shares issued pursuant to the Arrangement and which are reserved for issue upon exercise of the Metallica Replacement Options and Metallica Warrants be listed on the TSX and the AMEX. The Metallica Warrants that are currently listed on the TSX will remain listed on the TSX.

          Application has been made to the TSX for approval of the listing of the New Gold Common Shares to be issued pursuant to the Transaction and upon the exercise or conversion of Metallica Replacement Options and Metallica Warrants. Application will be made to the AMEX for approval, subject to official notice of issuance, of the listing of the New Gold Common Shares to be issued pursuant to the Transaction and upon the exercise or conversion of Metallica Replacement Options and Metallica Warrants and is subject to the satisfaction of the customary listing requirements of the AMEX.

THE BUSINESS COMBINATION AGREEMENT

          On May 9, 2008, the Parties entered into the Business Combination Agreement, a copy of which has been filed with the Canadian Securities Authorities on SEDAR at www.sedar.com. A copy of the Business Combination Agreement may also be obtained free of charge, upon request to the Corporate Secretary by phone at 1-888-933-0313 or by e-mail at metallica@metal-res.com. A summary of the material terms of the Business Combination Agreement is included in the Joint Disclosure Booklet. The summary is qualified in its entirety by reference to the full text of the Business Combination Agreement.

COMPARISON OF SHAREHOLDER RIGHTS

          On completion of the Transaction, Metallica Shareholders will become New Gold Shareholders. Since New Gold is a British Columbia company, the rights of New Gold Shareholders are governed by the applicable laws of the province of British Columbia, including the BCBCA, and by New Gold’s articles of incorporation and by-laws. Since Metallica is a Canadian company, the rights of Metallica Shareholders are governed by the CBCA and by Metallica’s articles and by-laws. Although the rights and privileges of shareholders under the BCBCA are in many instances comparable to those under the CBCA, there are several differences. See Schedule “F” to this Circular for a comparison of these rights.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

          In the opinion of Stikeman Elliott LLP, counsel to Metallica, the following describes the principal Canadian federal income tax considerations relating to the Arrangement generally applicable to a Metallica Shareholder who, at all relevant times, for the purposes of the ITA: (a) deals at arm’s length with Metallica and New Gold; (b) is not affiliated with Metallica or New Gold; and (c) holds all Metallica Common Shares, and will hold all New Gold Common Shares acquired on the Arrangement, as capital property (each such Metallica Shareholder in this summary, a “Holder”).

          A Holder’s Metallica Common Shares and New Gold Common Shares generally will be considered to be capital property of the Holder, unless the Holder holds the shares in the course of carrying on a business or acquired the shares in a transaction considered to be an adventure in the nature of trade. Certain Holders who are residents of Canada for the purposes of the ITA and whose Metallica Common Shares or New Gold Common Shares might not otherwise be capital property may, in certain circumstances, be entitled to make an irrevocable election under subsection 39(4) of the ITA to have such shares and every other “Canadian security” (as defined in the ITA) owned by such Holder in the taxation year in which the election is made and in all subsequent taxation years deemed to be capital property. Such Holders should consult their own tax advisors regarding whether an election under subsection 39(4) is available and advisable in their particular circumstances.

          This summary is based on the current provisions of the ITA, the regulations thereunder, and counsel’s understanding of the current published administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”). This summary also takes into account all specific proposals to amend the ITA and the regulations announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and assumes that all Proposed Amendments will be enacted in the form proposed, although no assurances can be given in this regard. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental, regulatory, or judicial action or decision, or changes in the administrative practices or assessing policies of the CRA, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below.

          This summary is not applicable to a Holder that is a “financial institution” as defined in the ITA for the purposes of the “mark-to-market property” rules or a “specified financial institution” as defined in the ITA, nor does it apply to a Holder an interest in which is a “tax shelter investment” as defined in the ITA, or to a Holder to whom the “functional currency” reporting rules apply. In addition, this summary does not address all issues relevant to Holders who acquired their Metallica Common Shares on the exercise of an employee stock option. Such Holders should consult their own tax advisors.

          This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal or tax advice to any particular Holder and no representations with respect to the tax consequences to any particular Holder are made. Accordingly all Holders, and all other Metallica Shareholders, should consult their own tax advisors regarding the Canadian federal income tax consequences of the Arrangement applicable to their particular circumstances.

Holders Resident in Canada

          This portion of the summary applies to a Holder who, at all relevant times, is or is deemed to be resident in Canada for purposes of the ITA (a “Resident Holder”).

Exchange of Metallica Common Shares under the Arrangement — No Section 85 Election

          Unless a Resident Holder whose Metallica Common Shares are exchanged for New Gold Common Shares and cash under the Arrangement makes a joint Section 85 Election with New Gold as discussed below under “Exchange of Metallica Common Shares under the Arrangement — With a Section 85 Election”, the Resident Holder will be considered to have disposed of the Metallica Common Shares for proceeds of disposition equal to the sum of the fair market value at the Effective Time of the New Gold Common Shares received on the exchange and the cash consideration received on the exchange. As a result, the Resident Holder will in general realize a capital gain (or a capital loss) to the extent that such proceeds of disposition exceed (or are less than) the sum of the Resident Holder’s adjusted cost base of the Metallica Common Shares immediately before the exchange and any reasonable costs of disposition. See “Taxation of Capital Gains and Capital Losses” below. The cost to the Resident Holder of the New Gold Common Shares acquired on the exchange will equal the fair market value of those shares at the Effective Time and will, for the purpose of determining the Resident Holder’s adjusted cost base of those shares, be averaged with the adjusted cost base to the Resident Holder of any other New Gold Common Shares held at the Effective Time as capital property.

Exchange of Metallica Common Shares on the Arrangement — With a Section 85 Election

          A Resident Holder that is an Eligible Holder is entitled to make a Section 85 Election jointly with New Gold and thereby obtain a full or partial deferral for ITA purposes of the capital gain that would otherwise be realized on the exchange of Metallica Common Shares for New Gold Common Shares and cash under the Arrangement, depending on the Elected Amount (as defined below) and the Eligible Holder’s adjusted cost base of the Metallica Common Shares at the time of the exchange.

          An Eligible Holder making a Section 85 Election will be required to designate an amount (the “Elected Amount”) in the election form that will be deemed to be the proceeds of disposition of the Eligible Holder’s Metallica Common Shares. By designating an appropriate Elected Amount, an Eligible Holder may, for ITA purposes, avoid recognizing all or any portion of the capital gain that the Eligible Holder would otherwise realize on the exchange.

          An Eligible Holder who intends to make a Section 85 Election should indicate that intention by checking the appropriate box in the letter of transmittal enclosed with this Circular and a tax election package will be sent to the Eligible Holder. The tax election package will consist of a tax instruction letter providing instructions on how to complete the Section 85 Election forms, together with the relevant forms. The relevant federal tax election form is CRA form T2057 (or, in the event the Eligible Holder is a partnership, CRA form T2058). For Eligible Holders required to file in Quebec, Quebec form TP-518-V (or, in the event the Eligible Holder is a partnership, Quebec form TP-529-V) will also be required. Certain other provincial jurisdictions may require that a separate joint election be filed for provincial income tax purposes. Eligible Holders should consult their own tax advisors to determine whether they must file separate election forms with any provincial taxing jurisdiction. It is the responsibility of each Eligible Holder who wishes to make an election for provincial income tax purposes to obtain any other necessary provincial election forms.

          Where Metallica Common Shares are held in joint ownership and two or more of the co-owners wish to elect, one of the co-owners designated for such purpose must file one copy of Form T2057 (and where applicable, the corresponding provincial forms) on behalf of each co-owner with a list of all co-owners electing under section 85, and their addresses and social insurance or business numbers. Where Metallica Common Shares are held as partnership property, a partner designated by the partnership must file one copy of Form T2058 (and, where applicable, the corresponding provincial forms) on behalf of all members of the partnership. Form T2058 must be accompanied by a list containing the name, address, social insurance number or business number of each partner and written authorization signed by each partner authorizing the designated partner to complete and file the form. Eligible Holders should consult their own tax advisors to determine which filing requirements, if any, there are under applicable provincial legislation.

          To make a Section 85 Election, an Eligible Holder must ensure that two signed copies of the necessary election forms are returned in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Effective Date, duly completed with the details of the number of Metallica Common Shares exchanged, the cash and number of New Gold Common Shares received, and the applicable Elected Amount. In accordance with the terms of the Arrangement, subject to the election forms being correct and complete and complying with the provisions of the ITA (or any applicable provincial income tax law), one copy of such forms will be signed by New Gold and returned to the Eligible Holder for filing by the Eligible Holder with the CRA (or applicable provincial tax authority). Under the Business Combination Agreement, New Gold has agreed to make a Section 85 Election (and any corresponding election under any applicable provincial tax legislation) only with a Holder that is an Eligible Holder, and only at the Elected Amount selected by the Eligible Holder (subject to the limitations set out in the ITA and any applicable provincial tax legislation).

          In general, the Elected Amount may not be

(a)	less than the amount of cash received by the Eligible Holder on the exchange,

(b)
less than the lesser of (i) the Eligible Holder’s adjusted cost base of the Metallica Common Shares and (ii) the fair market value of the Metallica Common Shares, in each case determined at the time of the exchange, nor

(c)	greater than the fair market value of the Metallica Common Shares at the time of the exchange.

          The tax treatment to an Eligible Holder who properly makes a valid Section 85 Election jointly with New Gold generally will be as follows:

(d)	the Eligible Holder will be deemed to have disposed of the holder’s Metallica Common Shares for proceeds of disposition equal to the Elected Amount;

(e)
the Eligible Holder will not realize any capital gain or capital loss if the Elected Amount equals the aggregate of the Eligible Holder’s adjusted cost base of the Metallica Common Shares determined immediately before the exchange and any reasonable costs of disposition;

(f)
the Eligible Holder will realize a capital gain (or a capital loss) to the extent that the Elected Amount exceeds (or is less than) the aggregate of the Eligible Holder’s adjusted cost base of the Metallica Common Shares and any reasonable costs of disposition; and

(g)
the aggregate cost to the Eligible Holder of the New Gold Common Shares acquired on the exchange will equal the amount, if any, by which the Elected Amount exceeds the cash received by the Eligible Holder, and for the purpose of determining Eligible Holder’s adjusted cost base of those shares, such cost will be averaged with the Eligible Holder’s adjusted cost base of any other New Gold Common Shares held at the Effective Time by the Eligible Holder as capital property.

          None of New Gold, Metallica or the Depositary will be responsible for the proper completion or filing of any Section 85 Election forms and the Eligible Holder will be solely responsible for the payment of any late filing penalty. New Gold has agreed only to execute any properly completed Section 85 Election forms received no later than 90 days after the Effective Date and to mail the forms to the Eligible Holder within 90 days after New Gold’s receipt thereof. With the exception of New Gold’s execution and mailing of the Section 85 Election forms, each Eligible Holder will be solely responsible for complying with all applicable requirements relating to the making and filing of the holder’s Section 85 Election. Accordingly, none of New Gold, Metallica, and the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure of an Eligible Holder to deliver a Section 85 Election in accordance with the procedures set out in the tax instruction letter, nor for the proper completion or filing of any Section 85 Election within the time and in the form prescribed under the ITA (or the corresponding provisions of any applicable provincial tax legislation).

          To avoid late filing penalties imposed under the ITA, each Eligible Holder who makes a Section 85 Election must ensure that the holder’s election is received by the appropriate revenue authorities on or before the day that is the earliest of the days on or before which either New Gold or the Eligible Holder is required to file an income tax return for the taxation year in which the exchange occurs. New Gold’s 2008 taxation year is scheduled to end on December 31, 2008, but could end earlier as a result of an event such as an amalgamation. Eligible Holders are urged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. Regardless of such deadlines, New Gold must receive the tax election forms of an Eligible Holder in accordance with the procedures set out in the tax instruction letter no later than 90 days after the Effective Date. Because New Gold has agreed to execute and return a Section 85 Election to the Eligible Holder making the election within 90 days after New Gold receives the election in accordance with the procedures set out in the tax instruction letter, Eligible Holders may be required to forward their tax election forms to New Gold earlier than 90 days after the Effective Date in order to avoid late filing penalties. While New Gold may choose, in its sole discretion, to sign a Section 85 Election received by it more than 90 days after the Effective Date, it has no obligation to do so.

          Any Eligible Holder who does not ensure that New Gold receives the holder’s duly completed Section 85 Election forms in accordance with the procedures set out in the tax instruction letter within 90 days after the Effective Date cannot be assured of benefiting from the rollover provisions of the ITA (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to make a Section 85 Election should give their immediate attention to this matter, and in particular should consult their own tax advisors without delay. The instructions for requesting a tax instruction letter will be set out in the letter of transmittal. Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting Section 85 Elections. An Eligible Holder who does not make a valid Section 85 Election may realize a taxable capital gain. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

Taxation of Capital Gains and Capital Losses

          Generally, a Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Holder will generally be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the ITA.

          A capital loss realized on the disposition of a share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the ITA, be reduced by the amount of dividends received or deemed to have been received by the corporation on such shares (or a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

          A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the ITA) may be required to pay an additional 6 2/3% refundable tax on certain investment income, which includes taxable capital gains.

Dissenting Resident Holders

          A Resident Holder who validly exercises Dissent Rights (a “Resident Dissenter”) and consequently is paid the fair value of the Resident Dissenter’s Metallica Common Shares by New Gold in accordance with the Arrangement will realize a capital gain (or a capital loss) equal to the amount by which the payment (other than interest) exceeds (or is exceeded by) the sum of the Resident Holder’s adjusted cost base of the Metallica Common Shares determined immediately before the Effective Time and any reasonable costs of disposition. The Resident Dissenter will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, in accordance with the usual rules applicable to capital gains and losses. See “Taxation of Capital Gains and Capital Losses” above. The Resident Dissenter must include in computing its income any interest awarded to it by the Court.

Dividends on New Gold Common Shares

          A Resident Holder who is an individual will be required to include in income any dividends received or deemed to be received on the Resident Holder’s New Gold Common Shares, and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by New Gold as “eligible dividends”.

          A Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on the Resident Holder’s New Gold Common Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income. A “private corporation” (as defined in the ITA) or any other corporation controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals, may be liable under Part IV of the ITA to pay a refundable tax of 33 1/3%% on any dividend that it receives or is deemed to receive on its New Gold Common Shares to the extent that the dividend is deductible in computing the corporation’s taxable income.

Disposition of New Gold Common Shares

          A Resident Holder that disposes or is deemed to dispose of a New Gold Share in a taxation year will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the New Gold Share exceed (or are exceeded by) the sum of the Resident Holder’s adjusted cost base of such New Gold Share, determined immediately before the disposition, and any reasonable costs of disposition. The Resident Holder will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, in accordance with the usual rules applicable to capital gains and capital losses. See “Taxation of Capital Gains and Capital Losses” above.

Alternative Minimum Tax on Resident Holders who are Individuals

          A capital gain realized, or a dividend received, by a Resident Holder who is an individual (including certain trusts and estates) may give rise to liability for alternative minimum tax under the ITA.

Eligibility of New Gold Common Shares for Investment

          New Gold Common Shares will be qualified investments under the ITA for a trust governed by a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan, registered disability savings plan or registered education savings plan at any particular time provided that, at that time, the New Gold Common Shares are listed on a designated stock exchange (which currently includes the TSX) or New Gold is a “public corporation” as defined in the ITA.

Holders Not Resident in Canada

          This portion of the summary applies to a Holder who, for the purposes of the ITA, has not been, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not and will not be deemed to use or hold, Metallica Common Shares or New Gold Common Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere.

Share Exchange and Subsequent Dispositions of New Gold Common Shares

          A Non-Resident Holder whose Metallica Common Shares are exchanged for New Gold Common Shares and cash under the Arrangement will not be subject to tax under the ITA on any capital gain realized on such exchange unless the Metallica Common Shares are “taxable Canadian property” as defined in the ITA to the Non-Resident Holder at the Effective Time and the Metallica Common Shares are not “treaty-protected property” of the Non-Resident Holder, as described below.

          Similarly, any capital gain realized by a Non-Resident Holder on a disposition or deemed disposition of New Gold Common Shares acquired under the Arrangement will not be subject to tax under the ITA unless the New Gold Common Shares are “taxable Canadian property” to the Non-Resident Holder at the time of the disposition and the New Gold Common Shares are not “treaty-protected property” of the Non-Resident Holder, as described below.

          Generally, a Metallica Share or a New Gold Share, as the case may be, will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that (i) such Metallica Share or New Gold Share, as the case may be, is listed on a designated stock exchange (which currently includes the TSX) at that time, and (ii) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, and the Non-Resident Holder together with all such persons, have not owned more than 25% of the issued shares of any class or series of the capital stock of Metallica or New Gold, as the case may be, at any time within the 60 month period immediately preceding that time. Notwithstanding the foregoing, a Metallica Share or New Gold Share may also be deemed to be taxable Canadian property to a Non-Resident Holder in certain circumstances specified in the ITA.

          Even if a Metallica Common Share or a New Gold Common Share is taxable Canadian property to a Non-Resident Holder, such share will be treaty-protected property to the Non-Resident Holder for purposes of the Tax Act if the capital gain from the disposition of that share would, because of an applicable income tax treaty to which Canada is a signatory, be exempt from tax under the Tax Act. Many of the income tax treaties to which Canada is a signatory, including the Canada-U.S. Income Tax Convention (1980) (the “Canada-U.S. Tax Convention”) explicitly provide that Canada reserves the right to tax gains on the sale of real property situated in Canada, which for these purposes may include (and under the Canada-U.S. Tax Convention, does include) a share of the capital stock of a corporation resident in Canada, where the value of those shares is derived principally from real property situated in Canada. Non-Resident Holders should consult their own advisors in this regard.

          In the event a Metallica Share or a New Gold Share, as the case may be, is taxable Canadian property to a Non-Resident Holder at the time of disposition and is not treaty-protected property to such Non-Resident Holder, the tax consequences described above under “Holders Resident in Canada — Exchange of Metallica Common Shares under the Arrangement — No Section 85 Election” or “Holders Resident in Canada — Disposition of New Gold Common Shares”, respectively, and “Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” will generally apply. If a Non-Resident Holder wishes not to recognize any gain or loss on the disposition of a Metallica Common Share that is taxable Canadian property and is not treaty-protected property, such Non-Resident Holder may do so by making a Section 85 Election in the manner described above under “Holders Resident in Canada — Exchange of Metallica Common Shares under the Arrangement — With a Section 85 Election”. If a Non-Resident Holder makes such a section 85 election, the New Gold Common Shares received in consideration for such Metallica Common Shares will be deemed to be taxable Canadian property to such Non-Resident Holder.

Dividends on New Gold Common Shares

          Dividends paid or credited on New Gold Common Shares to a Non-Resident Holder generally will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividend, unless the rate is reduced under the provisions of an applicable income tax convention. The rate of withholding tax under the Canada-U.S. Tax Convention applicable to a Non-Resident Holder who is a resident of the United States for the purposes of the Canada-U.S. Tax Convention and is entitled to the full benefits of the Canada-U.S. Tax Convention and who holds less than 10% of the voting stock of New Gold generally will be 15%. New Gold will be required to withhold the required amount of withholding tax from the dividend, and to remit it to CRA for the account of the Non-Resident Holder.

Dissenting Non-Resident Holders

          A Non-Resident Holder that validly exercises Dissent Rights (a “Non-Resident Dissenter”) and consequently is paid the fair value for the Non-Resident Dissenter’s Metallica Common Shares by New Gold will be considered to realize a capital gain or capital loss as discussed above under “Holders Resident in Canada — Dissenting Resident Holders”. As discussed above under Exchange of Metallica Common Shares under the Arrangement and Subsequent Dispositions of New Gold Common Shares”, any resulting capital gain would only be subject to tax under the ITA if the Metallica Common Shares are “taxable Canadian property” to the Non-Resident Holder at the Effective Time and are not treaty-protected property.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

SCOPE OF THIS DISCLOSURE

Transactions Addressed

          The following discussion is a summary of the anticipated material U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) arising from and relating to (a) the Arrangement and (b) the ownership and disposition of New Gold Common Shares received pursuant to the Arrangement.

          This summary, prepared by Greenberg Traurig, LLP, relies on certain representations made by Metallica and New Gold, and is based on certain assumptions and is subject to the limitations and qualifications set forth in this summary. These representations are made as of the date of this Information Circular, the Effective Time, and after the Effective Time, where relevant. Metallica and New Gold expect the representations to be true as of the Effective Date, but the parties will proceed with the Arrangement whether or not the representations are true at that time. The assumptions on which the summary is based include that there are no changes in existing facts and law, that the Arrangement is completed in accordance with the terms and conditions of the Business Combination Agreement and the Plan of Arrangement and in the manner described in this Information Circular, and that any representation made “to the knowledge of” the officers of New Gold or Metallica, or with similar qualification, is true and correct without regard to such qualification. If any of these representations or assumptions is not correct, the summary cannot be relied upon and the U.S. federal income tax consequences to U.S. Holders of the Arrangement and of the ownership and disposition of New Gold Common Shares received pursuant to the Arrangement could differ significantly and adversely from those described in this summary. Moreover, the summary of U.S. tax counsel is not binding on the Internal Revenue Service (the “IRS”) or the U.S. courts, and no assurance can be provided that the conclusions reached in this summary will not be challenged by the IRS or will be sustained by a U.S. court if so challenged.

          This summary is limited to Metallica Shareholders who are U.S. Holders. For purposes of this summary, a “U.S. Holder” is a beneficial owner of Metallica Common Shares (or, following the completion of the Arrangement, a beneficial owner of New Gold Common Shares) who holds such shares as capital assets, and that, for U.S. federal income tax purposes, is a “United States person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). For purposes of this summary, a “United States person” is: (i) a citizen or individual resident of the United States, (ii) a corporation or other entity taxable as a corporation that is created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income tax regardless of its source, or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust.

          This summary is for general information only and does not address all aspects of United States federal income taxation that may be relevant to a U.S. Holder in light of the U.S. Holder’s particular circumstances, or to U.S. Holders that may be subject to special treatment under the Code (including, without limitation, certain financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, and brokers and dealers or traders in securities or currencies, insurance companies, persons holding stock as part of a straddle, hedge, conversion transaction or other integrated investment, persons whose functional currency is not the United States dollar, and persons who may have acquired their Metallica Common Shares, Metallica Options or Metallica Warrants (or who will acquire New Gold Common Shares, New Gold Options or New Gold Warrants) through the exercise of employee stock options or otherwise as compensation). This summary also does not address the tax treatment of U.S. Holders that hold their Metallica Common Shares, Metallica Options or Metallica Warrants (or will hold New Gold Common Shares, New Gold Options or New Gold Warrants) through a partnership or other pass-through entity, persons subject to the alternative minimum tax, and persons who own their Metallica Common Shares, Metallica Options or Metallica Warrants (or will own New Gold Common Shares, New Gold Options or New Gold Warrants) other than as a capital asset as defined in the Code. This summary does not address aspects of U.S. taxation other than U.S. federal income taxation, nor does it address any aspects of state, local or foreign tax law.

          This summary does not address the U.S. federal income tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement) including, without limitation, the following: (i) the exercise of any Metallica Option, Metallica Warrant or other right to acquire Metallica Common Shares (or, post-transaction, New Gold Common Shares); or (ii) the receipt of New Gold Options and Warrants by a holder of Metallica Options and Warrants.

          This summary of the anticipated material U.S. federal income tax consequences arising from and relating to the Arrangement and the ownership and disposition of New Gold Common Shares is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement or the ownership and disposition of New Gold Common Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder of the Arrangement and the ownership and disposition of New Gold Common Shares received pursuant to the Arrangement. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Moreover, state, local and foreign tax considerations are not addressed in this summary. U.S. Holders should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of New Gold Common Shares received pursuant to the Arrangement.

          This discussion is based on the Code, existing, temporary and currently proposed regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. Neither Metallica nor New Gold has requested any ruling from the United States Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in this summary. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

          The conclusions in this discussion are based on representations contained in representation letters provided by Metallica and New Gold, all of which must continue to be true and accurate in all respects as of the effective time of the transaction, and on certain customary factual assumptions. In addition, this discussion assumes that the Amalgamation will be completed according to the terms of the Business Combination Agreement and Plan of Arrangement.

EACH U.S. HOLDER IS URGED TO CONSULT WITH ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE ARRANGEMENT, AND THE CONSEQUENT OWNERSHIP OF NEW GOLD COMMON SHARES, NEW GOLD OPTIONS, AND NEW GOLD WARRANTS INCLUDING THE EFFECTS OF FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS.

TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE IRS UNDER TREASURY CIRCULAR 230, WE INFORM YOU THAT (1) ANY DISCUSSION OF U.S. FEDERAL INCOME TAX ISSUES CONTAINED IN THIS INFORMATION CIRCULAR (INCLUDING ANY ATTACHMENTS), UNLESS OTHERWISE SPECIFICALLY STATED, WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE, (2) SUCH DISCUSSION WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE ARRANGEMENT OR MATTERS ADDRESSED BY THIS INFORMATION CIRCULAR AND (3) EACH U.S. HOLDER SHOULD SEEK ADVICE BASED UPON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Assumptions Regarding Metallica

          This summary is based upon certain understandings and assumptions with respect to the business, assets and shareholders of Metallica, including that Metallica (i) is not, has not at any time been and will not be immediately prior to the Arrangement a “controlled foreign corporation” as defined in Section 957(a) of the Code and (ii) is not with respect to its current taxable year a “passive foreign investment company” under Section 1297 of the Code (“PFIC”). In the event that one or more of such understandings or assumptions proves to be inaccurate, the following summary may not apply and material adverse U.S. federal income tax consequences may result to U.S. Holders.

Treaty Application to Certain Persons

          U.S. Holders who do not maintain a substantial presence, permanent home or habitual abode in the U.S. or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada) may be unable to benefit from the provisions of the Canada-U.S. Tax Convention. These U.S. Holders should consult their own tax advisors concerning the availability of benefits under the Canada-U.S. Tax Convention.

Amalgamation of Metallica and New Gold Subco

          The Arrangement is primarily comprised of: (i) an exchange of Metallica Common Shares for New Gold Common Shares and Canadian currency (the “Exchange”); and (ii) an amalgamation of Metallica and New Gold Subco (in which New Gold Subco will merge with and into Metallica) (the “Amalgamation”).This summary assumes that the Amalgamation will be treated for U.S. federal income tax purposes as if the assets and liabilities of New Gold Subco were transferred to Metallica as a matter of law and that New Gold Subco ceased its separate legal existence, as specified in the Plan of Arrangement. Although there are no authorities addressing facts identical to the Arrangement and therefore the matter is not free from doubt, the Exchange and the Amalgamation pursuant to the Arrangement should be treated as a single integrated transaction for United States federal income tax purposes. If the Exchange and the Amalgamation are treated as a single integrated transaction for U.S. federal income tax purposes, although the matter is also not free from doubt, the Arrangement should qualify as a reorganization within the meaning of Section 368(a) of the Code (a “Reorganization”).

          Since the Amalgamation will be effected pursuant to applicable provisions of the Canada Business Corporations Act that are not identical to analogous provisions of the U.S. corporate law, and there are no authorities which consider whether an amalgamation pursuant to court order is treated as a statutory merger within the meaning of Section 368(a) of the Code, there can be no assurance that the IRS or a U.S. court would not take a contrary view of the Exchange and the Amalgamation. No ruling from the IRS concerning the U.S. federal income tax consequences of the Arrangement has been obtained and none will be requested. Thus, there can be no assurance that the IRS will not challenge the treatment of the Exchange and the Amalgamation as a single integrated transaction or the qualification of the Arrangement as a Reorganization or that, if challenged, a U.S. court would not agree with the IRS. If the Exchange were viewed as independent of the Amalgamation for U.S. federal income tax purposes, the Exchange would generally be treated as a taxable transaction to U.S. Holders, unless the exchange of Metallica Common Shares and Peak Common Shares pursuant to the Business Combination Agreement qualifies as a Section 351 transaction. The exchange of Metallica Common Shares and Peak Common Shares pursuant to the Business Combination Agreement may constitute a Section 351 transaction only if the Metallica Shareholders and Peak Shareholders own, immediately after the Transaction, at least 80% of the New Gold Common Shares. Subject to certain assumptions and qualifications, it is anticipated that this stock ownership requirement will be met, although there can be no assurance that it will be met.

Tax Consequences to U.S. Holders if Arrangement Qualifies as a Reorganization

          If the Arrangement qualifies as a Reorganization, then, subject to the assumptions, limitations and qualifications referred to herein, the Arrangement will result in the following U.S. federal income tax consequences to U.S. Holders of Metallica Common Shares, assuming that Metallica is not and has not been a PFIC at any time during each U.S. Holder’s holding period for the Metallica Common Shares:

•
a U.S. Holder of Metallica Common Shares who exchanges Metallica Common Shares for New Gold Common Shares and Canadian currency will recognize gain (but not loss) to the extent of the lesser of (1) the excess of the fair market value of the New Gold Common Shares and the U.S. dollar value of the Canadian currency on the date of receipt over the adjusted tax basis of the Metallica Common Shares surrendered, or (2) the U.S. dollar value of the Canadian currency on the date of receipt;

•
the aggregate tax basis of New Gold Common Shares received by a U.S. Holder in the Arrangement will be equal to the aggregate tax basis of Metallica Common Shares surrendered in exchange therefor, increased by the amount of gain recognized and decreased by the U.S. dollar value of the Canadian currency on the date of receipt; and

•	the holding period of New Gold Common Shares received by a U.S. Holder will include the holding period of the Metallica Common Shares surrendered in exchange therefor.

Certain 5% Shareholders

          Notwithstanding the foregoing, U.S. Holders of Metallica Common Shares that will own 5% or more of the vote and value of New Gold immediately following the exchange of Metallica Common Shares for New Gold Common Shares and Canadian currency must enter into a five-year gain recognition agreement under section 367(a) of the Code with respect to the transferred Metallica Common Shares in order to qualify for non-recognition of gain or loss as described above. Special attribution rules apply for purposes of determining whether a U.S. Holder owns 5% or more of the vote and value of New Gold immediately following the exchange. If such U.S. Holder does not enter into a five-year gain recognition agreement, it is likely that such U.S. Holder will recognize gain or loss as a result of the exchange. U.S. Holders that may own 5% or more of the vote and value of New Gold immediately following the exchange should consult a tax advisor regarding how a five-year gain recognition agreement may affect their tax situation.

Information Reporting

          If the Arrangement qualifies as a Reorganization, U.S. Holders that exchange Metallica Common Shares for New Gold Common Shares pursuant to the Arrangement and that are “significant holders” (defined as taxpayers that hold five percent or more of a public company) of Metallica are required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs and all such U.S. Holders must retain certain records related to the Arrangement. Each U.S. Holder should consult its own tax advisor regarding its information reporting and record retention responsibilities in connection with the Arrangement.

Consequences of Failure of the Arrangement to Qualify as a Reorganization

          Subject to the “passive foreign investment company” or “PFIC” rules discussed below, if the Arrangement fails to qualify as a Reorganization (or, together with the exchange of Peak Common Shares, as a Section 351 transaction), the Arrangement would constitute a taxable disposition of Metallica Common Shares by U.S. Holders and would result in the following U.S. federal income tax consequences:

•
a U.S. Holder of Metallica Common Shares would recognize gain or loss equal to the difference between (i) the sum of fair market value of New Gold Common Shares and the U.S. dollar value of the Canadian currency received by such U.S. Holder and (ii) the U.S. Holder’s adjusted tax basis in the Metallica Common Shares surrendered in the Arrangement;

•
the aggregate tax basis of New Gold Common Shares received by a U.S. Holder of Metallica Common Shares in the Arrangement would be equal to the aggregate fair market value of New Gold Common Shares at the time of receipt; and

•	the holding period of New Gold Common Shares received by a U.S. Holder in the Arrangement would begin on the day after receipt.

          Any gain or loss so recognized generally will be capital gain or loss if the Metallica Common Shares were held as capital assets at the time of the Arrangement and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Metallica Common Shares is more than one year at the time of the Arrangement. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations.

Dissenting U.S. Holders

          A U.S. Holder who exercises the Dissent Rights from the Arrangement will recognize gain or loss on the exchange of such holder’s Metallica Common Shares for cash in an amount equal to the difference between (a) the U.S. dollar value on the date of receipt of the Canadian currency received and (b) such holder’s adjusted tax basis in its Metallica Common Shares (other than amounts, if any, which are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income). Subject to the PFIC rules discussed below, such gain or loss generally will be capital gain or loss if the Metallica Common Shares were held as capital assets at the time of the Arrangement and will be long-term capital gain or loss if the U.S. Holder’s holding period for such shares is more than one year. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

Foreign Currency

          The fair market value of any Canadian currency received by a U.S. Holder in the Arrangement generally will be based on the rate of exchange on the date of receipt. A subsequent disposition of any Canadian currency received (including an exchange for U.S. currency) generally will give rise to ordinary gain or loss.

Ownership of New Gold Common Shares

          The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder arising from and relating to the ownership and disposition of New Gold Common Shares.

Distributions on New Gold Common Shares

          Subject to the “passive foreign investment company” or “PFIC” rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the New Gold Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of New Gold, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of New Gold, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the New Gold Common Shares and thereafter as gain from the sale or exchange of such New Gold Common Shares. (See “Disposition of New Gold Common Shares” below.) Dividends received on the New Gold Common Shares generally will not be eligible for the “dividends received deduction.”

Reduced Tax Rates for Certain Dividends

          For taxable years beginning before January 1, 2011, a dividend paid by New Gold generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) New Gold is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on New Gold Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.

          New Gold generally will be a “qualified foreign corporation” (a “QFC”) if New Gold is eligible for the benefits of the Canada-U.S. Tax Convention or, if not, the New Gold Common Shares are readily tradable on an established securities market in the U.S. However, even if New Gold satisfies one or more of such requirements, New Gold will not be treated as a QFC if New Gold is a PFIC for the taxable year during which New Gold pays a dividend or for the preceding taxable year, or if it is otherwise a PFIC as to the shareholder receiving the distribution.

          As discussed below, it is not anticipated that New Gold will be a PFIC beginning with its taxable year that includes the Effective Date or any future taxable year. (See “ — Passive Foreign Investment Company Rules” below), although it may have been a PFIC in previous taxable years. However, there can be no assurance that the IRS will not challenge the determination made by New Gold concerning its “passive foreign investment company” status or that New Gold will not be a “passive foreign investment company” for the current taxable year or any subsequent taxable year.

          If New Gold is not a QFC, a dividend paid by New Gold to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Distributions Paid in Foreign Currency

          The amount of a distribution received on the New Gold Common Shares in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Disposition of New Gold Common Shares

          A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of New Gold Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in the New Gold Common Shares sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the New Gold Common Shares are held for more than one year.

          Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credits

          A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on the New Gold Common Shares will generally be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year.

          Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income” and “general limitation income.”). Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of New Gold Common Shares generally will be treated as “U.S. source” for purposes of applying the foreign tax credit rules. Dividends received on the New Gold Common Shares generally will be treated as “foreign source” and generally will be categorized as “passive income.” Income or loss on the sale or other taxable disposition of foreign currency will be  U.S. source. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Passive Foreign Investment Company (“PFIC”) Rules

          The foregoing discussion assumes that New Gold will not be a PFIC for any taxable year including or beginning after the Effective Date, and that Metallica was not a PFIC for any taxable year during which a U.S. Holder held Metallica Common Shares.

          A non-U.S. corporation is classified as a PFIC for each taxable year in which (a) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (b) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. In addition, if a corporation is classified as a PFIC for any taxable year during which a U.S. Holder has held shares of such corporation, such corporation may continue to be classified as a PFIC for any subsequent taxable year in which the U.S. Holder continues to hold the shares even if the corporation’s income and costs are no longer passive in nature in that subsequent taxable year. For purposes of the PFIC provisions, passive income generally includes dividends, interest, royalties, rents, and certain gains from commodities or securities transactions. In determining whether or not it is classified as a PFIC, a non-U.S. corporation may disregard dividends received from corporations in which it owns, directly or indirectly, at least a 25% interest and take into account its pro rata portion of the income and assets of each such corporation.

          The impact of the PFIC rules on a U.S. Holder will depend on whether the U.S. Holder has made a timely and effective election to treat the foreign corporation as a “qualified electing fund” under Section 1295 of the Code for the tax year that is the first year in the U.S. Holder’s holding period of his shares during which such corporation was a PFIC (a “QEF Election”). A U.S. Holder’s ability to make a QEF election with respect to a PFIC is contingent upon, among other things, the provision by the PFIC of a “PFIC Annual Information Statement” to such U.S. Holder. A U.S. Holder of a PFIC who made such a QEF Election may hereinafter be referred to as an “Electing Shareholder” and a U.S. Holder of a PFIC who did not make a QEF Election may hereinafter be referred to as a “Non-Electing Shareholder.”

          If a U.S. Holder has not made a timely and effective QEF Election with respect to the first year in the U.S. Holder’s holding period in which the Company is a PFIC, such U.S. Holder generally may qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF Election and a “deemed sale election” to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its stock for fair market value on the “qualification date.” The qualification date is the first day of the foreign corporation’s tax year in which such foreign corporation was a “qualified electing fund” with respect to such U.S. Holder. The deemed sale election can only be made if such U.S. Holder held the foreign corporation’s shares on the qualification date. By timely making such QEF and deemed sale elections, the U.S. Holder will be deemed to have made a timely QEF Election.

Consequences if Metallica is Classified as a PFIC

          A U.S. Holder of Metallica Common Shares would generally be subject to special, adverse tax rules with respect to the Arrangement if Metallica was classified as a PFIC for any taxable year during which a U.S. Holder holds or held Metallica Common Shares.

          Metallica believes that it is not a PFIC for its current taxable year but likely was a PFIC in certain past taxable years. PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, there can be no assurance that Metallica will not be a PFIC in its current taxable year.

          If Metallica is classified as a PFIC for any taxable year during which a U.S. Holder holds Metallica Common Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability (unless the U.S. Holder is an Electing Shareholder, as described above). Under the PFIC rules:

•
any gain on the sale, exchange, or other disposition of Metallica Common Shares and any “excess distribution” (defined as an annual distribution that is more than 25% in excess of the average annual distribution over the past three years) will be allocated ratably over such U.S. Holder’s holding period for the Metallica Common Shares;

•	the amount allocated to the current taxable year and any year prior to the first year in which Metallica was classified as a PFIC will be taxed as ordinary income in the current year;

•	the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•
an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years, which interest charge is not deductible by non-corporate U.S. Holders.

          If Metallica is classified as a PFIC for any taxable year during which a U.S. Holder holds Metallica Common Shares, a Non-Electing Shareholder may be subject to gain recognition even if the arrangement constitutes a Reorganization or a Section 351 transaction. Under Section 1291(f), transfers of stock in a PFIC in a nonrecognition transaction, such as a reorganization under Section 368(a), result in gain recognition to the extent provided in regulations. Under Proposed Treasury Regulations, a Non-Electing Shareholder does not recognize gain in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC so long as such Non-Electing Shareholder receives in exchange stock of another corporation that qualifies as a PFIC for its taxable year that includes the day after the transfer. However, a Non-Electing Shareholder does recognize gain (but not loss) in a reorganization where the Non-Electing Shareholder transfers stock in a PFIC and receives in exchange stock of another corporation that does not qualify as a PFIC for its taxable year that includes the day after the transfer. As discussed below, it is expected that New Gold will not be a PFIC for its taxable year that includes the day after the Effective Date. If New Gold is not a PFIC for its taxable year that includes the day after the Effective Date, and the Proposed Treasury Regulations were finalized and made applicable to the Arrangement, a Non-Electing Shareholder would recognize gain (but not loss) with respect to the Arrangement, regardless of whether the Arrangement qualifies as a Reorganization. The amount of any such gain recognized by a Non-Electing Shareholder on the Reorganization would be equal to the difference between (i) the sum of fair market value of New Gold Common

Shares and the U.S. dollar value of the Canadian currency received by such U.S. Holder and (ii) the U.S. Holder’s adjusted tax basis in the Metallica Common Shares surrendered in the Arrangement. The gain would be allocated pro rata over a Non-Electing Shareholder’s holding period under the rules for “excess distributions” described above. The Proposed Regulations state that they are to be effective for transactions occurring on or after April 11, 1992. If the Proposed Regulations are adopted in their current form, the tax consequences to a Non-Electing Shareholder should be as set forth in this paragraph. However, because the Proposed Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that taxpayers may apply reasonable interpretations of Code provisions applicable to PFICs and that it considers the rules set forth in the Proposed Treasury Regulations to be reasonable interpretations of those Code provisions.

          A U.S. Holder who is an Electing Shareholder or who has made a “mark-to-market” election under Section 1296 of the Code generally may not be subject to certain adverse aspects of the PFIC rules described above.

          U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules, the QEF rules or any mark-to-market or other election.

Treatment of New Gold as a PFIC

          Whether New Gold will be considered a PFIC for its current taxable year, or for any subsequent taxable year, will depend on the assets and income of New Gold over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Information Circular. Accordingly, there can be no assurance that New Gold will not be considered a PFIC for the taxable year that includes the day after the Effective Date or for any subsequent taxable year. It is expected that New Gold will not meet the definition of a PFIC for its taxable year that includes the Effective Date or any future taxable year. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, there can be no assurance that New Gold will not become a PFIC for any taxable year during which U.S. Holders hold New Gold Common Shares.

          Holders should be aware that, in the event that New Gold becomes a PFIC, there can be no assurance that New Gold will supply U.S. Holders with the information and statements that such U.S. Holders require in order to make a QEF election under Section 1295 of the Code. Accordingly, each U.S. Holder should consult its own tax advisor regarding the potential PFIC status of New Gold and how the PFIC rules (including elections available thereunder) would affect the federal income tax consequences of the ownership and disposition of New Gold Common Shares.

Backup Withholding Tax and Information Reporting Requirements

          Unless the U.S. Holder is a corporation or other exempt recipient, payments to certain U.S. Holders of dividends made on New Gold Common Shares, or the proceeds of the sale or other disposition of the Metallica Common Shares or the New Gold Common Shares that are made within the United States or through certain United States related financial intermediaries may be subject to information reporting and U.S. federal backup withholding tax at the rate of twenty-eight percent (28%) (subject to periodic adjustment) if the U.S. Holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against the U.S. Holder’s U.S. federal income tax, provided that the required information is furnished to the IRS.

RISK FACTORS

          Metallica Shareholders should carefully consider the following risk factors in evaluating whether to approve the Special Resolution. These risk factors should be considered in conjunction with the other information included in this Circular and the Joint Disclosure Booklet. Additional risks and uncertainties, including those currently unknown to or considered immaterial by Metallica, may also adversely affect the business of the Combined Company. In particular, the Transaction and the operations of the Combined Company are subject to certain risks, including the following:

Risk Factors Relating to the Transaction

The Business Combination Agreement may be terminated by any of the Parties in certain circumstances, in which case the market price for Metallica Common Shares may be adversely affected.

          Each of Metallica, New Gold and Peak has the right to terminate the Business Combination Agreement in certain circumstances. Accordingly, there is no certainty, nor can Metallica provide any assurance, that the Business Combination Agreement will not be terminated by any of the Parties before the completion of the Transaction. For example, New Gold and Peak each have the right, in certain circumstances, to terminate the Business Combination Agreement if changes occur that, in the aggregate, have a Material Adverse Effect on Metallica. Although a Material Adverse Effect excludes certain events that are beyond the control of Peak, New Gold or Metallica (such as general changes in the global economy or changes that affect the worldwide mining industry generally and which do not have a materially disproportionate effect on Peak, New Gold or Metallica), there is no assurance that a change having a Material Adverse Effect on Metallica will not occur before the Effective Date, in which case New Gold and Peak could elect to terminate the Business Combination Agreement and the Transaction would not proceed. Certain costs related to the Transaction, such as legal, accounting and certain financial advisor fees, must be paid by Metallica even if the Transaction is not completed. In addition, if the Transaction is not completed, Metallica may be required to pay New Gold and Peak the applicable Termination Fee in the aggregate amount of $22 million.

          In addition, the completion of the Transaction is subject to a number of conditions precedent, certain of which are outside the control of any of the Parties, including Metallica Shareholders approving the Arrangement, Peak Shareholders approving the BC Arrangement and required regulatory approvals being obtained by New Gold. There is no certainty, nor can Metallica provide any assurance, that these conditions will be satisfied. If for any reason the Transaction is not completed, the market price of the Metallica Common Shares may be adversely affected. The Termination Fee could adversely affect Metallica’s financial condition. Moreover, if the Business Combination Agreement is terminated, there is no assurance that the Metallica Board will be able to find a party willing to pay an equivalent or a more attractive price for the Metallica Common Shares than the price to be paid pursuant to the terms of the Business Combination Agreement.

          In addition, Metallica employees may experience uncertainty about their future roles with New Gold until New Gold’s strategies with respect to Metallica are announced and executed. This may adversely affect Metallica’s ability to attract or to retain key management and personnel.

          Under the Arrangement, Metallica Shareholders will receive New Gold Common Shares based on a fixed exchange ratio that will not be adjusted to reflect market fluctuations. Consequently, New Gold Common Shares received by Metallica Shareholders under the Arrangement may have a lower market value than expected.

          Pursuant to the provisions of the Plan of Arrangement, each Metallica Common Share will be exchanged for 0.9 of a New Gold Common Share and $0.0001 in cash. The Share Consideration is fixed and it will not increase or decrease due to fluctuations in the market price either of the New Gold Common Shares or the Metallica Common Shares. The market value of the consideration that Metallica Shareholders will receive pursuant to the Arrangement will partly depend on the market price of the New Gold Common Shares on the Effective Date. If the market price of the New Gold Common Shares increases or decreases, the market value of the New Gold Common Shares that Metallica Shareholders receive will correspondingly increase or decrease. Because the date that the Arrangement is completed may be later than the date of the Meeting, the price of the New Gold Common Shares on the Effective Date may be higher or lower than the price on the date of the Meeting. In addition, the number of New Gold Common Shares being issued in connection with the Arrangement will not change despite decreases or increases in the market price of Metallica Common Shares. Many of the factors that affect the market price of the New Gold Common Shares and the Metallica Common Shares are beyond the control of New Gold and Metallica, respectively. These factors include fluctuations in commodity prices, most importantly gold and copper, fluctuations in currency exchange rates, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations.

The closing of the Transaction is conditional upon, among other things, the receipt of consents and approvals from governmental bodies that could delay completion of the Transaction or impose conditions on the companies that could adversely affect the business or financial condition of the Combined Company.

          Completion of the Transaction is conditional upon receiving certain regulatory approvals, and the expiration or termination of applicable waiting periods under Mexican competition legislation. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the regulatory approvals could adversely affect the business, financial condition or results of operations of the Combined Company.

          Certain jurisdictions may claim jurisdiction under their competition or antitrust laws in respect of acquisitions or mergers that may potentially affect their domestic marketplace. Although Metallica does not currently anticipate that there will be any investigation or proceeding in any jurisdiction that would have a material impact on the completion of the Transaction or the operations of the Combined Company, there is no assurance that such investigation or proceeding, whether by governmental authority or private party, will not be initiated nor, if initiated, will not materially adversely affect the completion of the Transaction or the operations of the Combined Company.

The exchange of Metallica Common Shares pursuant to the Arrangement may be a taxable transaction for U.S. shareholders.

          Although Metallica believes that the exchange of Metallica Common Shares for New Gold Common Shares plus Canadian currency and the subsequent Amalgamation should be treated as a single, integrated transaction for United States federal income tax purposes qualifying as a reorganization under Section 368(a) of the Code, there is limited authority on the issue and thus substantial uncertainty with respect to such tax treatment. If the exchange of Metallica Common Shares for New Gold Common Shares plus cash were viewed as independent of the subsequent Amalgamation, reorganization treatment would not apply, and the exchange would be a fully taxable transaction for United States federal income tax purposes (unless the Transaction qualified as a Section 351 Transaction). In that case, a United States shareholder would recognize gain or loss in an amount equal to the difference between (a) the fair market value of the New Gold Common Shares and the United States dollar value of the Canadian currency on the date of receipt and (b) such United States shareholder’s adjusted tax basis in the Metallica Common Shares surrendered. No opinion of legal counsel and no ruling from the IRS concerning the United States federal income tax consequences of the Arrangement have been obtained by Metallica, and none will be requested by Metallica. There is no assurance that the IRS will not challenge the treatment of the exchange and the Amalgamation as a single, integrated transaction qualifying as a reorganization, or that a United States court will not sustain such a challenge. United States shareholders should carefully review the discussion under “United States Federal Income Tax Considerations” for a more complete discussion of the possible United States federal income tax consequences of the exchange.

Potential payments to Metallica Shareholders who exercise Dissent Rights could have an adverse effect on the Combined Company’s financial condition.

          Metallica Shareholders have the right to exercise Dissent Rights and demand payment of the fair value of their Metallica Common Shares in cash. If Dissent Rights are exercised in respect of a significant number of Metallica Common Shares, a substantial cash payment may be required to be made to such Metallica Shareholders that could have an adverse effect on the Combined Company’s financial condition and cash resources.

The issue of New Gold Common Shares under the Arrangement and the BC Arrangement and their subsequent sale may cause the market price of New Gold Common Shares to decline.

          As of May 9, 2008, 36,970,717 New Gold Common Shares were outstanding. New Gold currently expects that in connection with the Arrangement and the BC Arrangement it will issue approximately 174,187,298 New Gold Common Shares (calculated based on the issued and outstanding Metallica Common Shares and Peak Common Shares as of May 9, 2008). The issue of these new New Gold Common Shares and their sale and the sale of additional New Gold Common Shares that may become eligible for sale in the public market from time to time could depress the market price for New Gold Common Shares.

Risk Factors Relating to Metallica

          Whether or not the Transaction is completed, Metallica will continue to face many risk factors that it currently faces with respect to its business and affairs. Certain of these risk factors are described in the Metallica AIF under the section entitled “Description of the Business — Risk Factors” and in other documents incorporated by reference in the Joint Disclosure Booklet.

Risk Factors Relating to Peak

          As a result of the acquisition of New Gold Common Shares in connection with the Transaction, Metallica Shareholders should be aware of the risk factors Peak currently faces with respect to its business and operations. Certain of these risk factors are described in the Peak Annual Report under the section entitled “Item 3 Key Information — Risk Factors” and in other documents incorporated by reference in the Joint Disclosure Booklet.

Risk Factors Relating to New Gold

          As a result of the acquisition of New Gold Common Shares in connection with the Transaction, Metallica Shareholders should be aware of the risk factors New Gold currently faces with respect to its business and operations. Certain of these risk factors are described in the New Gold AIF under the section entitled “Narrative Description of the Business — Risk Factors” and in other documents incorporated by reference in the Joint Disclosure Booklet.

Risk Factors Relating to the Operations of the Combined Company

The Combined Company may not realize the benefits currently anticipated due to challenges associated with integrating the operations, technologies and personnel of Metallica, New Gold and Peak.

          The success of the Combined Company will depend in large part on the success of management of the Combined Company in integrating the operations, technologies and personnel of Metallica and Peak with those of New Gold after the Effective Date. The failure of the Combined Company to achieve such integration could result in the failure of the Combined Company to realize any of the anticipated benefits of the Transaction and could impair the results of operations, profitability and financial results of the Combined Company.

          In addition, the overall integration of the operations, technologies and personnel of Metallica and Peak into the Combined Company may result in unanticipated operational problems, expenses, liabilities and diversion of management’s attention.

The Combined Company may not realize the benefits of its growth projects.

          As part of its strategy, the Combined Company will continue existing efforts and initiate new efforts to develop new mineral projects and will have a larger number of such projects as a result of the Transaction. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical, and technological risks, uncertainties relating to capital and other costs, and financing risks. The failure to develop one or more of these initiatives successfully could have an adverse effect on the Combined Company’s financial position and results of operations.

The Combined Company may not meet key production and cost estimates.

          A decrease in the amount of, or a change in the timing of the production outlook for, or in the prices realized for, metals of the Combined Company, particularly in relation to the production of gold, silver and copper will directly affect the amount and timing of the Combined Company’s cash flow from operations. The actual effect of such a decrease on the Combined Company’s cash flow from operations would depend on the timing of any changes in production and on actual prices and costs. Any change in the timing of these projected cash flows that would occur due to production shortfalls or labour disruptions would, in turn, result in delays in receipt of such cash flows and in using such cash to reduce debt levels, and may require additional borrowings to fund capital expenditures, including capital for the Combined Company’s development projects, in the future. Any such financing requirements could adversely affect the Combined Company’s ability to access capital markets in the future to meet any external financing requirements or increase its debt financing costs. In addition, a number of these and other developments or events, including changes in product mix, demand for the Combined Company’s products, and production disruptions, could make historic trends in cash flows of each of Metallica, New Gold and Peak lose their predictive value.

          The level of production and capital and operating cost estimates relating to development projects, which are used in establishing ore reserve estimates for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainty. It is very likely that actual results for the Combined Company’s projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favourable than currently estimated, the Combined Company’s business, results of operations, financial condition and liquidity could be materially adversely affected.

The Combined Company will face permitting risks relating to its expanded portfolio of development projects.

          On the Effective Date, the Combined Company will still need to obtain certain permits and approvals to enable it to proceed with the construction of the mine, processing plant and related infrastructure required for each of its development projects. The development projects are at different stages of development, and Metallica is not currently in a position to predict with certainty when all required permits and approvals would be in place to allow for the Combined Company to move forward with certain of its development projects.

The Combined Company will be subject to significant capital requirements associated with its expanded operations and its expanded portfolio of development projects.

          The Combined Company must generate sufficient internal cash flow or be able to utilize available financing sources to finance its growth and sustain capital requirements. If the Combined Company does not realize satisfactory prices for gold, silver, copper and other metals that it will produce, it could be required to raise significant additional capital through equity financings in the capital markets or to incur significant borrowings through debt financings to meet its capital requirements. If these financings are required, the Combined Company’s cost of raising capital in the future may be adversely affected. In addition, if the Combined Company is required to make significant interest and principal payments resulting from a debt financing, the Combined Company’s financial condition and ability to raise additional funds may be adversely impacted. Any significant delay in completing its development projects or in achieving commercial production from them on a consistent basis or the incurring of capital costs that are significantly higher than estimated, could have a significant adverse effect on the Combined Company’s results of operations, cash flow from operations and financial condition.

The Combined Company will be subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and will be exposed to potentially significant environmental costs and liabilities.

          Each of the Parties are subject to a broad range of environmental laws and regulations in each jurisdiction in which they operate. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities. Each of Metallica and Peak have established reserves for environmental remediation activities and liabilities. However, environmental matters cannot be predicted with certainty, and these amounts may not be adequate.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

          No informed person of Metallica, or any associate or affiliate of any informed person, has had any material interest in any transaction, or proposed transaction, which has materially affected or would materially affect Metallica or any of its subsidiaries in the most recently completed financial year of Metallica.

AVAILABLE INFORMATION

          Metallica, New Gold and Peak file reports and other information with Canadian provincial securities commissions. These reports and information are available to the public free of charge on SEDAR at www.sedar.com. Metallica Shareholders may contact Metallica at its head office, at the following address, to request copies of Metallica’s financial statements and management discussion and analysis for its most recently completed financial year ended December 31, 2007: 36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5, Toll Free: 1-888-933-0313. Financial information of Metallica is provided in the comparative financial statements and management discussion and analysis for its most recently completed financial year ended December 31, 2007.

          Metallica and New Gold are subject to the reporting requirements of the U.S. Exchange Act, and in accordance therewith file periodic reports and other information with the SEC. Reports and other information filed by Metallica and New Gold with the SEC may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the SEC’s Public Reference Room located at 100 F. Street NE, Washington, D.C. 20549 and are available for viewing at the SEC website at www.sec.gov. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities or visit the SEC’s website at www.sec.gov.

LEGAL MATTERS

          Certain legal matters relating to the Transaction and to the New Gold Common Shares to be distributed pursuant to the Transaction will be reviewed on behalf of Metallica by Stikeman Elliott LLP. As of the date hereof, the partners and associates of Stikeman Elliott LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the issued Metallica Common Shares.

APPROVAL OF THE BOARD OF DIRECTORS

          The contents and the sending of the Notice of Meeting and this Circular to the Metallica Shareholders have been approved by the Metallica Board.

DATED this 16th day of May, 2008
BY ORDER OF THE BOARD OF DIRECTORS

Richard J. Hall
President and Chief Executive Officer

GLOSSARY OF TERMS

          In this Circular words importing the singular number include the plural and vice versa. The following capitalized words and terms shall have the following meanings: “

Acquisition Proposal” means, in respect of Metallica or any Material Metallica Subsidiary, any bona fide inquiry or proposal (written or oral) made by a third party regarding any merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of all or substantially all of its respective assets, or sale or other disposition of any of the Metallica properties identified in the Business Combination, any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities or any type of similar transaction which would, or could, in any case, constitute a de facto acquisition or change of control of Metallica or any Material Metallica Subsidiary or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of Metallica or any Material Metallica Subsidiary;

“Amapari Mine” means Peak’s 100% interest in the Amapari gold mine located in Brazil;

“AMEX” means the American Stock Exchange;

 “Annual Report” means Metallica’s annual report on form 20-F dated March 28, 2008 for the financial year ended December 31, 2007 which is incorporated by reference in the Joint Disclosure Booklet;

 “ARC” means an advance ruling certificate issued by the Commissioner;

“Arrangement” means the arrangement under the provisions of Section 192 of the CBCA on the terms set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Business Combination Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Articles of Arrangement” means the articles of arrangement giving effect to the Arrangement, to be filed pursuant to the CBCA;

“Audit Committee” means the audit committee of the Metallica Board”;

“BC Arrangement” means an arrangement pursuant to which all of the common shares of Peak will be acquired by New Gold and Peak will also become a wholly-owned subsidiary of New Gold;

“BCBCA” means the Business Corporations Act (British Columbia) as now in effect as it may be amended, superseded or replaced from time to time;

“Board” means the Metallica Board;

“Business Combination Agreement” means the Business Combination dated as of May 9, 2008 between Metallica, New Gold and Peak and any amendment thereto or amendment and restatement thereof;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

“Canaccord” means Canaccord Capital Corporation;

 “Canadian Securities Acts” means the securities acts or the equivalent securities legislation of each province and territory of Canada, as amended;

“Canadian Securities Authorities” means the securities commissions or other similar regulatory authorities in each of the provinces and territories of Canada;

 “CBCA” means the Canada Business Corporations Act, as amended;

“Cerro San Pedro Mine” means Metallica’s 100% interest in the Cerro San Pedro Mine located in Mexico;

 “Circular” means this management proxy circular, including the Notice of Meeting, the Joint Disclosure Booklet and all appendices hereto and all documents incorporated by reference herein, and all amendments hereof;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Combined Company” means New Gold after completion of the Transaction;

“Compensation Committee” means the compensation committee of the Metallica Board;

 “Commissioner” means either the Commissioner of Competition appointed under the Competition Act or any person duly authorized to exercise the powers and perform the duties of the Commissioner of Competition

“Competition Tribunal” has the meaning ascribed thereto in the Competition Act;

“Competition Act” means the Competition Act (Canada), as amended;

“Converted Peak Options” means the options to purchase New Gold Common Shares to be issued in exchange for Peak Options pursuant to the BC Plan;

“Court” means the Supreme Court of British Columbia;

“Demand for Payment” has the meaning ascribed to it under the heading “The Arrangement — Dissenting Holders’ Rights” in this Circular;

“Depositary” means Computershare Investor Services Inc.;

“Director” means the Director appointed under Section 260 of the CBCA;

“Dissent Notice” means the written objection of a Registered Shareholder to the Special Resolution, submitted to Metallica in accordance with the Dissent Procedures;

“Dissent Procedures” means the dissent procedures, as described under the heading “The Arrangement — Dissenting Holders’ Rights” in this Circular;

“Dissent Rights” has the meaning ascribed to it under the heading “The Arrangement — Dissenting Holders’ Rights” in this Circular;

“Dissenting Metallica Common Shares” has the meaning ascribed to it under the heading “The Arrangement — Dissenting Holders’ Rights” in this Circular;

“Dissenting Holder” means a registered holder of Metallica Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights;

“Effective Date” means the date shown on the Certificate of Arrangement to be issued under the CBCA giving effect to the Arrangement, which date shall be determined in accordance with the Business Combination Agreement;

“Effective Time” means the first moment of time (Toronto time) on the Effective Date;

“Eligible Holder” means a beneficial holder of Metallica Common Shares immediately prior to the Effective Time, who either: (i) is a resident of Canada for purposes of the ITA (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the ITA (other than a Tax Exempt Person) or (ii) is not, and is not deemed to be, a resident of Canada for purposes of the ITA and whose Metallica Common Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the ITA;

“El Morro Project” means the Metallica El Morro copper-gold project located in north-central Chile;

“Employment Agreements” means agreements governing terms of employment with the Named Executive Officers;

“Expropriation Event” means any nationalization of any assets, or threats to nationalize assets, or any change or proposed change in law which may result in a restriction on foreign ownership of assets or which may restrict sales of gold, copper or silver or export of gold, silver or copper from a country;

“Fairness Opinion” means the opinion dated May 9, 2008 prepared by Canaccord in connection with the Transaction, as described under “The Arrangement — Fairness Opinion of Canaccord Capital Corporation” in this Circular and attached as Schedule “C” hereto;

“Final Order” means the final order to be made by the Court approving the Arrangement, as such order may be amended at any time before the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or amended on appeal;

“GMP” means GMP Securities L.P.;

“Governmental Entity” means any applicable (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) subdivision, agency, commission, board or authority of any of the foregoing, or (iii) quasi-governmental or private body (including any stock exchange or Securities Authority) exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means the interim order of the Court dated May 15, 2008, providing for, among other things, the calling of the Meeting, attached as Schedule “D” hereto;

“Intermediary” includes a broker, investment dealer, bank, trust company, nominee or other intermediary;

“IRS” means the United States Internal Revenue Service;

“ITA” means the Income Tax Act ( Canada), as amended;

“Joint Disclosure Booklet” means the joint disclosure booklet accompanying and forming part of this Circular which includes additional information regarding each of the Parties;

“Kingsdale” means Kingsdale Shareholder Services Inc.;

“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

“Material Adverse Change” means, in respect of New Gold or Metallica, any one or more changes, events or occurrences including, without limitation, an Expropriation Event in a jurisdiction in which it carries on business, and “Material Adverse Effect” means, in respect of New Gold or Metallica, any state of facts which, in either case, either individually or in the aggregate are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of New Gold and the New Gold Subsidiaries, or Metallica and the Metallica Subsidiaries, respectively, on a consolidated basis, other than any change, event, occurrence or state of facts: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide gold mining industry in general and which does not have a materially disproportionate effect on New Gold and the New Gold Subsidiaries on a consolidated basis, or Metallica and the Metallica Subsidiaries on a consolidated basis, respectively; (iii) resulting from changes in the price of gold, copper or silver; (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa; or (v) relating to a change in the market trading price of shares of New Gold or Metallica, either (A) related to the Arrangement and the transactions contemplated thereunder or the announcement thereof, or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from the definition of Material Adverse Change under clauses (i) through (iv) inclusive, and except as explicitly stated herein, references in this Circular to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a “Material Adverse Change” has occurred or whether a state of facts exists that has or could have a “Material Adverse Effect” and such defined terms and all other references to materiality in this Circular shall be interpreted without reference to any such amounts;

“Material Metallica Subsidiary” means any Metallica Subsidiary that represents 10% or more of the consolidated assets or consolidated revenues of Metallica and the Metallica Group Companies as shown in the last audited financial statements of Metallica;

“Meeting” means the annual and special meeting of Metallica Shareholders, including any adjournments or postponements thereof, called and to be held to among other things, consider, and if deemed advisable, to pass, with or without variation, the Special Resolution;

“Metallica” means Metallica Resources Inc., a company existing under the CBCA;

“Metallica Board”or“Board of Directors” means the board of directors of Metallica;

“Metallica Common Shares” means the common shares in the capital of Metallica;

“Metallica Group Companies” means the Metallica Subsidiaries and the Metallica Significant Interest Companies, collectively;

“Metallica Options” means the options to purchase Metallica Common Shares which are outstanding immediately before the Effective Time under the Metallica Common Share Option Plan;

“Metallica Replacement Options” means the options to purchase New Gold Common Shares to be issued in exchange for Metallica Options pursuant to the Plan of Arrangement;

“Metallica Shareholders” means, at the relevant time, the holders of Metallica Common Shares;

“Metallica Stock Option Plan” means the Share Option Plan of Metallica dated April 18, 1995, as amended;

“Metallica Significant Interest Companies” means the corporations identified as such in the Business Combination, collectively;

“Metallica Subsidiaries” means the corporations identified as such in the Business Combination, collectively;

“Metallica Warrants” means a warrant to purchase Metallica Common Shares outstanding immediately prior to the Effective Time;

“Mexican Commission” means the Federal Competition Commission in Mexico under Federal Law on Economic Competition of Mexico and the Regulations thereto;

“MMI” means Metallica Management Inc.;

“Named Executive Officers” means Richard J. Hall, Bradley J. Blacketor, Troy J. Fierro and Mark A. Peterson;

“New Afton Project” means New Gold’s New Afton project located in British Columbia;

 “New Gold” means New Gold Inc., a company existing under the BCBCA;

“New Gold Shareholders” means, at the relevant time, the holders of New Gold Common Shares;

“New Gold Common Shares” means the common shares in the capital of New Gold;

“New Gold Subco” means 6977014 Canada Inc., a wholly-owned subsidiary of New Gold incorporated under the CBCA;

“NI 43-101” means National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian securities administrators;

“Nominees” means the eight persons nominated by Metallica management for election to the Metallica Board;

“Non-Registered Holder” means a non-registered beneficial holder of Metallica Common Shares whose shares are held through an Intermediary;

“Note Indenture” means a note indenture dated June 21, 2007 made between New Gold and Computershare Trust Company pursuant to which the Notes were issued;

 “Notes” means the outstanding 10% subordinated promissory notes of New Gold due 2017 issued pursuant to the Note Indenture;

 “Noteholder” means the holder of an outstanding Note;

“Notice of Meeting” means the notice of the annual and special meeting accompanying this Circular;

“Offer to Pay” means the written offer of New Gold to each Dissenting Holder who has sent a Demand for Payment to pay for its Metallica Common Shares in an amount considered by the New Gold Board to be fair value of the shares, all in compliance with the Dissent Procedures;

“Paradigm” means Paradigm Capital Inc.;

“Parties” means Metallica, New Gold and Peak;

“Peak” means Peak Gold Ltd., a company existing under the BCBCA;

“Peak Common Shares” means the common shares in the capital of Peak;

“Peak Mines” means Peak’s 100% interest in gold mines located in Australia;

“Peak Shareholders” means, at the relevant time, the holders of Peak Common Shares;

“PFIC” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Considerations — Assumptions Regarding Metallica” in this Circular;

“Plan of Arrangement” means the plan of arrangement in respect of the Arrangement attached as Schedule “B” hereto, and any amendment thereto;

“Record Date” means May 16, 2008;

“Registered Shareholder” means a registered holder of Metallica Common Shares as recorded in the shareholder register of Metallica maintained by the Transfer Agent;

“Regulation S” means Regulation S promulgated under the U.S. Securities Act;

“Retirement Plan” means Metallica’s sponsored defined contribution tax-deferred retirement plan in accordance with the provisions of Section 401(k) of the U.S. Internal Revenue Code;

“RSU Plan” means the Restricted Share Unit plan adopted by the Metallica Board on November 10, 2005, with an effective date of March 10, 2005;

“SEC” means the United States Securities and Exchange Commission;

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided under Section 3(a)(10) thereof;

“Section 85 Election” has the meaning ascribed thereto under the heading “The Arrangement — Material Terms of the Arrangement — Tax Election Procedure for Metallica Shareholders Subject to Canadian Taxation” in this Circular;

“Securities Laws” means the Canadian Securities Acts, the U.S. Exchange Act, the U.S. Securities Act and the “blue sky” or securities laws of the states of the United States, each as now enacted or as amended, and the applicable rules, regulations, rulings, orders, instruments and forms made or promulgated under such laws, as well as the rules, regulations, by-laws and policies of the TSX and the AMEX;

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

“Share Consideration” means 0.9 of a New Gold Common Share plus C$0.0001 in cash for each Metallica Common Share;

“Special Resolution” means the special resolution substantially in the form attached as Schedule “A” to this Circular;

“Superior Proposal” means a written Acquisition Proposal in respect of Metallica, if such Acquisition Proposal is not conditional on obtaining financing and the directors of Metallica have determined, in good faith, after consultation with and receiving advice (which may include written opinions, a copy of which shall have been provided to New Gold) from, as appropriate, the financial, legal and other advisors to Metallica, to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction that has a value per Metallica Common Share that is more favourable to Metallica Shareholders from a financial point of view than that contemplated by the Business Combination (including any alterations to the Business Combination agreed to in writing by New Gold in response thereto in accordance with the relevant provisions of the Business Combination).

“Tax Exempt Person” means a person who is exempt from tax under Part I of the ITA;

“Termination Fee” means the C$22 million fee payable by Metallica to New Gold and Peak on the termination of the Business Combination Agreement on the occurrence of certain prescribed events;

“Transaction” means the Arrangement and the BC Arrangement;

“Transfer Agent” means Equity Transfer & Trust Company;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the regulations made thereunder, as promulgated or amended from time to time;

“U.S. Holder” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Considerations — Transactions Addressed” in this Circular;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the regulations made thereunder, as promulgated or amended from time to time.

SCHEDULE “A”

SPECIAL RESOLUTION

          The following special resolution approving the Plan of Arrangement is being submitted for consideration at the meeting and, if thought appropriate, approval:

          BE IT RESOLVED THAT:

1.
The arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) of Metallica Resources Inc. (the “Corporation”), as more particularly described and set forth in the management information circular (the “Circular”) dated May 16, 2008 accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the business combination agreement (the “Business Combination Agreement”) dated May 9, 2008 between the Corporation, New Gold Inc. and Peak Gold Ltd., which is available on SEDAR at www.sedar.com), is hereby ratified, authorized, confirmed, approved and adopted.

2.
The plan of arrangement of the Corporation, (as it has been or may be amended, modified or supplemented in accordance with the Business Combination Agreement (the “Plan of Arrangement”), the full text of which is set out in Schedule “B” to Circular is hereby authorized, approved and adopted.

3.
The (i) Business Combination Agreement and related transactions, (ii) actions of the directors and officers of the Corporation in executing and delivering the Business Combination Agreement, and any amendments, modifications or supplements thereto are hereby ratified and approved.

4.
The Corporation be and hereby is authorized to apply for a final order form the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Business Combination Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5.
Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Corporation are hereby authorized and empowered to, without notice to or approval of the shareholders of the Corporation, (i) amend, modify or supplement the Business Combination Agreement or the Plan of Arrangement to the extent permitted by the Business Combination Agreement and (ii) subject to the terms of the Business Combination Agreement, not proceed with the Arrangement and related transactions.

6.
Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Business Combination Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.
Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

A-1

SCHEDULE “B”

PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE CBCA

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions.

          In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set forth:

“Amalgamation” has the meaning ascribed thereto in subsection 3.1(g) of this Plan of Arrangement;

“Amalgamating Corporations” means New Gold Subco and Metallica, collectively;

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and Section 7.1 hereof or made at the discretion of the Court in the Final Order (with the consent of Metallica and New Gold, each acting reasonably);

“Articles of Arrangement” means the articles of arrangement of Metallica in respect of the Arrangement that are required by the CBCA to be filed with the Director after the Final Order is made;

“Business Combination Agreement” means the business combination agreement dated as of May 9, 2008 among New Gold Inc., Peak Gold Ltd. and Metallica Resources Inc., as the same may be amended, supplemented and/or restated from time to time prior to the Effective Date, entered into in connection with the Arrangement;

“Business Day” means any day, other than a Saturday, a Sunday or statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

“Canadian Resident” means a beneficial owner of Metallica Common Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

“CBCA” means the Canada Business Corporations Act, including the regulations promulgated thereunder, as amended;

“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Investor Services Inc., being the depositary or any other trust company, bank or financial institution agreed to in writing between New Gold and Metallica for the purpose of, among other things, exchanging certificates representing Metallica Common Shares for New Gold Common Shares and cash consideration in connection with the Arrangement;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Dissent Rights” shall have the meaning ascribed thereto in Section 5.1;

“Dissenting Shareholder” means a registered holder of Metallica Common Shares who dissents in respect of the Special Resolution in strict compliance with the Dissent Rights, and who is ultimately entitled to be paid fair value for their Metallica Common Shares;

“Dissenting Shares” means the Metallica Common Shares of any registered holder of Metallica Common Shares who has demanded and perfected Dissent Rights in respect of such Metallica Common Shares in accordance with the Interim Order and who, as of the Effective Time, has not effectively withdrawn or lost such Dissent Rights;

“Effective Date” means the date of the Certificate of Arrangement;

“Effective Time” means the first moment of time (Toronto time) on the Effective Date;

“Eligible Holder” mean (i) a Canadian Resident, or (ii) an Eligible Non-Resident;

“Eligible Non-Resident” means a beneficial owner of Metallica Common Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and whose Metallica Common Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court (with the consent of Metallica and New Gold, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, such order as affirmed or amended on appeal;

“Former Metallica Shareholders” means, at and following the Effective Time, the holders of Metallica Common Shares immediately prior to the Effective Time;

“Governmental Entity” means any applicable (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) subdivision, agency, commission, board or authority of any of the foregoing, or (iii) quasi-governmental or private body (including any stock exchange or Securities Authority) exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means the interim order of the Court, as the same may be amended by the Court (with the consent of Metallica and New Gold, each acting reasonably), pursuant to subsection 192(3) of the CBCA, made in connection with the Arrangement;

“Metallica Common Shares” means the common shares in the capital of Metallica;

“Metallica Meeting” means the annual and special meeting, including any adjournments or postponements thereof, of Metallica Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Special Resolution;

“Metallica Options” means all options to acquire Metallica Common Shares outstanding immediately prior to the Effective Time under the Metallica Share Option Plan;

“Metallica Replacement Options” means the options to purchase New Gold Common Shares to be issued in exchange for Metallica Options pursuant to this Plan of Arrangement;

“Metallica Shareholders” means the holders of Metallica Common Shares;

“Metallica Stock Option Plan” means the amended and restated stock option plan of Metallica dated May 23, 2006;

“Metallica Warrants” means all warrants exchangeable into Metallica Common Shares outstanding immediately prior to the Effective Time;

“Metallica” means Metallica Resources Inc., a corporation existing under the CBCA;

“New Gold Common Shares” means the common shares of New Gold;

“New Gold Subco” means 6977014 Canada Inc., a wholly-owned subsidiary of New Gold incorporated under the CBCA;

“New Gold” means New Gold Inc., a corporation existing under the Business Corporations Act (British Columbia);

“Person” means and includes any individual, partnership, association, limited or unlimited liability company, joint venture, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Section 85 Election” shall have the meaning ascribed thereto in section 3.2(c);

“Securities Authorities” means the Ontario Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada and the United States Securities and Exchange Commission and the applicable state securities authorities, collectively, and “Securities Authority” means any one of them;

“Share Consideration” means 0.9 of a New Gold Common Share plus C$0.0001 in cash for each Metallica Common Share;

“Special Resolution” means the special resolution to be considered and approved by Metallica Shareholders at the Metallica Meeting;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act; and

“this Plan”, “Plan of Arrangement”, “hereof”, “herein”, “hereto” and like references mean and refer to this plan of arrangement.

          Words and phrases used herein that are defined in the Business Combination Agreement and not defined herein shall have the same meaning herein as in the Business Combination Agreement, unless the context otherwise requires. Words and phrases used herein that are defined in the CBCA and not defined herein or in the Business Combination Agreement shall have the same meaning herein as in the CBCA, unless the context otherwise requires.

Section 1.2 Interpretation Not Affected By Headings, etc.

          The division of this Plan of Arrangement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

Section 1.3 Gender and Number.

          Unless the context requires the contrary, words importing the singular only shall include the plural and vice versa and words importing the use of any gender shall include all genders.

Section 1.4 Date for Any Action.

          In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.5 Statutory References.

          Unless otherwise indicated, references in this Plan of Arrangement to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supercedes any such statute or regulation.

Section 1.6 Currency.

          All references to currency herein are to lawful money of Canada unless otherwise specified.

ARTICLE II

BUSINESS COMBINATION AGREEMENT

Section 2.1 Business Combination Agreement.

          This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Business Combination Agreement, and has been authorized by the Special Resolution, which resolution authorizes this Arrangement and certain related transactions which related transactions have been completed on the Business Day immediately prior to the Effective Date.

ARTICLE III

ARRANGEMENT

Section 3.1 Arrangement.

          Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)
each Metallica Common Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to New Gold, in consideration for a debt claim against New Gold in an amount determined and payable in accordance with Article IV hereof, and the name of such holder will be removed from the register of holders of Metallica Common Shares, and New Gold will be recorded as the registered holder of the Metallica Common Shares so transferred and will be deemed to be the legal and beneficial owner of such Metallica Common Shares free and clear of any liens, claims or encumbrances;

(b)
each Metallica Common Share outstanding immediately prior to the Effective Time held by a Metallica Shareholder (other than a Dissenting Shareholder), shall be transferred by the holder thereof to New Gold in exchange for the Share Consideration and New Gold shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

(c)
each Metallica Option outstanding immediately prior to the Effective Time, whether vested or not, will be exchanged for a fully-vested Metallica Replacement Option to acquire from Metallica the number of New Gold Common Shares equal to the product of: (A) the number of Metallica Common Shares subject to the Metallica Option immediately before the Effective Time, and (B) 0.9 plus the portion of a New Gold Common Share that, immediately prior to the Effective Time, has a fair market value equal to C$0.0001 cash, provided that if the foregoing would result in the issuance of a fraction of a New Gold Common Share on any particular exercise of Metallica Replacement Options, then the number of New Gold Common Shares otherwise issued shall be rounded down to the nearest whole number of New Gold Common Shares. The exercise price per New Gold Common Share subject to any such Metallica Replacement Option shall be an amount equal to the quotient of (A) the exercise price per Metallica Common Share subject to such Metallica Option immediately prior to the Effective Time divided by (B) 0.9 plus such portion of a New Gold Common Share that, immediately prior to the Effective Time, has a fair market value equal to C$0.0001 cash (provided that the aggregate exercise price payable on any particular exercise of Metallica Replacement Options shall be rounded up to the nearest whole cent). Except as set out above, the terms of each Metallica Replacement Option shall be the same as the terms of the Metallica Option exchanged therefor pursuant to the Metallica Stock Option Plan and any agreement evidencing the grant thereof prior to the Effective Time;

(d)
in accordance with the terms of the Metallica Warrants, each holder of a Metallica Warrant outstanding immediately prior to the Effective Time shall receive upon the subsequent exercise or conversion of such holder’s Metallica Warrant, in accordance with its terms, and shall accept in lieu of each Metallica Common Share to which such holder was theretofore entitled upon such exercise or conversion but for the same aggregate consideration payable therefor, the Share Consideration;

(e)
Metallica and New Gold Subco will merge with the same effect as if they were amalgamated under section 184(2) of the CBCA, except that the separate legal existence of Metallica will not cease and Metallica will survive the merger;

(f)
without limiting the foregoing, at the time of the step described in Section 3.1(e), the separate legal existence of New Gold Subco will cease without New Gold Subco being liquidated or wound-up; Metallica and New Gold Subco will continue as one company; and, as a result, the property and liabilities of New Gold Subco will become the property and liabilities of Metallica;

(g)	at the time of the step described in Section 3.1(e) and from and after this time:

(i)
Metallica will continue to own and hold all property of Metallica and will own and hold all property of New Gold Subco, and, shall continue to be liable for the liabilities and obligations of Metallica and will be liable for the liabilities and obligations of New Gold Subco, including civil, criminal and quasi-criminal liabilities and all contracts, disabilities, options, warrants and debts of each of Metallica and New Gold Subco;

(ii)
all rights, contracts, permits and interests of Metallica and New Gold Subco will continue as rights, contracts, permits and interests of Metallica as if Metallica and New Gold Subco both continued and, for greater certainly, the merger will not constitute a transfer or assignment of the rights or obligations of either of Metallica or New Gold Subco under any such rights, contracts, permits and interests;

(iii)	any existing cause of action, claim or liability to prosecution is unaffected;

(iv)	a civil, criminal or administrative action or proceeding pending by or against Metallica or New Gold Subco may continue to be prosecuted by or against Metallica;

(v)	a conviction against, or ruling, order or judgment in favour of or against, Metallica or New Gold Subco may be enforced by or against Metallica;

(vi)	the name of the merged company shall be Metallica Resources Inc.;

(vii)	the registered and records office of the merged company shall be located at 36 Toronto Street, Suite 1000, Toronto, Ontario, Canada, M5C 2C5;

(viii)	the merged company shall be authorized to issue an unlimited number of common shares;

(ix)	the articles of arrangement of the merged company shall be in the form attached as Appendix A to this Plan of Arrangement;

(x)	the articles and by-laws of the merged company shall be in the form of Metallica’s articles and by-laws;

(xi)	the first annual general meeting of the merged company will be held within 18 months from the Effective Date;

(xii)	the first directors of the merged company following the merger shall be the directors of Metallica immediately prior to the merger;

(xiii)	each common share in the capital of New Gold Subco shall be cancelled without any repayment of capital in respect thereof;

(xiv)	each Metallica outstanding; Common Share outstanding immediately prior to the merger shall remain

(xv)	the stated capital of common shares of New Gold Subco will be added to the stated capital of the Metallica Common Shares;

provided that none of the foregoing will occur or be deemed to occur unless all of the forgoing occurs.

Section 3.2 Post-Effective Time Procedures.

(a)
On or immediately prior to the Effective Date, New Gold shall deliver or arrange to be delivered to the Depositary certificates representing the requisite New Gold Common Shares and cash required to be issued and paid in accordance with the provisions of subsection 3.1(b) hereof, which certificates and cash shall be held by the Depositary as agent and nominee for Former Metallica Shareholders for distribution to such Former Metallica Shareholders in accordance with the provisions of Article VI hereof.

(b)
In accordance with the provisions of Article VI hereof, Former Metallica Shareholders shall be entitled to receive delivery of the certificates representing New Gold Common Shares and the cash consideration to which they are entitled pursuant to subsection 3.1(b) hereof.

(c)
An Eligible Holder whose Metallica Common Shares are exchanged for Share Consideration pursuant to the Arrangement shall be entitled to make a joint income tax election, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by New Gold, within 90 days after the Effective Date, duly completed with the details of the number of Metallica Common Shares transferred and the applicable agreed amounts for the purposes of such joint elections. New Gold shall, within 90 days after receiving the completed joint election forms, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Eligible Holder for filing with the Canada Revenue Agency (or the applicable provincial tax authority). Neither Metallica, New Gold nor any successor corporation shall be responsible for the proper completion of any joint election form nor, except for the obligation to sign and return duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, New Gold or any successor corporation may choose to sign and return a joint election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(d)
Upon receipt of a letter of transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, New Gold will promptly deliver or caused to be delivered a tax instruction letter (and a tax instruction letter for the equivalent Quebec election, if applicable), together with the relevant federal tax election forms (and the Quebec tax election forms, if applicable) to the Eligible Holder.

Section 3.3 No Fractional New Gold Common Shares.

          No fractional New Gold Common Shares shall be issued to Former Metallica Shareholders in connection with this Plan of Arrangement. The number of New Gold Common Shares to be issued to Former Metallica Shareholders shall be rounded up to the nearest whole New Gold Common Share in the event that a Former Metallica Shareholder would otherwise be entitled to a fractional share representing 0.5 or more of a New Gold Common Share and shall be rounded down to the nearest whole New Gold Common Share in the event that a Former Metallica Shareholder is entitled to a fractional share representing less than 0.5 of a Metallica Common Share.

Section 3.4 Binding Effect.

          This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) New Gold, (ii) Metallica, (iii) all Former Metallica Shareholders, and (iv) all holders of Metallica Options and Metallica Warrants.

ARTICLE IV

DISSENT PROCEDURES

Section 4.1 Rights of Dissent.

          Registered Metallica Shareholders may exercise rights of dissent with respect to their Metallica Common Shares pursuant to and in the manner set forth in section 190 of the CBCA as modified by the Interim Order and this Article V (the “Dissent Rights”), provided that written notice setting forth such a registered Metallica Shareholder’s objection to the Arrangement and exercise of Dissent Rights must be received by Metallica not later than 5:00 p.m. (Toronto time) on June 13, 2008 or 5:00 p.m. (Toronto time) on the Business Day which is two Business Days preceding the date of any adjourned or postponed Metallica Meeting. Metallica Shareholders who duly exercise their Dissent Rights and who:

(a)
are ultimately entitled to be paid fair value for their Metallica Common Shares, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the day before the Final Order becomes effective, shall be deemed to have transferred their Metallica Common Shares to New Gold as of the Effective Time as set out in subsection 3.1(a) hereof and in consideration for a debt claim against New Gold to be paid the fair value of such Metallica Common Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights; or

(b)
are ultimately not entitled, for any reason, to be paid fair value for their Metallica Common Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Metallica Shareholder.

Section 4.2 Recognition of Dissenting Shareholders.

          From and after the Effective Time, in no case shall New Gold, New Gold Subco, Metallica, Amalco or any other Person be required to recognize a Dissenting Shareholder as a holder of Metallica Common Shares or as a holder of any securities of any of New Gold, New Gold Subco, Metallica or Amalco or any of their respective subsidiaries and the names of the Dissenting Shareholders shall be deleted from the register of holders of Metallica Common Shares.

ARTICLE V

DELIVERY OF NEW GOLD COMMON SHARES

Section 5.1 Delivery of New Gold Common Shares.

(a)
Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Metallica Common Shares which were exchanged for New Gold Common Shares in accordance with subsection 3.1(b) hereof, together with such other documents and instruments as would have been required to effect the transfer of the Metallica Common Shares formerly represented by such certificate under the CBCA and the by-laws of Metallica and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the New Gold Common Shares and a cheque for the cash consideration to which such holder is entitled to receive in accordance with subsection 3.1(b) hereof.

(b)
After the Effective Time and until surrendered for cancellation as contemplated by subsection 5.1(a) hereof, each certificate which immediately prior to the Effective Time represented one or more Metallica Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor the entitlements which the holder of such certificate is entitled to receive in accordance with Section 5.1(a) hereof.

Section 5.2 Lost Certificates.

          In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Metallica Common Shares which were exchanged for the Share Consideration in accordance with subsection 3.1(b) hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the New Gold Common Shares and a cheque in the amount of the cash consideration which such holder is entitled to receive in accordance with subsection 3.1(b) hereof. When authorizing such delivery of a certificate representing the New Gold Common Shares and the cash consideration which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such New Gold Common Shares and a cheque in the amount of the cash consideration is to be delivered shall, as a condition precedent to the delivery of such New Gold Common Shares, give a bond satisfactory to New Gold and the Depositary in such amount as New Gold and the Depositary may direct, or otherwise indemnify New Gold and the Depositary in a manner satisfactory to New Gold and the Depositary, against any claim that may be made against New Gold or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the by-laws of Amalco.

Section 5.3 Distributions with Respect to Unsurrendered Certificates.

          No dividend or other distribution declared or made after the Effective Time with respect to New Gold Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Metallica Common Shares unless and until the holder of such certificate shall have complied with the provisions of Section 6.1 or Section 6.2 hereof. Subject to applicable law and to Section 6.4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the New Gold Common Shares and a cheque for the cash consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect such New Gold Common Shares.

Section 5.4 Withholding Rights.

          New Gold and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Metallica Shareholder such amounts as New Gold or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Metallica Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 5.5 Limitation and Proscription.

          To the extent that a Former Metallica Shareholder shall not have complied with the provisions of Section 6.1 or Section 6.2 hereof on or before the date which is six years after the Effective Date (the “final proscription date”), then the New Gold Common Shares which such Former Metallica Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such New Gold Common Shares, together with the cash consideration to which such Former Metallica Shareholder was entitled to receive shall be delivered to New Gold by the Depositary for cancellation and shall be cancelled by New Gold, and the interest of the Former Metallica Shareholder in such New Gold Common Shares and the cash consideration to which it was entitled shall be terminated as of such final proscription date.

ARTICLE VI

AMENDMENTS

Section 6.1 Amendments to Plan of Arrangement.

(a)
New Gold and Metallica reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by New Gold and Metallica, (iii) filed with the Court and, if made following the Metallica Meeting, approved by the Court, and (iv) communicated to Former Metallica Shareholders if and as required by the Court.

(b)
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Metallica at any time prior to the Metallica Meeting provided that New Gold shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Metallica Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)
Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Metallica Meeting shall be effective only if (i) it is consented to in writing by each of New Gold and Metallica, and (ii) if required by the Court, it is consented to by holders of the Metallica Common Shares voting in the manner directed by the Court.

SCHEDULE “C”

FAIRNESS OPINION OF CANACCORD CAPITAL CORPORATION

May 9, 2008

Board of Directors
Metallica Resources Inc.
Suite 1000 – 36 Toronto Street
Toronto, Ontario
M5C 2C5

To the Board of Directors of Metallica Resources Inc.:

          Canaccord Capital Corporation (“Canaccord”) understands that New Gold Inc. (“New Gold”), Metallica Resources Inc. (“Metallica Resources” or the “Company”) and Peak Gold Ltd. (“Peak Gold”) (collectively, the “Interested Parties”) propose to undertake a business combination whereby New Gold will acquire, directly or indirectly, all of the outstanding common shares of Metallica Resources (“Metallica Resources Shares”) and all of the outstanding common shares of Peak Gold (“Peak Gold Shares”) (collectively, the “Transaction”). New Gold and Metallica Resources are to enter into a plan of arrangement (the “Plan of Arrangement”) under the Canada Business Corporations Act. Under the terms of the Transaction, New Gold has offered to pay an aggregate consideration of C$751 million (on a fully-diluted-in-the-money shares outstanding basis), based upon each holder of Metallica Resources Shares receiving 0.9 common share of New Gold per Metallica Resources Share (the “Metallica Resources Exchange Ratio”), representing an offer price of C$6.309 per Metallica Resources Share (the “Metallica Resources Offer Price”) and pay an aggregate consideration of C$622 million (on a fully-diluted-in-the-money shares outstanding basis), based upon each holder of Peak Gold Shares receiving 0.1 common share of New Gold per Peak Gold Share (the “Peak Gold Exchange Ratio”), representing an offer price of C$0.701 per Peak Gold Share (the “Peak Gold Offer Price”) based upon the closing prices of New Gold Shares on the Toronto Stock Exchange on March 28, 2008. New Gold, after giving effect to the Transaction is herein referred to as the “Combined Company”.

          The terms of the Transaction, and in particular the aggregate consideration being offered to the holders of Metallica Resources Shares (the “Metallica Resources Shareholders”), have been determined through negotiations between the respective management and boards of New Gold, Metallica Resources and Peak Gold; with Canaccord providing financial advisory services to Metallica Resources and its board of directors.

Engagement of Canaccord

          Metallica Resources engaged Canaccord to act for Metallica Resources as exclusive financial advisor (the “Engagement”) pursuant to an engagement letter dated July 14, 2004 (the “Engagement Letter”). Under the Engagement Letter, Canaccord agreed to provide financial advice and assistance to the Company in relation to possible transactions such as the Transaction and, if required by Metallica Resources, to prepare and deliver an opinion as to the fairness of the Transaction, from a financial point of view, to the Metallica Resources Shareholders (the “Fairness Opinion”).

          Under the Engagement Letter, Metallica Resources has agreed to pay Canaccord a fee for the financial advisory services provided in connection with the Transaction, of which substantially all is contingent upon the consummation of the acquisition of Metallica Resources by New Gold. Metallica Resources has also agreed to reimburse Canaccord for all reasonable out-of-pocket expenses and to indemnify Canaccord against liabilities arising in connection with the services offered under the Engagement Letter. In addition, Metallica Resources has agreed to pay Canaccord a cash fee for rendering this Fairness Opinion, no portion of which is conditional upon this Fairness Opinion being favourable.

          This Fairness Opinion has been prepared in accordance with the disclosure standards for fairness opinions of the Investment Dealers Association of Canada (the “IDA”), but the IDA has not been involved in the preparation or review of this Fairness Opinion.

          Metallica Resources has acknowledged that this Fairness Opinion and all oral or written advice and materials provided by Canaccord to Metallica Resources (including, without limitation, its directors, management and counsel) in connection with the Engagement are intended solely for the benefit and internal use of Metallica Resources (including, without limitation, its directors, management and counsel), and Metallica Resources agrees that this Fairness Opinion and such advice and materials shall not be used for any other purpose or reproduced, disseminated, quoted from or referred to at any time, in any manner or for any purpose, nor shall any public references to Canaccord or the Engagement be made by Metallica Resources (or its directors, management and counsel), without the prior written consent of Canaccord in each specific instance.

          Canaccord consents to the inclusion of this Fairness Opinion in its entirety in the information circular to be sent to the Metallica Resources Shareholders (the “Metallica Circular”) and the inclusion of a summary thereof, to be in a form acceptable to Canaccord, in the Metallica Circular and the information circulars to be mailed to the shareholders of New Gold and Peak Gold in connection with the Transaction and to the filing thereof by Metallica Resources with the securities regulatory authorities in each province of Canada.

Credentials of Canaccord

          Canaccord is Canada’s largest independently-owned investment banking firm. Canaccord employs approximately 1,700 people with offices in major Canadian cities, as well as internationally in Britain, the United States and Barbados. Canaccord has approximately C$15 billion in assets under administration and is publicly traded with a market capitalization of approximately C$500 million. Canaccord provides a wide range of services, including corporate finance, mergers and acquisitions, financial advisory services, institutional and retail equity sales and trading and investment research. Canaccord and its principals have extensive knowledge of Canadian and U.S. equity capital markets, including the mining sector, have prepared numerous valuations and fairness opinions, and have led numerous transactions involving private and publicly traded companies.

          This Fairness Opinion is the opinion of Canaccord and the form and content hereof has been approved for release by a committee of its officers and directors, who are experienced in the preparation of fairness opinions and in mergers, acquisitions, divestitures and valuation matters.

Relationship with Interested Parties

          Canaccord is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of New Gold, Metallica Resources, Peak Gold, or their respective associates or affiliates (collectively, the “Interested Parties”).

Relationship with Metallica Resources

          In addition to this Engagement, Canaccord has acted for Metallica Resources as an underwriter for certain equity financings by Metallica Resources. In December 2006, Canaccord acted as lead underwriter in connection with a private placement of equity securities of Metallica Resources, which raised gross proceeds of C$34.5 million. In December 2003, Canaccord acted as lead agent in connection with a public offering of equity securities of Metallica Resources, which raised gross proceeds of C$85.1 million. In March 2003, Canaccord acted as lead agent in connection with a private placement of equity securities of Metallica Resources, which raised gross proceeds of C$15.2 million. In March 2002, Canaccord acted as lead underwriter in connection with a private placement of equity securities of Metallica Resources, which raised gross proceeds of C$7.0 million. The fees received by Canaccord in connection with these equity financings were consistent with accepted industry practices in Canada for the fees payable to investment dealers for services of this nature.

Relationship with New Gold

Canaccord has no previous relationship with New Gold as a financial advisor or as an agent or underwriter.

Relationship with Peak Gold

          Previously, Canaccord has acted for Peak Gold as an underwriter of certain equity financings by Peak Gold. In November 2007, Canaccord acted as a co-lead underwriter in connection with a private placement of equity securities of Peak Gold, which raised gross proceeds of C$110.8 million. In April 2007, Canaccord acted as lead agent in connection with a private placement of equity securities of Peak Gold, which raised gross proceeds of C$326.3 million. The fees received by Canaccord in connection with these equity financings were consistent with accepted industry practices in Canada for the fees payable to investment dealers for services of this nature.

Other Activities of Canaccord

          Canaccord acts as a trader and dealer, both as principal and agent, in all Canadian and U.S. financial markets and, in such capacity, may have had, or in the future may have, positions in the securities of the Interested Parties and, from time to time, may have executed, or in the future may execute, transactions on behalf of the Interested Parties or other clients for which it received or may receive compensation. In addition, as an investment dealer, Canaccord conducts research on securities and may, in the ordinary course of business, be expected to provide research reports and investment advice to its clients on issues and investment matters, including research and advice on one or more of the Interested Parties or the Transaction.

          Other than pursuant to the Engagement, Canaccord does not have any agreements, commitments or understandings in respect of any future business involving any of the Interested Parties. However, Canaccord may, from time to time in the future, seek or be provided with assignments from one or more of the Interested Parties.

Scope of Review

          Canaccord has not been asked to, nor does Canaccord, offer any opinion as to the terms of the Transaction (other than in respect of the Metallica Resources Offer Price as expressly set forth therein) or the form of any agreements or documents related to the Transaction.

          In preparing this Fairness Opinion, Canaccord reviewed and, where considered appropriate, relied upon, without independent attempt to verify, among other things, the following:

•	the Letter of Intent dated March 31, 2008 between New Gold, Metallica Resources and Peak Gold giving effect to the Transaction;

•	the definitive Business Combination Agreement dated the date hereof, between New Gold, Metallica Resources and Peak Gold in respect of the Transaction;

•	certain other material agreements and documents related to the Transaction in both final and draft form;

•	the technical report titled “The El Morro Project Final Feasibility Study Report” dated March 31, 2008 prepared by Flour Chile, S.A. for Xstrata Copper;

•
the technical report titled “Amended Technical Report, Amapari Mine” dated February 25, 2008 prepared by Mine and Quarry Engineering Services, Inc., AMEC International (Chile) S.A., NCL Brasil Ltda pursuant to National Instrument 43-101 for Peak Gold Ltd. and additional technical disclosure made available by Peak Gold’s advisor;

•
the technical report titled “Amended Technical Report, Peak Mine” dated March 30, 2007 prepared by Mine and Quarry Engineering Services, Inc., pursuant to National Instrument 43-101 for GPJ Ventures Ltd. (Peak Gold);

•	the technical report titled “New Afton Project NI 43-101 Independent Technical Report” dated June 22, 2007 prepared by Hatch pursuant to National Instrument 43-101 for New Gold Inc.;

•	the mine plan as provided by the management of Metallica Resources for the Cerro San Pedro Mine;

•	financial models provided by each Interested Party’s respective advisors;

•	certain publicly available financial and other information concerning New Gold, Metallica Resources and Peak Gold that Canaccord deemed to be relevant for purposes of its analysis;

•	certain publicly available historical financial information and operating data concerning the operations of New Gold, Metallica Resources and Peak Gold;

•
historical market prices and valuation multiples for the New Gold Shares, Metallica Resources Shares and Peak Gold Shares and comparisons of such prices and multiples with publicly available financial data concerning certain publicly traded companies that Canaccord deemed to be relevant for purposes of its analysis;

•	public information with respect to other transactions of a comparable nature considered by Canaccord to be relevant to its analysis of the Transaction; and

•
certain other documents filed by New Gold, Metallica Resources and Peak Gold on the System for Electronic Document Analysis and Retrieval since January 1, 2007 and filed by Metallica Resources and New Gold on the EDGAR System of the United States Securities and Exchange Commission since January 1, 2007, which Canaccord considered necessary for purposes of performing its analysis.

          Canaccord has not, to the best of its knowledge, been denied access by Metallica Resources or any of its respective associates or affiliates to any information requested by Canaccord.

Prior Valuations

          Metallica Resources has represented, to the best of its knowledge, to Canaccord that there have not been any prior valuations (as defined in Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“Rule 61-101”)) of Metallica Resources in the 24 months preceding the date hereof, other than various property appraisals prepared in the normal course of business, which have been reviewed by Canaccord, and relied upon, without any independent attempt to verify by Canaccord, in connection with this Fairness Opinion.

Assumptions and Limitations

          With the approval of Metallica Resources and as provided for under the Engagement, Canaccord has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial information, technical reports, business plans, forecasts, projections, estimates and budgets and other information, data, advice, opinions and representations regarding New Gold, Metallica Resources and Peak Gold obtained by Canaccord from public sources or provided to Canaccord by New Gold, Metallica Resources or Peak Gold, or their respective officers, associates, affiliates, consultants, advisors and representatives pursuant to the Engagement relating to Metallica Resources and its assets (collectively, the “Information”). This Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. In accordance with the terms of the Engagement, but subject to the exercise of its professional judgment, and except as expressly described herein, Canaccord has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

          Senior management of Metallica Resources has represented to Canaccord in a certificate that, among other things: (i) the Information provided to Canaccord, directly or indirectly, orally or in writing, by Metallica Resources or any of its associates or affiliates or their respective agents, advisors, consultants and representatives for the purpose of the Engagement, including in relation to the preparation of this Fairness Opinion, was, at the date the Information was provided to Canaccord, fairly and reasonably presented and complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact in respect of Metallica Resources and each of its subsidiaries, associates or affiliates or their respective securities or omit to state a material fact in respect of Metallica Resources and each of its subsidiaries, associates or affiliates or their respective securities necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) all business plans, forecasts, projections, estimates and budgets provided to Canaccord were prepared using the assumptions identified therein and were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of Metallica Resources and its associates and affiliates as to the matters covered therein and such business plans, forecasts, projections, estimates and budgets reasonably represent the views of management of Metallica Resources and its financial prospects and the forecasted performance of Metallica Resources and its affiliates and are consistent with historical operating experience and accounting policies and procedures applied by Metallica Resources; and (iii) since the dates on which the Information was provided to Canaccord, there have not been any material changes or new material facts, financial or otherwise, relating to the business or affairs of Metallica Resources, its associates or affiliates or any change in any material fact or in any material element of any of the Information or new material fact, which is of a nature as to render any portion of the Information untrue or misleading in any material respect, except for changes that have been updated by more current Information provided in writing to Canaccord.

          Canaccord has assumed that all conditions precedent to the completion of the Transaction can be satisfied by the parties thereto in the time required and that all consents, permissions, exemptions or orders of third parties and relevant authorities will be obtained, without adverse condition or qualification, and that the Transaction can proceed as scheduled and without material additional cost to Metallica Resources or liability of Metallica Resources to third parties, that the procedures being followed to implement the Transaction are valid and effective, that, in connection with the approval of the Transaction by the Metallica Resources Shareholders, all required documents will be distributed to the Metallica Resources Shareholders in accordance with all applicable laws, and that the disclosure in such documents will be accurate and will comply with the requirements of all applicable laws.

          This Fairness Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of New Gold, Metallica Resources and Peak Gold as they were reflected in the information and documents, including, without limitation, the Information, reviewed by Canaccord and as it was represented to Canaccord in its discussions with representatives of New Gold, Metallica Resources and Peak Gold. In its analysis and in connection with the preparation of this Fairness Opinion, Canaccord has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of New Gold, Metallica Resources and Peak Gold.

          This Fairness Opinion has been provided exclusively for the use of Metallica Resources for the purposes of considering the Transaction. Canaccord disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Fairness Opinion, which may arise or come to Canaccord’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting this Fairness Opinion after the date hereof, Canaccord reserves the right to change, modify or withdraw this Fairness Opinion.

          Canaccord has not been engaged to provide and has not provided: (i) a formal valuation of Metallica Resources or its securities pursuant to Rule 61-101 or otherwise; (ii) an opinion concerning the future trading price of any of the securities of Metallica Resources, New Gold or Peak Gold following the completion of the Transaction; (iii) an opinion as to the fairness of the process underlying the Transaction; or (iv) a recommendation to any Metallica Resources Shareholder to vote for or against the Transaction, and, in each case, this Fairness Opinion should not be construed as such.

Approach to Fairness

          The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant assumptions and methods of financial analysis and the application of these methods to the particular circumstances and, therefore, a fairness opinion is not necessarily susceptible to partial analysis or summary description. Qualitative judgments were made based upon Canaccord’s assessment of the surrounding factual circumstances relating to the Transaction and Canaccord’s analysis of such factual circumstances in its best judgment. Any attempt to select portions of Canaccord’s analysis or of the factors considered, without considering all of the analysis employed and factors considered, would likely create an incomplete and misleading view of the process underlying this Fairness Opinion. This Fairness Opinion should be read in its entirety.

          In rendering this Fairness Opinion, Canaccord has considered and performed a variety of financial analyses, including, among others, the following specific methodologies and valuation metrics:

•	Discounted Cash Flow (Primary Methodology)

The discounted cash flow (DCF) methodology reflects the stage of development, growth prospects and risks inherent in each company’s business by taking into account the amount, timing and relative certainty of projected free cash flows expected to be generated by each company’s projects.

•	Comparable Company Analysis — NAV Multiples

This methodology considers comparable company trading multiples as applied to the estimated NAV of the Combined Company using a 5% discount rate in order to determine market value.

•	Comparable Company Analysis — Resource (Secondary Value Check)

This methodology considers comparable company trading multiples as applied to the in-situ gold ounce and gold equivalent ounce of proven and probable reserves and measured and indicated resources of the Combined Company in order to determine an implied value.

•	Comparable Company Analysis — Cash Flow (Secondary Value Check)

This methodology considers comparable company operating cash flow multiples as applied to the expected operating cash flows for the Combined Company to determine an implied value.

•	Comparable Company Analysis — Production (Secondary Value Check)

This methodology considers comparable company gold equivalent ounce production multiples as applied to the expected production for the Combined Company to determine an implied value.

•	Precedent Transactions Analysis — Resources (Secondary Value Check)

This methodology considers precedent transaction multiples paid per gold ounce as applied to the reserves and resources of the Combined Company to determine an implied value.

•	Accretion Analysis

This methodology assesses the net benefit to be received by Metallica Resources Shareholders as a result of the Transaction in terms of increased pro rata NAV per share, total resources, revenue and cash flow under different scenarios.

Conclusion

          Based upon and subject to the foregoing, and such other matters as were considered relevant by Canaccord, Canaccord is of the opinion that, as of the date hereof, the Transaction is fair, from a financial point of view, to the Metallica Resources Shareholders.

Yours truly,

CANACCORD CAPITAL CORPORATION

SCHEDULE“D”

INTERIM ORDER	No. S - 083464
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING METALLICA RESOURCES INC.

METALLICA RESOURCES INC.

PETITIONER

INTERIM ORDER

))
))
	) MASTER TOKAREK )	Thursday, the
BEFORE	))	15th day of
	))	May, 2008
))

THE APPLICATION of the petitioner, Metallica Resources Inc. (“Metaliica”), for an Interim Order under section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”) in connection with an arrangement under section 192 of the CBCA, coming on for hearing on the 15th day of May, 2008 at the Courthouse at 800 Smithe Street; Vancouver, British Columbia; and ON HEARING Paula J. Price, counsel for Metallica; and UPON READING the Petition, the Notice of Motion and the Affidavit of Richard J. Hall, sworn on May 15, 2008 (the “Hall Affidavit”); AND UPON BEING ADVISED that the staff of the Director appointed under the CBCA has determined that the Director does not need to appear or be heard on the Application;

THIS COURT ORDERS THAT:

DEFINITIONS

1.          As used in this Order, unless otherwise defined, terms beginning with capital letters shall have the respective meanings set out in the Notice of Special Meeting of Shareholders (the “Notice”) and accompanying management information circular of

Metallica and supplemental joint disclosure booklet (together, the “Information Circular”), attached as Exhibit “A” to the Hall Affidavit.

SPECIAL MEETING

2.         Pursuant to section 192 of the CBCA, Metallica is authorized and directed to call, hold and conduct a special meeting (the “Meeting”) of the registered holders of Metallica common shares (“Registered Metallica Shareholders”) to be held at the Sutton Place Hotel, 955 Bay Street, Toronto, Ontario on June 17, 2008 at 10:00 am (Toronto time) to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) approving in accordance with section 192 of the CBCA an arrangement substantially as contemplated in the Plan of Arrangement (the “Arrangement”), a draft of which special resolution is attached as Schedule “B” to the Circular.

3.         The Meeting shall be called, held and conducted in accordance with the CBCA, the Notice, the Information Circular, the articles of Metallica and applicable securities laws, subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order, and to the extent of any inconsistency this Interim Order shall govern or, if not specified in the Interim Order, the Information Circular shall govern.

AMENDMENTS

4.         Metallica is authorized to make, in the manner contemplated by and subject to the Arrangement Agreement, such amendments, modifications or supplements to the Arrangement as it may determine without any additional notice to or authorization of the Metallica Shareholders. The Arrangement, as so amended, modified or supplemented, shall be the Arrangement to be submitted to the Meeting and the subject of the Arrangement Resolution.

ADJOURNMENTS AND POSTPONEMENTS

5.         Notwithstanding the provisions of the CBCA and the articles of Metallica, the Metallica Board of Directors by resolution shall be entitled to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Metallica Shareholders respecting the adjournment or postponement. Notice of any such adjournment or postponement shall be given by press release, newspaper advertisement or notice sent to the Metallica Shareholders by one of the methods specified in paragraph 7 of this Interim Order, as determined to be the most appropriate method of communication by the Metallica Board of Directors.

RECORD DATE

6.         The record date for determining Metallica Shareholders entitled to receive the Notice, the Information Circular and the forms of proxy for use by the Metallica Shareholders (collectively, the “Meeting Materials”) shall be the close of business on May 16, 2008 (the “Record Date”), as previously approved by the Board of Directors of Metallica and published by Metallica.

NOTICE OF SPECIAL MEETING

7.           The Meeting Materials, with such amendments or additional documents as counsel for Metallica may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order, shall be sent:

(a)
 to registered Metallica Shareholders determined as at the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or delivery and the date of the Meeting, by first class prepaid mail or by delivery in person or by recognized courier service, addressed to the Registered Metallica Shareholder at its address as it appears in the central securities register of Metallica as at the Record Date; or

(b)
to beneficial Metallica Shareholders (those whose names do not appear in the central securities register of Metallica), by providing, at least three business days before the twenty-first day prior to the Meeting, the requisite number of copies of the Meeting Materials to intermediaries and registered nominees to facilitate the distribution of the Meeting Materials to beneficial Metallica Shareholders, in compliance with its obligations under National Instrument No. 54-101 of the Canadian Securities Administrators;

(c)
at any time by email or facsimile transmission to any Metallica Shareholder who identifies himself to the satisfaction of Metallica (acting through its representatives), who requests such email or facsimile transmission and, if required by Metallica, agrees to pay the charges related to such transmission; and

(d)
to the directors and auditors of Metallica and to the Director appointed under the CBCA by first class prepaid mail or by delivery in person or by recognized courier service or by email or facsimile transmission at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmission and the date of the Meeting;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

8.         The Meeting Materials shall not be sent to registered Metallica Shareholders where mail previously sent to such holders by Metallica or its registrar and transfer agent has been returned to Metallica or its registrar and transfer agent on at least two previous consecutive occasions.

9.         The Notice, this Interim Order and the Information Circular with such amendments or additional documents as counsel for Metallica may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order shall be sent to the holders of Metallica Options (the “Metallica Optionholders”) and holders of Metallica Warrants (the “Metallica Warrantholders”) by any method permitted for service to Registered Metallica Shareholders or the directors or auditors of Metallica (provided that notice will not be given by e-mail except on request), not later than twenty-one (21) days before the Meeting and that such mailing, delivery and distribution shall constitute good and sufficient notice of the Application (as defined at paragraph 24, below) and of the hearing in respect of the application upon such persons. The Metallica Optionholders and Metallica Warrantholders are thereby made parties to this proceeding.

10.         Accidental failure of or omission by Metallica to give notice to any one or more Metallica Shareholders, Metallica Optionholders or Metallica Warrantholders or the non-receipt of such notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Metallica (including, without limitation, any inability to use postal services) shall not constitute a breach of this Interim Order or, in relation to notice to Metallica Shareholders, a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Metallica, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

DEEMED RECEIPT OF NOTICE

11.         The Meeting Materials and any amendments, modifications, updates or supplements to the Meeting Materials and any notice of adjournment or postponement of the Meeting, shall be deemed to have been received,

(a)	in the case of mailing, one (1) day after delivery thereof to the post office or public letter box;

(b)	in the case of delivery in person, upon receipt thereof at the intended recipient’s address or, in the case of delivery by courier, one (1) business day after receipt by the courier;

(c)	in the case of transmission by email or facsimile, upon the transmission thereof;

(d)	in the case of advertisement, at the time of publication of the advertisement;

(e)	in the case of electronic filing on SEDAR, upon the transmission thereof; and

(f)	in the case of beneficial Metallica Shareholders, three (3) days after delivery thereof to intermediaries and registered nominees.

UPDATING MEETING MATERIALS

12.           Notice of any amendments, modifications, updates or supplements to any of the information provided in the Meeting Materials may be communicated, at any time prior to the Meeting, to the Metallica Shareholders by press release, news release, newspaper advertisement or by notice sent to the Metallica Shareholders by any of the means set forth in paragraph 7, as determined to be the most appropriate method of communication by the Board of Directors of Metallica.

PERMITTED ATTENDEES

13. The only persons entitled to attend the Meeting shall be:

(a)	Registered Metallica Shareholders or their respective proxy holders as at the close of business on the Record Date;

(b)	Metallica directors, officers, auditors and advisors;

(c)	the CBCA Director or a representative of the CBCA Director;

(d)	New Gold directors, officers and advisors; and

(e)	other persons with the prior permission of the Chair of the Meeting;

and the only persons entitled to vote at the Meeting shall be the Registered Metallica Shareholders as at the close of business on the Record Date, or their respective proxy holders.

SOLICITATION OF PROXIES

14.           Metallica is authorized to use the forms of proxy for Metallica Shareholders in substantially the same form as are attached as Exhibit “C” to the Hall Affidavit, subject to Metallica’s ability to insert dates and other relevant information in the final form of proxy and to make other non-substantive changes and changes legal counsel advise are necessary or appropriate. Metallica is authorized, at its expense, to solicit proxies directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose and by mail, telephone or such other form of personal or electronic communication as it may determine.

15.           The procedures for the use of proxies at the Meeting and revocation of proxies shall be as set out in the Notice and the Information Circular.

16.           Metallica may in its discretion generally waive the time limits for the deposit of proxies by Metallica Shareholders if Metallica deems it advisable to do so, such waiver to be endorsed on the proxy by the initials of the Chair.

QUORUM AND VOTING

17.           At the Meeting, the votes shall be taken on the following bases:

(a)
each Registered Metallica Shareholder whose name is entered on the register of Shareholders of Metallica at the close of business on the Record Date is entitled to one (1) vote for each Metallica Share registered in his / her/ its name;

(b)
the vote required to pass the Arrangement Resolution shall be the affirmative vote of at least two-thirds of the total votes cast by the Metallica Shareholders, voting as a single class, present in person or by proxy and entitled to vote at the Meeting (excluding from the count of total votes cast any spoiled, illegible and/or defective ballots and abstentions).

18.           A quorum at the Meeting shall be two persons who are shareholders, or who are otherwise permitted to vote shares of Metallica at a meeting of shareholders pursuant to the articles of Metallica, present in person or by proxy, holding not less than 5% of the Metallica Shares provided that, if a quorum is not reached at the opening of the Meeting, the Meeting shall stand adjourned to be reconvened without further notice on a day which is not more than thirty (30) days later, as determined by the Metallica Shareholders present at the Meeting and, if at the adjourned Meeting a quorum is not present within half an hour from the time appointed for the Meeting, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the Meeting shall be a quorum.

SCRUTINEER

19.           The scrutineer for the Meeting shall be Equity Transfer & Trust Company (acting through its representatives for that purpose). The duties of the scrutineer shall include:

(a)	invigilating and reporting to the Chair on the deposit and validity of proxies;

(b)	reporting to the Chair on the quorum of the Meeting;

(c)	reporting to the Chair on the polls taken or ballots cast, if any, at the Meeting; and

(d)	providing to Metallica and to the Chair written reports on matters related to their duties.

DISSENT RIGHTS

20.           Each Registered Metallica Shareholder shall be entitled to exercise rights of dissent with respect to the Special Resolution, in accordance with and in compliance with section 190 of the CBCA, as varied by the Plan of Arangement, provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Special Resolution referred to in subsection 190(5) of the CBCA must be received by Metallica not later than 5:00 p.m. (Toronto time) on June 13, 2008 (or 5:00 p.m. (Toronto time) on the day which is two Business Days immediately preceding any adjourned or postponed Meeting).

21.           Registered Metallica Shareholders who duly exercise their Dissent Rights and who:

(a)
are ultimately entitled to be paid fair value for their Metallica Shares, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the day before the Final Order becomes effective, shall be deemed to have transferred their Metallica Shares to New Gold as of the Effective Time as set out in subsection 3.1(a) of the Plan of Arrangement and in consideration for a debt claim against New Gold to be paid the fair value of such Metallica Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights; or

(b)
are ultimately not entitled, for any reason, to be paid fair value for their Metallica Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Metallica Shareholder.

22.           From and after the Effective Time the names of the Dissenting Shareholders shall be deleted from the register of holders of Metallica Shares and in no case shall any person be required to recognize a Dissenting Shareholder (whether or not ultimately entitled or not, to be paid fair value for their Metallica Shares) as a holder of Metallica Shares or as a holder of any securities of Metallica or New Gold as defined in the Plan of Arrangement) or any of their respective subsidiaries.

APPLICATION FOR FINAL ORDER

23.           Metallica shall include in the Meeting Materials, when sent in accordance with paragraph 7 of this Interim Order, a copy of the Notice of Petition herein, in substantially the form attached, as Exhibit “B” to the Hall Affidavit, and this Interim Order (collectively, the “Court Materials”), and such Court Materials shall be deemed to have been served at the times specified in accordance with paragraph 7 and/or 11 of this Interim Order, whether such persons reside within British Columbia or within another jurisdiction.

24.           The persons entitled to appear and be heard at any hearing to sanction and approve the Arrangement, shall be only:

(a)	Metallica;

(b)	New Gold; and

(c)	persons who have served and filed an Appearance and have otherwise complied with the Rules of Court and paragraph 23 of this Interim Order.

25.           The sending of the Meeting Materials in the manner contemplated by paragraph 7 shall constitute good and sufficient service and no other form of service need be effected and no other material need be served on such persons in respect of these proceedings, except with respect to any person who shall:

(a)	file an Appearance, in the form prescribed by the Rules of Court, together with any evidence or material which is to be presented to the Court at the hearing of the Application; and

(b)	deliver the filed Appearance together with a copy of any evidence or material which is to be presented to the Court at the hearing of the Application, to Metallica’s counsel at:

Stikeman Elliott LLP Barristers and Solicitors 1700 - 666 Burrard Street Vancouver, British Columbia V6C 2X8

Attention: Paula J. Price

by or before 4:00 p.m. (Vancouver time) on June 17, 2008.

26. Upon the approval by the Metallica Shareholders of the Arrangement, in the manner set forth in this Interim Order, Metallica may apply to this Court (the “Application”) for an Order:

(a)	pursuant to section 192 of the CBCA approving the Arrangement; and

(b)	declaring that the Arrangement is fair and reasonable to the Metallica Shareholders

(collectively the “Final Order”)

and that the hearing of the Application will be held on June 19, 2008 at 9:45 a.m. (Vancouver Time) at the Courthouse at 800 Smithe Street Vancouver British Columbia  or as soon thereafter as the Application can be heard or at such other date and time as this Court may direct.

27.          In the event that the hearing of the Application is adjourned, then only those persons who filed and delivered an Appearance in accordance with paragraph 23, need be served and provided with notice of the adjourned hearing date.

VARIANCE

28. Metallica shall be entitled, at any time, to apply to vary this Interim Order.

29.          Rules 44 and 51A will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order.

APPROVED AS TO FORM:

Counsel for the Petitioner

SCHEDULE “E”

NOTICE OF PETITION

No. S083464 VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OFSECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING METALLICA RESOURCES INC.

METALLICA RESOURCES INC.

PETITIONER

NOTICE OF PETITION

TO:	The Shareholders, Optionholders and Warrantholders of Metallica Resources Inc.

AND TO:	The CBCA Director

AND TO:	New Gold Inc., c/o Fraser Milner Casgrain LLP, 1 First Canadian Place, 100 King Street West Toronto ON M5X1B2

                NOTICE IS HEREBY GIVEN that a Petition has been filed by Metallica Resources Inc. (“Metallica”) in the Supreme Court of British Columbia for approval, pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, and amendments thereto, of an arrangement contemplated in a Combination Agreement dated as of May 9, 2008 between Metallica and New Gold Inc (the “Arrangement”).

                NOTICE IS FURTHER GIVEN that by Order of Master Tokarek, a master of the Supreme Court of British Columbia, dated May 15, 2008, the Court has given directions by means of an interim order (the “Interim Order”) as to the calling of a meeting (the “Meeting”) of the registered holders of the outstanding common shares of Metallica (the “Metallica Shareholders”) for the purpose of, among other things, considering and voting upon the special resolution to approve the Arrangement.

                NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the Meeting, Metallica intends to apply to the Supreme Court of British Columbia for a final order approving the Arrangement and declaring it to be fair and reasonable to the Metallica Shareholders (the “Final Order”), which application will be heard at the courthouse at 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia on Thursday, the 19th day of June, 2008 at 9:45 a.m. (Vancouver time) or so soon thereafter as counsel may be heard or at such other date and time as the Court may direct.

E-1

                NOTICE IS FURTHER GIVEN that, if granted, the Final Order approving the Arrangement will constitute the basis for an exemption from the registration requirements under the United States Securities Act of 1933, upon which the parties will rely for the issuance and exchange of securities in connection with the Arrangement.

                IF YOU WISH TO BE HEARD AT THE HEARING OF THE APPLICATION FOR THE FINAL ORDER OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a form entitled “Appearance” together with any evidence or materials which you intend to present to the Court at the Vancouver Registry of the Supreme Court of British Columbia and YOU MUST ALSO DELIVER a copy of the Appearance and any other evidence or materials to Metallica’s address for delivery, which is set out below, on or before 4:00 p.m. (Vancouver time) on June 17,2008.

                YOU OR YOUR SOLICITOR may file the Appearance. You may obtain a form of Appearance at the Registry. The address of the Registry is 800 Smithe Street, Vancouver, British Columbia/ V6Z 2E1.

                IF YOU DO NOT FILE AN APPEARANCE AND ATTEND EITHER IN PERSON OR BY COUNSEL at the time of the hearing of the application for the Final Order, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court deems fit, all without further notice to you. If the Arrangement is approved, it will affect the rights of Metallica Shareholders, Optionholders and Warrantholders.

                A copy of the Petition and the other documents that were filed in support of the Interim Order and will be filed in support of the Final Order will be furnished to any Metallica Shareholder, Optionholder or Warrantholder upon request in writing addressed to the solicitors of Metallica at the their address for delivery set out below.

Metallica’s address for delivery is:

Stikeman Elliott LLP Barristers and Solicitors 1700 - 666 Burrard Street Vancouver BC V6C 2X8 Attention: Paula J. Price

DATED this 15th day of May, 2008.

Solicitor for the Petitioner

E-2

SCHEDULE “F”

COMPARISON OF SHAREHOLDER RIGHTS

          On Completion of the Arrangement, Metallica Shareholders will receive shares of New Gold, a corporation incorporated under the BCBCA . The BCBCA provides shareholders with substantially the same rights as are available to shareholders under the CBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. However, there are certain differences between the two statutes and the regulations made thereunder. The following is a summary of certain differences between the CBCA and the BCBCA which management of the Company considers to be material to shareholders. This summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and shareholders should consult their legal or other professional advisors with regard to the implications of the share exchange contemplated under the Arrangement which may be of importance to them.

•	Director Residency Requirements. Under the CBCA, at least 25% of a company’s directors must be resident Canadians. The BCBCA does not, however, have any residency requirements for directors.

•
Place of Shareholders’ Meetings. Under the CBCA, a shareholders’ meeting may be held at any place in Canada provided in the by-laws, or in the absence of such by-law, at the place within Canada that the directors determine, or it may be held at a place outside Canada if such place is specified in the articles of the company or all the shareholders entitled to vote at the meeting agree the meeting is to be held at that place. The BCBCA provides that meetings of shareholders may be held at a location outside of British Columbia if such location is: (i) provided by the articles; (ii) approved by an ordinary resolution or such other resolution as is required by the articles (provided the articles do not restrict the corporation from approving a location outside of British Columbia); or (iii) approved in writing by the Registrar of Companies (British Columbia) before any such meeting is held.

•
Requisition of Meetings The CBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting sought to be held to requisition the directors to call and hold a meeting of shareholders of a corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days on receiving the requisition, any shareholder who signed the requisition may call the meeting. The BCBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a general meeting of shareholders to requisition the directors to call and hold a general meeting within four months of receiving the requisition. If the directors do not call a general meeting within 21 days of receiving the requisition, any one or more of the requisitioning shareholders who hold not less than 2.5% of the issued shares that carry the right to vote may call a general meeting.

•
Solicitation of Proxies. Under the CBCA, proxies may be solicited other than by or on behalf of management of the company without the sending of a dissident’s proxy circular if (i) proxies are solicited from 15 or fewer shareholders, or (ii) if the solicitation is conveyed by public broadcast, speech or publication containing certain of the information that would be required to be included in a dissident’s proxy circular. Furthermore, under the CBCA, the definition of “solicit” and “solicitation” specifically excludes (i) certain public announcements by a shareholder of how he or she intends to vote and the reasons for that decision, (ii) communications for the purpose of obtaining the number of shares required for a shareholder proposal, and (iii) certain other communications made other than by or on behalf of management of the company, including communications by one or more shareholder concerning the business and affairs of the company or the organization of a dissident’s proxy solicitation where no form of proxy is sent by or on behalf of such shareholders, by financial and other advisors in the ordinary course of business to shareholders who are their clients, or by any person who does not seek directly or indirectly the power to act as proxy for a shareholder. Under the BCBCA, proxies may be solicited by persons other than management if the person making the solicitation concurrently with or before it, sends an information circular to each of the shareholders of the company whose proxies is solicited. The exception to the requirement of sending an information circular is (i) a solicitation that is not by or on behalf of the management of the company, if the total number of shareholders whose proxies are solicited is not more than 15, or (ii) a solicitation made by a person in respect of shares of which the person is the beneficial owner.

•
Record Date for Shareholders’ Meetings. Under the CBCA, shareholders are entitled to vote only shares held by them on the record date or the deemed record date, as the case may be. Transferees of shares after the record date or the deemed record date, as the case may be, are not entitled to vote the transferred shares at the meeting.

F-1

Under the BCBCA, the directors may set a record date for any purpose, including for determining shareholders entitled to notice of or voting at a meeting of shareholders.

•
Notice of Shareholders’ Meetings. Under the CBCA, notice of a meeting of shareholders must be provided not less than 21 days and not more than 60 days before the meeting. The same is the case for public BCBCA companies. However, public companies incorporated under either statute are currently subject to the requirements of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators which provides for minimum notice periods of greater than the minimum 21 day period in either statute.

•
Shareholder Proposals. Under the CBCA, shareholder proposals may be submitted by both registered and beneficial shareholders who are entitled to vote at an annual shareholders’ meeting , provided that (i) the shareholder must have owned, directly or beneficially, for at least six months prior to the submission of the proposal, voting shares at least equal to 1% of the total number of outstanding voting shares of the company or whose fair market value is at least Cdn$2,000; or (ii) the proposal must have the support of persons who in the aggregate have owned, directly or beneficially, such number of voting shares for such period. The BCBCA provisions is very similar, however, requires that the shareholder has been the owner of such shares for an uninterrupted period of at least two years before the date of the signing of the proposal.

•
Registered Office. Under the CBCA, a company’s registered office may be at any place in Canada and may be relocated within a province by resolution of the directors. Under the BCBCA, a company’s registered office must be in British Columbia.

•
Quorum of Directors’ Meetings. The CBCA states that quorum of directors meetings consists of a majority of directors or the minimum number of directors required by the articles. Further, the CBCA requires that 25% of the directors present at the meeting (or at least one if less than four directors are appointed) be resident Canadians. The BCBCA provides that the quorum necessary for the transaction may be set by the directors and, if not set, is a majority of the directors.

•
Corporate Records. The CBCA permits corporate and accounting records to be kept outside of Canada, although there are still requirements to keep records and books of account within Canada under the Income Tax Act and other statues administered by the Minister of National Revenue (such as the Excise Tax Act). Also under the CBCA, if records are kept outside of Canada companies are required to provide access to their records at a location in Canada, by computer terminal or other technology. The BCBCA requires that records to be kept in British Columbia.

•	Short Selling. Under the CBCA, insiders of the Company are prohibited from short selling any securities of the Company. The BCBCA has no such requirement.

•
Oppression Remedy. The BCBCA will allow a court to grant relief where a prejudicial effect to the shareholder is merely threatened, whereas the CBCA will only allow a court to grant relief if the effect actually exists (that is, it must be more than merely threatened).

F-2

SCHEDULE “G”

DISSENT PROVISIONS OF THE CBCA

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

190. (1) Right to dissent — Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.

2.
Further right — A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

2.1	If one class of shares — The right to dissent described in subsection (2) applies even if there is only one class of shares.

3.
Payment for shares — In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

4.
No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

5.
Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

6.
Notice of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

7.
Demand for payment — A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

8.
Share certificate — A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

9.	Forfeiture — A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

10.
Endorsing certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

11.
Suspension of rights — On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

	(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

	(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)
the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

12.
Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

13.	Same terms — Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

14.
Payment — Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

15.
Corporation may apply to court — Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

16.
Shareholder application to court — If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

17.
Venue — An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

18.	No security for costs — A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

19.	Parties — On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

20.
Powers of court — On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

21.	Appraisers — A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

22.	Final order — The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.

23.
Interest — A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

24.
Notice that subsection (26) applies — If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

25.
Effect where subsection (26) applies — If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)
retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

26.	Limitation — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

SCHEDULE “H”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
OF METALLICA RESOURCES INC. (THE “CORPORATION”)

CORPORATE GOVERNANCE DISCLOSURE

Board of Directors

          The Board is currently comprised of eight directors. Five of the proposed eight directors are considered by the Board to be independent. A director is considered to be independent if the Board determines that the director has no direct or indirect material relationship with the Corporation. A material relationship is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s independent judgment. Richard J. Hall is not an independent director as he is the President and Chief Executive Officer (“CEO”) of the Corporation. Jorge Mendizabal is not an independent director as he is the Managing Director of Minera San Xavier, S.A. de C.V., a wholly owned subsidiary of the Corporation. Robert Martinez is not an independent director as he renders consulting services to the Corporation valued at over $75,000 per year. Each of the remaining directors, namely, Craig J. Nelsen, Thomas F. Pugsley, J. Alan Spence, Ian A. Shaw and Amjad Ali are independent directors of the Corporation.

          Thomas F. Pugsley, Amjad Ali and Ian A. Shaw are currently directors of other issuers that are reporting issuers in a Canadian jurisdiction. Thomas F. Pugsley is on the board of directors of First Nickel Inc. and Ian A. Shaw is on the board of directors of Gammon Lake Resources Inc. and Mexgold Resources Inc. Amjad Ali is on the board of directors of Centenario Copper Corporation.

          The Chairman of the Corporation, Craig J. Nelsen, is an independent director. The Board has established a policy of having the independent directors conduct a private session, independent of management and nonindependent directors, as part of Board meetings. The independent directors of the Board are encouraged by the Chairman and CEO to hold private sessions as such independent directors deem necessary in the circumstances. The Board held eight meetings during the period commencing January 1, 2007 and ending December 31, 2007. The independent directors held such private sessions at three of these meetings. Craig J. Nelsen, J. Alan Spence, Amjad Ali, Robert Martinez and Jorge Mendizabal attended all eight meetings of the Board. Richard J. Hall and Ian A. Shaw attended seven of the eight Board meetings. Prior to his resignation on June 22, 2007 Oliver Lennox-King attended two of four Board meetings. Thomas Pugsley was appointed to the Board on December 13, 2007 and attended one of one Board meetings since his appointment.

Board Mandate

          The Board has the responsibility to manage, or supervise, the management of the business and affairs of the Corporation. It is the Board’s primary responsibility to foster the long-term success of the Corporation and to build long-term value for the Corporation’s shareholders, in a manner consistent with the Board’s fiduciary duties.

          To assist the Board in the implementation of its mandate, it delegates some of its responsibility to committees. The Board reviews and approves the structure, mandate and composition of its committees. It also receives and reviews periodic reports of the activities and findings of those committees.

          The Board selects and appoints the Corporation’s President and CEO and, through him, other officers and senior management to whom the Board delegates certain of its power of management. The Board approves strategy, sets targets, performance standards and policies to guide them; monitors and advises management; sets their compensation and, if necessary, replaces them.

          Throughout the year, the Board reviews management’s and the Corporation’s performance against approved business plans and policies. The Board also reviews and approves specific proposals for all major capital expenditures, checking for consistency with budgets and strategic plans, and deals with a large number of individual issues and situations requiring decision by the Corporation, such as acquisitions, investments and divestitures.

          The Board ensures that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of the Corporation’s business. Management reports regularly to the Board in relation to principal risks which potentially affect the Corporation’s business activities.

          The Board regularly reviews management succession plans and, where necessary, initiates and supervises searches for replacement candidates. It also sets objectives for, and reviews the performance of, the senior officers of the Corporation and approves their appointments and compensation.

          The Board reviews and approves, for release to shareholders, quarterly and annual reports on the performance of the Corporation. It reviews material public communications and seeks to ensure that the Corporation communicates effectively with its shareholders and other stakeholders. The Board has procedures in place to ensure effective communication between the Corporation, its shareholders, respective investors and the public, including the dissemination of information on a regular and timely basis. The CEO has dedicated a portion of his time to communicate with shareholders and prospective investors. Through its officers, the Corporation responds to questions and provides information to individual shareholders, institutional investors, financial analysts and the media.

          The Board ensures that mechanisms are in place to guide the organization in its activities. The Board reviews and approves a broad range of internal control and management systems, including expenditure approvals and financial controls. Management is required by the Board to comply with legal and regulatory requirements with respect to all of the Corporation’s activities.

Position Descriptions

          The Chairman of the Board is responsible for overseeing the Board processes, so as to ensure the Board operates efficiently and effectively in carrying out its duties and to act as a liaison between the Board and management. The chair of the Corporation’s Audit Committee is responsible for ensuring that the Audit Committee functions in accordance with its charter. The CEO is responsible and accountable for pursuing the strategic goals of the Corporation which are considered and adopted by the Board. Management is required to seek the Board’s approval for any major transaction. The Board would be required to give prior approval to any action that would lead to a material change in the nature of the business and affairs of the Corporation.

          The Board has not developed written position descriptions for the Chairman of the Board, the Chairman of the Audit Committee or the CEO.

Orientation and Continuing Education

          New directors are provided with comprehensive information on the Corporation and its management and will be fully briefed by senior management on the corporate organization and key current issues. Visits to key operations may also be arranged for new directors.

          Ongoing training and development of directors consists of similar components, including periodic updates of written corporate information, site visits and presentations by experts in fields that are important to the Corporation’s interests. Individual directors may engage outside advisors with the authorization of the Board. The Board is responsible for overseeing and implementing continuing education programs to assist directors in maintaining the skill and knowledge necessary to meet their obligations as directors, to ensure that their knowledge and understanding of the Corporation’s business remains current, and to ensure their knowledge of legal, regulatory and ethical responsibilities remains up to date.

Ethical Business Conduct

          The Corporation is committed to conducting its business with the highest standards of business ethics and in accordance with applicable laws, rules and regulators. The Corporation adopted a written Code of Business Conduct and Ethics (the “Code”) on May 18, 2004 that applies to all directors, officers and employees of the Corporation and sets out specific policies to guide these individuals in the performance of their duties. The Code sets out in detail the core values and the principles by which the Corporation is governed and addresses topics such as: honest and ethical conduct; conflicts of interest; compliance with applicable laws, rules and regulations and Corporation policies and procedures; confidential information; public disclosures; and protection and proper use of company assets.

          The management of the Corporation is committed to fostering and maintaining a culture of high ethical standards and compliance, and ensuring a work environment that encourages employees to raise concerns to the attention of management and promptly addressing any employee compliance concerns. The Corporation will maintain appropriate records evidencing compliance with the Code. It is ultimately the Board’s responsibility for monitoring compliance with the Code. The Board will review the Code periodically, review management’s monitoring of compliance with the Code, and if it were necessary, consult with members of the Corporation’s senior management team and Audit Committee, as appropriate, to resolve any reported violations of the Corporation’s Code. A copy of the Corporation’s Code is available on the Corporation’s website at www.metal-res.com, and has been filed on and is accessible through SEDAR at www.sedar.com.

Nomination of Directors

          The Nominating Committee is responsible for proposing new candidates for Board nomination. The Nominating Committee selects individuals with the desired background and qualifications, taking into account the needs of the Board at the time. The Nominating Committee is comprised of independent directors to encourage an objective nomination process. The members of the Nominating Committee are currently Ian A. Shaw (Chairman), J. Alan Spence, and Craig Nelsen.

Compensation Committee

          The Compensation Committee is composed of all independent directors, including Craig J. Nelsen (Chairman), Ian A. Shaw and J. Alan Spence. On an annual basis the Compensation Committee will approve and recommend to the Board the Corporation’s compensation policies generally, including base salary, annual incentives, long-term incentives, executive perquisites, supplemental benefits and equity-based incentive plans. In reviewing such compensation policies, the Compensation Committee may consider the recruitment, development, promotion, retention and compensation of executives and other employees of the Corporation and any other factors that it deems appropriate.

          The Compensation Committee will review the adequacy and form of director compensation annually. In addition, the Compensation Committee will approve and recommend to the Board all forms of compensation to be provided to the CEO and other key executive officers of the Corporation. In reviewing such compensation for recommendation, the Compensation Committee, among other things, evaluates executive officer achievement against corporate goals and objectives, the Corporation’s overall performance, shareholder returns, the value of similar incentive awards relative to such targets at comparable companies, awards given in past years, and such other factors as the Compensation Committee deems appropriate and in the best interests of the Corporation. The Compensation Committee is also responsible for proposing goals for the administration of the Corporation’s equity-based compensation plans and reviewing their competitiveness and making recommendations regarding the form of compensation for the Board that realistically reflects the responsibilities and risks of these positions. In addition, the Compensation Committee will annually prepare a Report on Executive Compensation that will be disclosed in the annual management information circular prepared in connection with the Corporation’s annual meeting of shareholders. For information regarding how the Board determines the compensation for the Corporation’s directors and officers please see “Report on Executive Compensation” and “Compensation of Directors”.

          During fiscal year 2006, the Hay Group Limited (the “Hay Group”) was retained to review the Corporation’s Executive Officer and Director salaries/fees, and develop annual and long-term incentive compensation. The study recommendations were based on a review of peer group mining companies with similar market capitalizations and in a similar stage of development as the Corporation. In addition, the study utilized the Hay Group database of salaries, annual and long-term incentives adjusted for levels of responsibilities and factored for the size of the Corporation. The Compensation Committee utilized the results from this study, along with other subjective criteria, to determine the Named Executive Officer and Director salaries/fees for 2007. Please see “Report on Executive Compensation” and “Compensation of Directors”. The Hay Group was retained again in early 2007 to update the results from the study completed in 2006.

Other Board Committees

          The Corporation has a Health and Safety Committee that is responsible for addressing health, safety and environmental concerns that affect the Corporation. The members of the Health and Safety Committee are currently Robert Martinez (Chairman ), Craig J. Nelsen and Jorge Mendizabal.

Assessments

          The Board assesses its members and its committees with respect to effectiveness and contribution on an ongoing basis. This assessment process is informal. If an individual Board member is unable to contribute due to ability, lack of time or commitment, the individual would either resign or not be nominated for re-election.

Any questions and requests for assistance may be directed to the Information Agent for
Peak Gold Ltd., New Gold Inc. and Metallica Resources Inc.:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2

North American Toll Free Phone:

1-866-581-1571

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272